# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 20-F

**[ ]** REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
**[X]** ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For The Fiscal Year Ended **October 31, 2011**
Or
**[ ]** TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
**[ ]** SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell report

Commission File No. **0-26005**

# MICROMEM TECHNOLOGIES INC.
(Exact name of Registrant as specified in its charter)

**Ontario, Canada**
(Jurisdiction of incorporation or organization)

**777 Bay Street, Suite 1910,**
**Toronto, Ontario M5G 2E4, Canada**
**Tel: (416) 364-6513**
**Fax: (416) 360-4034**
(Address of principal executive offices)

**Joseph Fuda; 416-364-6513, JFuda@micromeminc.com, 777 Bay St., Suite 1910 Toronto, On M5G 2E4**
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
**None**

Securities registered or to be registered pursuant to Section 12(g) of the Act:
**Common Shares without par value**

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
**None**

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
**116,149,718 Common Shares**

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act:
Yes _____ No __X__

If this report is an annual or transition report, indicate by check mark if the registration is not required to file a report pursuant to section 13 or 15 of the Securities Exchange Act of 1934:
Yes _____ No __X__

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
Yes __X__ No _____

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerator filer" in Rule 12b-2 of the Exchange Act:
Large Accelerated Filer _____ Accelerated Filer _____ Non-Accelerated Filer __X__

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ______ International Financial Reporting Standards as issued by the International Accounting Standards Board ______ Other ___X___

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:
Item 17___X___ Item 18 ______

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes______ No ___X___

## TABLE OF CONTENTS

**PART I**

## INTRODUCTION

**Abbreviations**

Throughout this document, Micromem Technologies Inc. and/or its affiliates are referred to as “Micromem”, the “Company”, “we”, “us” or “our”.

**Forward Looking and Cautionary Statements**

This Form 20-F contains certain forward-looking statements. These forward-looking statements are based on current expectations, estimates and projections about the business of our company and the industry in which we operate, our management's beliefs, and assumptions made by our management. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks” and “estimates,” variations on such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict. Our actual results could differ materially from those expressed or forecasted in these forward-looking statements as a result of certain factors, including those set forth under Item 3-Key Information – Risk Factors and elsewhere in this Form 20-F.

## ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.

## ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

## ITEM 3. KEY INFORMATION

### A. Selected Financial Data

The following table sets forth our selected consolidated financial data in United States dollars as of and for each of the five fiscal years ended October 31, 1011, 2010, 2009, 2008 and 2007. The selected consolidated financial data has been derived from our audited consolidated financial statements. All information contained in the following table should be read in conjunction with our audited consolidated audited financial statements and the notes thereto in “Item 17-Financial Statements” and "Item 5 - Operating and Financial Review and Prospects”, included elsewhere in this Annual Report on Form 20-F.

**Selected balance sheet information**
(all amounts in U.S. dollars)

| | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|
| Working capital (deficiency) | ($1,047,228) | ($1,459,460) | ($650,044) | ($338,079) | ($1,531,855) |
| Capital Assets | 10,201 | 16,686 | 24,442 | 26,321 | - |
| Total Assets | 906,346 | 568,336 | 2,562,479 | 630,467 | 329,232 |
| Capital Stock | 51,774,555 | 50,102,699 | 48,494,180 | 44,380,134 | 37,166,397 |
| Shareholders' equity (deficiency) | (217,278) | (1,019,226) | 1,522,839 | (311,758) | (1,531,855) |

**Selected statement of operations and deficit information**
(all amounts in U.S. dollars)

| | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|
| Interest and other income | $ 963 | $ 22,886 | $ 88,047 | $ 11,762 | $ 2,586 |
| Research and development expenses | (75,896) | (106,007) | 13,880 | 1,063,508 | 682,331 |
| General and administrative and other expenses | 1,720,701 | 4,676,322 | 2,433,537 | 3,323,565 | 1,862,417 |
| Stock compensation expense | 928,497 | 95,038 | 1,951,569 | 1,041,414 | 269,216 |
| Loss before income taxes | (2,572,339) | (4,665,353) | (4,310,939) | (5,416,725) | (2,811,378) |
| Provision for income taxes (recovery) | 1,205 | 9,508 | - | - | - |
| Net loss | (2,573,544) | (4,674,861) | (4,310,939) | (5,416,725) | (2,811,378) |
| Loss per share-basic and diluted | (0.03) | 0.05 | 0.05 | 0.07 | 0.04 |
| Weighted average number of basic and diluted shares | 102,301,168 | 92,225,645 | 86,400,439 | 78,012,115 | 70,685,153 |
| Dividends | - | - | - | - | - |

**Reconciliation between Canadian GAAP and U.S. GAAP:**

Our consolidated financial statements for the period have been prepared in accordance with Canadian GAAP which, in our case conforms in all material respects with U.S. GAAP except for how the Company has accounted for development expenditures reported in the fiscal years ended October 31, 2011, 2010 and 2009, intangible assets, warrant modification and modification of the conversion feature of bridge loans in the fiscal year ended October 31, 2011 and the allocation of Unit private placement proceeds using the relative fair value method of accounting for the fiscal years through to October 31, 2008.

Under U.S. GAAP all development expenditures are expensed as incurred. In 2011, the Company reports $646,606 (2010: $221,521) of development costs and $135,465 (2010: nil) of intangible asset expenses capitalized under Canadian GAAP.

Until October 31, 2008, for all Unit private placement financings completed, the Company assigned 100% of the proceeds from these financings to the common shares and a nil value to the attached warrants. In the fiscal year ended October 31, 2009, the Company changed the estimates that it used to value the common shares and warrants included in the Unit private placement financings which it completed in the fiscal year then ended. It assigned the value to the warrants which formed part of these Unit private placements calculated in accordance with the Black Scholes option-pricing model. Under U.S. GAAP, using standards which are analogous, the valuation of the shares and warrants would be determined using the relative fair value approach. There is no change in aggregate shareholders' equity.

In the year ended October 31, 2011, the Company modified the expiration date of warrants which would have otherwise expired in 2011. Under U.S. GAAP, this amount has been recorded as an increase in paid in capital and a corresponding offset to retained earnings. Under Canadian GAAP a charge of $293,020 is included below net loss in the determination of shareholders' equity.

In the year ended October 31, 2011, the Company modified the conversion feature of two bridge loans. Under Canadian GAAP, the first loan was considered an extinguishment and issuance of new debt but no gain or loss was recognized as the carrying value of the extinguished debt was not materially different from the modified debt instrument. The second loan did not meet the criteria for extinguishment and as such was treated as a renegotiation. Under U.S. GAAP, the Company evaluated whether the change in the conversion feature represented an embedded derivative that required separation. Under U.S. GAAP, no beneficial conversion feature exists and under Canadian GAAP a $185,564 charge was recorded to retained earnings with an offsetting charge to contributed surplus to reflect the value of the more favourable conversion feature.

A reconciliation between Canadian and U.S. GAAP has been provided in Note 18 to the Company's 2011 audited financial statements in Item 17 of this Annual Report.

**Currency and Exchange Rates**

Our financial statements are all expressed in United States dollars. All other financial data appearing in this Form 20-F are expressed in United States dollars with the exception of certain limited cases when reference is made to instruments denominated in Canadian dollars ("CDN $").

Transactions that were conducted in Canadian dollars or other foreign currencies have been converted into United States dollars using the 3 month average rate of exchange per quarter which rate approximates the rate of exchange prevailing at the date of such transactions. Assets and liabilities denominated in Canadian dollars or other foreign currencies but expressed in this Form 20-F in United States dollars have been converted into United States dollars at the rate of exchange prevailing on the date of the applicable financial statement.

The following table sets forth, for the periods indicated, the high, low, end of period and average for period noon buying rates as published by the Bank of Canada, as expressed in the amount of U.S. Dollars equal to one Canadian dollar.

| | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|
| High for period | 1.0583 | 1.0039 | 0.9716 | 1.0905 | 1.0527 |
| Low for period | 0.9430 | 0.9278 | 0.7692 | 0.7726 | 0.8437 |
| End of period | 1.0079 | 0.9885 | 0.9334 | 0.8374 | 1.0527 |
| Average for period | 1.0139 | 0.9640 | 0.8587 | 0.9761 | 0.9120 |

The following table sets forth, for each period indicated, the high and low exchange rates for United States dollars expressed in Canadian dollars on the last day of each month during such period, based on the Noon Buying Rate.

| | February 2011 | March 2011 | April 2011 | May 2011 | June 2011 | July 2011 |
|---|---|---|---|---|---|---|
| High | 0.9788 | 0.9780 | 0.9520 | 0.9728 | 0.9672 | 0.9590 |
| Low | 0.9710 | 0.9680 | 0.9465 | 0.9653 | 0.9625 | 0.9505 |

| | August 2011 | September 2011 | October 2011 | November 2011 | December 2011 | January 2012 |
|---|---|---|---|---|---|---|
| High | 0.9799 | 1.0482 | 0.9996 | 1.0271 | 1.0216 | 1.0550 |
| Low | 0.9726 | 1.0372 | 0.9922 | 1.0124 | 1.0162 | 0.9966 |

On February 24, 2012 the noon buying rate for one Canadian dollar, as quoted by the Bank of Canada, was CDN $0.9988 = U.S. $1.00.

**B. Capitalization and Indebtedness**

Not Applicable.

**C. Reasons for the Offer and Use of Proceeds**

Not Applicable.

**D. Risk Factors**

We and our investors face a number of significant risks, which are described below.

**Risk Factors Related to Our Business**

***The financial statements of our company have been prepared on a going concern basis.***

We have prepared our financial statements on a "going concern" basis which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business for the foreseeable future.

Our ability to continue as a going concern is dependent upon completing the development of our technology for a particular application, achieving profitable operations, obtaining additional financing and successfully bringing our technologies to the market. The outcome of these matters cannot be predicted at this time. Our consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should we be unable to continue in business.

If the going concern assumption was not appropriate for our financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments may be material.

We are still in the development stage and have incurred substantial losses to date. We must raise additional funds for the continued development, testing and commercial exploitation of our technologies. The sources of these funds have not yet been identified and there can be no certainty that sources will be available in the future.

At October 31, 2011 we had $44,062 cash on hand and our current monthly cash expenses were approximately $150,000. Our working capital deficiency is $1,047,228 at October 31, 2011. Subsequent to October 31, 2011, through to the date of the filing of this annual report, we have raised an additional $976,214 through private placements and bridge loans.

***We currently have no operating revenue.***

At October 31, 2011 we have no revenues and there is no certainty that we will generate revenues in the near future. If we fail to enter into license agreements or if we do not obtain purchase orders from potential customers, we will have no revenues. If we enter into such agreements the amount of the revenues we receive will depend on the terms we are able to get from each licensee and the ability of each licensee to compete in their particular market.

***Our magnetic sensor technology is under development.***

We continue to develop prototypes of our magnetic sensor technology in 2011 working with our technical advisors, and our strategic development partners. We are pursuing joint development agreements with potential strategic partners with the expectation that we will jointly develop sensor applications for use by these potential strategic partners.

There is no certainty that these current initiatives will result in revenues and cash flow to the Company in the future.

In the event that our magnetic sensor technology is successfully developed we will face competition from larger corporations who also sell sensor technology and who have greater financial resources than the Company.

Our success will be determined by the following factors which have not yet been fully and completely tested nor measured:

- the ability of manufacturers to incorporate the technology into existing manufacturing capabilities without significant retooling and material costs;
- price competitiveness; and
- the differential performance advantages of our memory technology.

After completion of the development of our technology, our ability to compete successfully will depend on elements outside of our control, including the rate at which customers incorporate our technology into their products, the success of such customers in selling those products, our protection of our intellectual property, the number, nature and success of our competitors and their product introductions and general market and economic conditions. In addition, our success will depend on our ability to develop, introduce, and license or sell in a timely manner our technology or products incorporating our technology and to compete effectively on the basis of factors such as speed, density, die size and power consumption.

***We are not actively pursuing further development of our memory technology.***

Our Magnetic Random Access Memory, also referred to herein as MRAM, which is a non-volatile memory technology that uses magnetic, thin film elements on a gallium arsenide substrate to store information, is currently under development and is therefore not yet proven to be commercially viable. As such, for our development efforts to succeed, significant development work remains to be completed. We have decided to suspend additional development work on our memory technology.

In the event our technology is further developed in future, we would face competition when we are ready to sell or license our products. We will be required to introduce our technology into a well-developed market and compete with major corporations who manufacture, sell and license existing memory products. The market for memory technologies is dominated by major corporations who have established market segments for their memory technologies and products. These corporations have significantly greater financial resources which are required to design, develop, manufacture, market, sell and license their products and technologies. Many of these major corporations have worldwide wafer manufacturing and integrated circuit production facilities.

If we did decide to further development our memory technology in future our success would be determined by the following factors which have not yet been tested or measured:

- the ability of manufacturers to incorporate the technology into existing manufacturing capabilities without significant retooling and material costs;
- price competitiveness; and
- the differential performance advantages of our memory technology.

If we were to complete the development of our technology, our ability to compete successfully would depend on elements outside of our control, including the rate at which customers incorporate our technology into their products, the success of such customers in selling those products, our protection of our intellectual property, the number, nature and success of our competitors and their product introductions and general market and economic conditions. In addition, our success will depend on our ability to develop, introduce, and license or sell in a timely manner our technology or products incorporating our technology and to compete effectively on the basis of factors such as speed, density, die size and power consumption.

***Our competitors are seeking to develop other magnetic based memory technologies.***

MRAM as a market segment is both crowded and competitive. We understand that other companies have research and development efforts under way in connection with non-volatile random access memory, also referred to herein as RAM. Much work is being done in the MRAM research and development at companies such as NVE, Cypress, Freescale, Phillips, Motorola and others. Other research and development efforts at IBM, Hewlett Packard and Nantero are focused on non-magnetic based non-volatile RAM. Existing competition in low density applications include Honeywell, Naval Research Laboratories, Ramtron and NVE. All of these companies have substantial resources at their disposal.

We may be materially affected by aggressive competition as the memory and data storage industry is highly competitive and customers make their decisions based on a number of competitive factors, including functionality, technology, performance, reliability, system scalability, price, quality, product availability, customer service and brand recognition. We must address each of these factors effectively in order to successfully compete.

***Failure to secure continued financing will cause our business to suffer.***

Since there is no assurance that revenues will be realized in the near future, we will need additional financing to continue our research and development and to successfully market our technology to potential licensees and strategic partners. There is no assurance we will be able to continue to do so and failure to raise sufficient funds in the future will affect our ability to develop and market our technology.

***Because much of our success and value depends on our ownership and use of intellectual property, our failure to protect our property could adversely affect our future growth and success.***

Our success will depend on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure agreements and other methods to protect our proprietary technology and processes. Despite our efforts to do so, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology, develop similar technology independently or design around our patents. Policing unauthorized use of our products is expensive and difficult, and we cannot be certain that all required steps we have taken will prevent misappropriation or infringement of our intellectual property.

***Intellectual property claims against us, no matter how groundless, could cause our business to suffer.***

Our future success and competitive position depend in part on our ability to retain exclusive rights to our technology, including any improvements that may be made on that technology from time to time by us or on our behalf. While our technology is patented or is subject to pending patent applications in the United States and we know of no challenge that has been made either against our technology or our rights to it, and we have no reason to believe that any such challenge might be made or that the grounds for any such challenge exist, if any intellectual property litigation were to be commenced against us, no matter how groundless, the result could be a significant expense to us, adversely affecting further development, licensing and sales, diverting the efforts of our technical and management personnel and, in the event of an adverse outcome, damages and possible restrictions on the further development, licensing and use of our technology.

There is no assurance that any of our pending patent applications will be issued as patents or that any issued patent will not be determined to be invalid at a later date.

***We have a history of losses, and we may continue to generate losses in the foreseeable future.***

To date, we have been solely a development company. We have not been profitable to date. Unless and until we are able to successfully complete the development of our technology and develop markets for the commercialization of such technology, we may not be able to generate revenues in future periods and we may not be able to attain profitability.

The further development of our sensor technology may require significant additional capital which we may have to fund directly if we are unable to secure financing from development partners. Therefore, we expect to incur expenses without corresponding offsetting revenues at least until we are able to license our technology to third parties. This may result in net operating losses, which will increase until we can generate an acceptable level of revenues, which we may never attain. Further, even if we do achieve operating revenues, there can be no assurance that such revenues will be sufficient to fund continuing operations. Therefore, we cannot predict whether we ever be able to achieve profitability.

The likelihood of the success of our business plan must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with developing and expanding early stage businesses and the competitive environment in which we operate.

***We lack manufacturing capacity and will continue to be dependent on third party manufacturers.***

In addition to anticipated licensing fees and potential royalty streams, the manufacturing and sale of technology product applications is part of our go forward revenue model.

Our success in the sale of manufactured product depends upon our ability to secure manufacturing of our technology in large quantities and at competitive prices. We have no in-house manufacturing capacity and do not anticipate developing such capacity. To the extent we are successful in completing the development of our technology we will likely be required to rely upon contract manufacturers to produce our products. We may not be able to enter into manufacturing arrangements on terms that are favorable to us. Moreover, there is no assurance that any future manufacturers will have the capability to manufacture our products in sufficient quantities to achieve profitability and within the quality, price, and technical standards required by our customers. In addition, because our technologies use semi-conducting materials other than silicon, there may be a limited number of contract manufacturers capable of producing our products since most are focusing on silicon-based manufacturing. If any future manufacturers should cease doing business with us or experience delays, shortages of supply or excessive demands on their capacity, we may not be able to obtain adequate quantities of product in a timely manner, or at all. Manufacturing new products involves integrating complex designs and processes, coordinating with suppliers for parts and components, and managing manufacturing capacities to accommodate forecasted demand. Failure to obtain sufficient quantities of parts and components, as well as other manufacturing delays or constraints, could adversely affect the timing of new product introductions. Any manufacturing problem or the loss of a contract manufacturer could be disruptive to our operations and result in lost sales.

***We will be dependent upon the success of a limited range of products.***

The range of products we intend to commercialize is currently limited to applications of our sensor technology. Reliance on a limited range of products could restrict our ability to respond to adverse business conditions. If we are not successful in developing this specific technology, or if there is not adequate demand for such technology or the market for such technology develops less rapidly than we anticipate, we may not have the capability to shift our resources to the development of alternative products. In such case our business would likely be at a significant disadvantage to other competitors in the field. As a result, the limited range of products we intend to develop could limit our revenues and profitability.

***We may not realize income from the licensing of our technologies if our licensees fail to commercialize the products that incorporate these technologies.***

In order to generate revenues from our sensor technology, we will need to enter into licensing arrangements with third parties who can integrate our technology into products that will gain acceptance in the market. We have not yet entered into any licensing agreements, and there is no assurance that we will be able to do so on acceptable terms or at all. To the extent we are successful in licensing our technology, in general we will seek upfront payments plus ongoing royalties based on anticipated commercial sales of the products into which our technology is incorporated. Our ability to realize royalties will thus depend upon the successful manufacture and commercialization of such products, which will be primarily within the control of the licensee. There is no assurance that any eventual licensees' products will be technologically viable, nor that such licensees will be successful in marketing and selling such products. In addition, licensees could decide to delay or discontinue the commercialization of products for financial or other business reasons. Even if our licensees succeed in developing products that incorporate our technology, in all likelihood a significant amount of research, development and testing will be required before such products can be introduced to market. Therefore we may not receive royalty income for a substantial period following the commencement of any licensing arrangements. If our licensees are unable to commercialize products on a timely basis, they may lose market share to competing or alternative technologies. Any failure by the companies to which we license our technologies to successfully develop marketable products would have an adverse affect on our future royalty payments and financial condition.

***Our supply of future products could be dependent upon relationships with key suppliers.***

We will be reliant on third parties to supply the raw materials needed to manufacture our future products. Any reliance on suppliers may involve several risks, including a potential inability to obtain critical materials and reduced control over production costs, delivery schedules, reliability and quality. Any unanticipated disruption to future contract manufacture caused by problems at suppliers could delay shipment of products, increase our cost of goods sold and result in lost sales.

***In order to commercialize our future products, we will need to establish a sales and marketing capability.***

At present, we have limited sales and marketing capability since our technology is currently in the development stage and our financial resources are limited. However, if we are successful in completing our development efforts, we will need to add marketing and sales expertise in the computer technology business. We must also develop the necessary supporting distribution channels. Although we believe we can build the required infrastructure, we may not be successful in doing so if we cannot attract personnel or generate sufficient capital to fund these efforts. Failure to establish a sales force and distribution network would have a material adverse effect on our ability to grow our business.

***The rights to certain of our patented technologies for memory design are shared with a third party.***

Our earliest technology included a memory design with the magnetic bit aligned vertically to the substrate, also referred to herein as our VEMRAM technology. We have abandoned the development of this earliest technology. We acquired ownership of certain patents and patent applications covering the VEMRAM technology, as well as certain related rights, pursuant to an Asset Purchase Agreement dated as of December 10, 2000 with Estancia Limited, also referred to herein as Estancia. However, under the terms of the Asset Purchase Agreement we have been required to convey back to Estancia a 40% undivided interest in the VEMRAM patents, as well as the right to participate in gross profits and royalties from the license or sale of such patents. This participation right requires us to pay to Estancia 32% of (i) the gross profit, less expenses to be agreed by the parties, for each license of the patents sold or otherwise transferred by us and (ii) all royalties received by us as a result of the license or sale of the patents less reasonable expenses directly related to the obtaining of such royalties.

***We will be reliant upon contractual rights to use certain technologies that are material to our business.***

Until 2008, certain technologies material to our business have been developed through collaborative arrangements with the University of Toronto. We entered into a number of successive Research Collaboration Agreements with the University of Toronto under which research and development programs were led by a University research team. We have provided funding, equipment and background technology to these projects. Certain Canadian governmental entities are also parties to these agreements and have provided additional funding. The University of Toronto has ownership rights to all intellectual property developed under these programs. We have no ownership rights but have the right to obtain exclusive, world-wide and perpetual sub-licenses from the governmental participants to use such intellectual property; the governmental participants in turn have the right to obtain an exclusive, world-wide license to such technology directly from the University of Toronto.

***Our auditors have previously identified material weaknesses in our internal accounting control over financial reporting.***

We operate as a development stage company and have historically had only limited accounting personnel and resources with which to address our internal control procedures.

We were not required to secure an attestation report of our internal control procedures for the fiscal year ended October 31, 2011 in that our market capitalization during the 2011 fiscal year was below the minimum threshold for such requirements. We maintain a small staff complement and there is limited opportunity for segregation of accounting responsibilities amongst our staff. The Audit Committee functions as the overseer of all financial reporting and governance-related matters. We believe that our procedures and controls are effective, however there can be no guarantee that our procedures and controls mitigate all related risks.

In their Attestation Report dated February 14, 2011, our auditors concluded that there were no material weaknesses in our internal controls over financial reporting. In the 2010 fiscal year we made a concerted effort to address the material weakness that our auditors had identified in their 2009 Attestation Report dated February 17, 2010. These efforts included a formalized quarterly review signoff procedure with our Audit Committee and quarterly discussions with our external auditors. We also assigned one of our staff with full responsibility for the monitoring and testing of our internal accounting controls over financial reporting.

Although we have implemented compensating controls in our systems and our procedures which we believe mitigate these risks, all internal control systems no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management recognizes that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives. In the unforeseen event that lapses in the internal controls and procedures occur and/or mistakes arise, the Company intends to take the necessary steps to minimize the consequences thereof. If, however, we fail to maintain adequate controls and procedures, we may not meet the demands that are placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act of 2002 and our business could accordingly face repercussions.

***We depend on key personnel.***

Our senior managers and employees are Salvatore Fuda, who serves as the Chairman of the Board of Directors; Joseph Fuda, who serves as our Chief Executive Officer; Steven Van Fleet, who has primary responsibility for business development and who serves as President of our wholly-owned subsidiary, MAST Inc. and Dan Amadori, who serves as our Chief Financial Officer. We have engaged the services of several engineering/technical consulting firms to assist in converting our development efforts to commercialization. Our success depends on our ability to retain certain of our senior management and key technical personnel and our ability to attract and retain additional highly skilled personnel in the future.

***We may be materially affected by global economic and political conditions.***

Our ability to generate revenue may be adversely affected by uncertainty in the global economy and could also be affected by unstable global political conditions. Terrorist attacks or acts of war could significantly disrupt our operations and the operations of our future customers, suppliers, distributors, or resellers. We cannot predict the potential impact on our financial condition or our results of operations should such events occur.

***We may be materially affected by rapid technological change and evolving industry standards.***

Short product life cycles are inherent in high-technology companies due to rapid technological change and evolving industry standards. Our future financial condition and results of operations depend on our ability to respond effectively to these changes. We cannot provide any assurance that we will be able to successfully develop, manufacture, and market innovative new products or adapt our current products to new technologies or new industry standards. In addition, our customers may be reluctant to adopt new technologies and standards or they may prefer competing technologies and standards. Because the technology market changes so rapidly, it is difficult for us to predict the rate adoption of our MRAM technology.

***We may be materially affected by risks associated with new product development.***

Our new product research and development is complex and requires us to investigate and evaluate multiple alternatives, as well as plan the design and manufacture of those alternatives selected for further development. Our research and development efforts could be adversely affected by hardware and software design flaws, product development delays, changes in data storage technology, changes in operating systems and changes in industry standards.

The manufacturing of new products involves integrating complex designs and processes, coordinating with suppliers for parts and components and managing manufacturing capacities to accommodate forecasted demand. Our failure to obtain sufficient quantities of parts and components or other manufacturing delays and constraints could adversely affect our ability to timely introduce new products.

***Our operations may be materially affected by the risks associated with the continued developments and protection of our intellectual property.***

We cannot provide any assurance that we will be able to continue to develop new intellectual property or that we will continue to have it developed for us.

We rely on a combination of U.S. patent, copyright, trademark, and trade secret laws to protect our intellectual property rights. We have decided to file patent and trademark registration applications with certain foreign governments but we may not have appropriate coverage in all jurisdictions where we may sell or license our product in future.

We enter into confidentiality and non-disclosure agreements relating to our intellectual property with our employees and consultants.

Despite our efforts to protect our intellectual property rights, unauthorized parties may attempt to copy or otherwise obtain or use our intellectual property. Monitoring the unauthorized use of our intellectual property is difficult and we cannot be certain that we will be able to adequately protect our intellectual property in the future.

***We may be materially affected if we are unable to attract, retain and motivate key employees.***

Our future success depends, in large part, on our ability to attract, retain and motivate key employees. We face significant competition for individuals who possess the skills required to design, develop, manufacture, and market our technologies. An inability to successfully attract, retain, and motivate these employees in the future could have an adverse effect on our future operating and financial performance.

***There are foreign exchange risks associated with our company.***

Because we have historically raised funds in both U.S. and Canadian markets and a portion of our costs are denominated in Canadian dollars, our funding is subject to foreign exchange risks. A decrease in the value of the U.S. dollar relative to the Canadian dollar could affect our costs and potential future profitability. We do not currently hold forward exchange contracts or other hedging instruments to exchange foreign currencies for U.S. dollars to offset potential currency rate fluctuations.

**Risk Factors Related to Our Common Shares**

***Our stock is subject to the penny stock regulations, which may discourage brokers from effecting transactions in the stock and adversely affect the stock's market price and liquidity***

Our common shares constitute "penny stock" under applicable regulations of the Securities and Exchange Commission. The penny stock regulations impose significant restrictions on brokers who sell penny stock to persons other than established customers and institutional accredited investors. Broker-dealers participating in sales of our stock will be subject to the so called "penny stock" regulations covered by Rule 15g-9 under the Exchange Act. Under the rule, broker-dealers must furnish to all investors in penny stocks a risk disclosure document required by the rule, make a special suitability determination of the purchaser and have received the purchaser's written agreement to the transaction prior to the sale. The penny stock regulations may discourage brokers from effecting transactions in the common shares. This would decrease market liquidity, adversely affect market price and make it difficult for you to use the common shares as collateral.

***The rights of our shareholders may differ from the rights typically afforded to shareholders of a U.S. corporation.***

We are incorporated under the Business Corporations Act (Ontario), also referred to herein as the OBCA. The rights of holders of our common shares are governed by the laws of the Province of Ontario, including the OBCA, by the applicable laws of Canada, and by our Articles of Incorporation and all amendments thereto, also referred to herein as the Articles, and our By-laws. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. The principal differences include without limitation the following:

Under the OBCA, we have a lien on any common share registered in the name of a shareholder or the shareholder's legal representative for any debt owed by the shareholder to us. Under U.S. state law, corporations generally are not entitled to any such statutory liens in respect of debts owed by shareholders.

With regard to certain matters, we must obtain approval of our shareholders by way of at least 662/3% of the votes cast at a meeting of shareholders duly called for such purpose being cast in favor of the proposed matter. Such matters include without limitation: (a) the sale, lease or exchange of all or substantially all of our assets out of the ordinary course of our business; and (b) any amendments to our Articles including, but not limited to, amendments affecting our capital structure such as the creation of new classes of shares, changing any rights, privileges, restrictions or conditions in respect of our shares, or changing the number of issued or authorized shares, as well as amendments changing the minimum or maximum number of directors set forth in the Articles. Under U.S. state law, the sale, lease, exchange or other disposition of all or substantially all of the assets of a corporation generally requires approval by a majority of the outstanding shares, although in some cases approval by a higher percentage of the outstanding shares may be required. In addition, under U.S. state law the vote of a majority of the shares is generally sufficient to amend a company's certificate of incorporation, including amendments affecting capital structure or the number of directors. Under certain circumstances the board of directors may also have the ability to change the number of directors under U.S. state law.

Pursuant to our By-laws, two persons present in person or represented by proxy and each entitled to vote thereat shall constitute a quorum for the transaction of business at any meeting of shareholders. Under U.S. state law, a quorum generally requires the presence in person or by proxy of a specified percentage of the shares entitled to vote at a meeting, and such percentage is generally not less than one-third of the number of shares entitled to vote.

Under rules of the Ontario Securities Commission, a meeting of shareholders must be called for consideration and approval of certain transactions between a corporation and any “related party” (as defined in such rules). A “related party” is defined to include, among other parties, directors and senior officers of a corporation, holders of more than 10% of the voting securities of a corporation, persons owning a block of securities that is otherwise sufficient to affect materially the control of the corporation, and other persons that manage or direct, to a substantial degree, the affairs or operations of the corporation. At such shareholders' meeting, votes cast by any related party who holds common shares and has an interest in the transaction may not be counted for the purposes of determining whether the minimum number of required votes have been cast in favor of the transaction. Under U.S. state law, a transaction between a corporation and one or more of its officers or directors can generally be approved either by the shareholders or a by majority of the directors who do not have an interest in the transaction. Corporations that are listed on a U.S. securities exchange or are quoted on Nasdaq may also be required to have transactions with officers and directors and other related party transactions reviewed by an audit committee comprised of independent directors.

There is no limitation imposed by our Articles or other charter documents on the right of a non-resident to hold or vote our common shares. However, the Investment Canada Act , also referred to herein as the Investment Act, as amended by the World Trade Organization Agreement Implementation Act, also referred to herein as the WTOA Act, generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian,” as defined in the Investment Act, unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be a net benefit to Canada. An investment in our common shares by a non-Canadian would be reviewable under the Investment Act if it were an investment to acquire direct control of Micromem, and the value of our assets were CDN $5.0 million or more. However, an investment in our shares by a national of a country (other than Canada) that is a member of the World Trade Organization or has a right of permanent residence in such a country (or by a corporation or other entity that is a “WTO Investor-controlled entity” pursuant to detailed rules set out in the Investment Act) would be reviewable at a higher threshold of CDN $223 million in assets, except for certain economic sectors with respect to which the lower threshold would apply. A non-Canadian, whether a national of a WTO member or otherwise, would acquire control of Micromem for purposes of the Investment Act if he or she acquired a majority of our common shares. The acquisition of less than a majority, but at least one-third of our common shares, would also be presumed to be an acquisition of control of Micromem, unless it could be established that Micromem was not controlled in fact by the acquirer through the ownership of voting shares. The United States is a WTO Member for purposes of the Investment Act. Certain transactions involving our common shares would be exempt from the Investment Act, including:

- an acquisition of our common shares if the acquisition were made in connection with the person's business as a trader or dealer in securities;
- an acquisition of control of Micromem in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Act; and
- an acquisition of control of Micromem by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control of Micromem, through the ownership of voting interests, remains unchanged. Under U.S. law, except in limited circumstances, restrictions generally are not imposed on the ability of non- residents to hold a controlling interest in a U.S. corporation.

***U.S. shareholders may not be able to enforce civil liabilities against us.***

Micromem is incorporated under the laws of the Province of Ontario. Additionally, a number of our directors and executive officers are non-residents of the U.S., and all or a substantial portion of the assets of such persons are located outside the U.S. As a result, should any investor commence an action in the U.S. against Micromem or its directors or executive officers, Micromem or its directors or officers, as the case may be, may be able to insist that any action against them take place in the jurisdiction of the Province of Ontario. In addition, if an investor were to obtain a U.S. judgment against Micromem or its directors or executive officers, there is doubt as to the enforceability of such U.S. judgment in Canada.

***We do not anticipate paying dividends.***

We have never paid a dividend on our securities and we do not anticipate paying dividends in the foreseeable future.

***We may need to issue additional securities which may cause our shareholders to experience dilution.***

Our Board of Directors has the authority to issue additional common shares, without par value, also referred to herein as the common shares, or other of our securities without the prior consent or vote of our shareholders. The issuance of additional common shares would dilute the proportionate equity interest and voting power of our shareholders.

***The price of our common shares and volume of our common shares may be volatile.***

Our shareholders may be unable to sell a significant number of our common shares on the OTC Bulletin Board without a significant reduction in the market price of the shares.

Furthermore, there can be no assurance that we will be able to meet the listing requirements of, or achieve listing on, any other stock exchange. The market price of the common shares may be affected significantly by factors such as fluctuations in our operating results, announcements of technological innovations or new products by us or our competitors, action by governmental agencies against us or the industry in general, developments with respect to patents or proprietary rights, public concern as to the safety of products developed by us or others, the interest of investors, traders and others in public companies such as ours and general market conditions. In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small capitalization companies, have experienced fluctuations which have not necessarily been related to the operating performance, underlying asset values or business prospects of such companies.

## ITEM 4. INFORMATION ON THE COMPANY

### A. History and Development of Our Company

Micromem is a corporation formed under the laws of the Province of Ontario, Canada, with principal executive offices at 777 Bay Street, Suite 1910, Toronto, Ontario M5G 2E4 (416.364.6513) . Micromem was incorporated on October 21, 1985 as Mine Lake Minerals Inc. We subsequently changed our name to Avanti Capital Corp. on June 23, 1988, to AvantiCorp International Inc. on April 30, 1992 and to Micromem Technologies Inc. on January 11, 1999 in connection with our acquisition of Pageant Technologies Incorporated, also referred to herein as Pageant International. Our website address is www.micromeminc.com. The information on our website is not part of this annual report on Form 20-F. We have included our website address in this document as an inactive textual reference only.

***Research and Development Efforts***

Prior to 2009, the Company's research and development initiatives were led by a Technical Advisory Committee which consisted of two of our directors, Steven Van Fleet and Larry Blue. They were assisted as required by outside service providers including design and engineering services and several U.S.-based foundries. Additionally, the Company retained Henry Dreifus of Dreifus Associates, Limited of Orlando, Florida to provide services to the Company. Mr. Dreifus served as a director of Micromem between January 2008 and June 2009.

The following is a commentary on the development of specific projects undertaken since 2008 and the developments through 2011:

***BAE*****:** In 2008, BAE expressed initial interest in the Company's sensor technology. The Company and BAE executed the appropriate confidentiality and material transfer agreements and began discussions with respect to specific project work to be conducted in BAE's foundries in the United States. In August 2008, the Company entered into a working agreement with BAE whereby the Company agreed to commit up to $1 million of funding to BAE-led development work on its sensor technology. The end goal of the BAE development work was to identify specific applications where BAE would incorporate the Company's technology into their product offerings to their own large defense and aerospace customers.

During 2009, Micromem and BAE Systems successfully completed the manufacturing of a multi-bit array structure of our memory. The work was completed in BAE's U.S. Department of Defense ("DOD") foundry in Nashua, New Hampshire. Micromem submitted the multi-bit array structure in a reticle design format to BAE which manufactured the memory using their proprietary high mobility epi layer and their standard foundry processes. The magnetic processing steps required in the manufacture of our memory were subcontracted to specialty manufacturers. Memory testing was completed by a certified third party company.

Micromem and BAE Systems were successful in creating a fully functioning multi-bit MRAM cell. Our strategy was to license the memory patent portfolio to clients that have specific end user requirements that require low power, high temperature radiation hardened memory.

The Company initially anticipated having a concentrator unit available from a supplier, NanoOpto, in 2010 which would have allowed the Company to build sensor applications with the required tolerance and performance levels required by BAE and the DOD in general. NanoOpto discontinued operations during 2010 and no further initiatives were undertaken in 2011. The Company may develop an alternative solution for the concentrator, pending the resolution of its working capital constraints. At that time, it plans to re-approach BAE with the intention of pursuing commercial discussions.

Between 2008 – 2010, Micromem spent a total of $797,186 with respect to these foundry services provided by BAE. Given these developments, at October 31, 2010, the Company recorded an impairment reserve of $797,185 against these costs which were previously capitalized and continues to report its investment in development costs at nominal value of $1 as of October 31, 2011.

***Unotron***: The Company announced a contractual agreement in March 2009 with Unotron to develop an application for a washable keyboard utilizing the Company's sensor technology. The manufacturing agreement was executed in May 2009.

Micromem advanced $200,000 to Unotron at the beginning of this relationship as its initial investment in the project. This investment was structured as a secured debenture with a first charge on the assets of Unotron. The debenture stipulated quarterly interest at a rate of 10% with a maturity date of September 2010.

From a development standpoint, the Company has incurred $529,495 of costs associated with the development of prototype products and has delivered these prototypes to Unotron. The Company engaged engineers to assist in this effort and incurred the cost associated with several trips to the Unotron manufacturing facilities in China during 2010. The products have been developed and accepted by our client during two visits to Hong Kong by engineers engaged by Micromem. A short list of integration issues with the client's keyboard controller remains outstanding. These will be resolved if we are in receipt of an order forecast in accordance with the manufacturing agreement.

The Company believes that it has met all of the technical specifications associated with the prototype products and remains committed to fulfilling the terms and conditions of the contractual arrangements executed. Given the delays that the Company has encountered in 2010 in finalizing the commercial terms with Unotron, it recorded an impairment reserve of $529,494 and reports its investment in development costs at nominal value of $1.

In 2011 the Company suspended all further development activities with Unotron, pending repayment of the outstanding promissory note, as discussed below.

The secured debenture that Micromem holds with Unotron matured on September 30, 2010. Since that time the Company has been in regular negotiations with Unotron with respect to the repayment of the debenture. In 2011, Unotron repaid a total of $115,000 of the outstanding balance due to the Company. The outstanding balance, including principal and interest, at October 31, 2011 is $111,553 and that amount is full reserved by the Company. We continue to pursue collection of the remaining balance owing by Unotron.

***LMTI***: In 2009 Micromem and Life Med Technologies Inc. ("LMTI") entered into a manufacturing agreement. Under the terms of the agreement, Micromem agreed to design and manufacture prototypes, submit and obtain FDA 510(K) approval and manufacture a medical device that incorporates our magnetic sensor technology.

During 2010 our prototype was developed and tested and was ready for FDA protocol trials. In addition, all sections of the FDA documentation that we could complete were submitted to our FDA attorney. The sections of the FDA applications requiring LMTI's input were not received or completed.

During 2010 we met on numerous occasions with the principals of LMTI. LMTI communicated an interpretation of the original contractual agreements with which the Company disagreed. Under the terms of the executed contractual agreements, Micromem had agreed to incur the development costs with respect to the product prototype, to file the FDA submission in its name and, in this process, would retain all of the rights to the intellectual property that was developed. Micromem had agreed that upon LMTI's fulfillment and payment under the terms of the purchase order, Micromem would transfer the related intellectual property to LMTI.

As of October 31, 2010 we had incurred a total of approximately $115,000 of direct costs associated with the LMTI project and, given the developments as above, we fully reserved these costs in the third quarter of 2010.

In mid-2011 we served notice to LMTI that given their inability or unwillingness to comply with the terms of the agreements that were executed with LMTI, we were cancelling our working arrangements with LMTI. .

At October 31, 2011 the Company is exploring alternative market opportunities and other potential strategic partners for this technology.

***NEMT***: In 2009 Micromem and NEMT entered into a manufacturing agreement to develop a magnetic device capable of detecting small changes in the earth's magnetic signature. NEMT planned to use this for aerial exploration in the Bering Sea for oil and gas reserves. The prototype device was designed and built and tested in the field by NEMT. Our intention was to deliver the final product during 2010 to NEMT; they would use the device to fulfill an exploration contract they were awarded. However, the development of this technology was not finalized by the contractor we engaged to complete this work due to Micromem's cash constraints.

During 2011 the Company completed extensive upgrades to the software and the device is back in the field being tested. As a result of the initial work that we have undertaken with NEMT, we have identified a further opportunity and we have recently submitted a proposal based upon this development to a company focused on gold mining. Negotiations are ongoing to execute a potential development contract.

The Company has also issued a development proposal for further enhancements to this technology to incorporate recent enhancements including integration with hyperspectral monitoring for aerial operations.

The Company recorded an impairment reserve of $797,793 with respect to the direct costs associated with the NEMT project as of the end of its third quarter as reported on September 29, 2010. At October 31, 2011 the Company reports its investment in development costs at $15,001 representing the additional cost expended by the Company in 2011.

***Oil Sensor***: The Company is in discussions with two potential automotive clients for a development and licensing contract for an enhanced oil condition sensor that includes use of nanoparticles embedded in the oil filter. A provisional patent for this unique technology has been generated and submitted to the USPTO.

***International Energy Company*:** The Company has been successful in detecting a 30-nanometer particle at 1 ppb, which is considered as a major contract milestone. The design phase of the project has been completed and a proof of concept prototype is under construction for anticipated delivery in 2012.

***GSI Westwind:*** The Company has met the design milestone outlined in the original development plan and received the related second milestone payment of $27,300 during the third quarter of 2011. It is now proceeding with the next phase in the contract which is the development of a manufacturing prototype.

***Medical Device***: The Company is currently negotiating with three non-U.S. companies for manufacturing and licensing rights for our medical sensor. If these negotiations are successful the anticipated contract calls for these clients to underwrite commercialization efforts of the product, to be responsible for sales and marketing channels and commit to pay royalties to the Company tied to future product sales.

***Intellectual Property***: Micromem has commenced the process of preparing provisional patents for several of the applications that it has under development including an integrated sensor platform for oil monitoring in vehicles, an array of high resolution sensors and a data processing algorithm for use in conjunction with medical devices. We have engaged new legal counsel for these initiatives.

***Changes to Our Board of Directors and Management***

At our Annual Meeting of Shareholders held on Friday, October 28, 2011, Salvatore Fuda, Andrew Brandt, Joseph Fuda, David Sharpless, Steven Van Fleet, Oliver Nepomuceno, Larry Blue and Alex Dey were reelected to serve on our Board of Directors. Messrs. Salvatore Fuda, Joseph Fuda, Dan Amadori and Steven Van Fleet continue to serve as officers of the Company.

**B. Business Overview**

We have been engaged in the development of memory technology that has the characteristics of non-volatility, which is the ability to retain information after power has been shut off. Our technology is based on our ability to use magnetic materials in combination with a sensor to record the “state of magnetization.” Each magnetic element stores one bit of data based on its ability to alternate between states of magnetic polarization, which states are determined by a sensor. Our technology represents “1”s and “0”s by the different polarization of magnets. For example, a magnet oriented north/south is a “1” and a magnet oriented south/north is a “0”. The magnetic field strength and direction do not decay when power is switched off, and, therefore, the memory is non-volatile.

Beginning in 2007 we pursued the further development of our memory and our sensor technology with the support of two U.S.-based foundries, GCS in California and BAE in New Hampshire. We executed development/manufacturing agreements with Unotron, NEMT and LMTI – see “Research and Development Efforts” beginning on page 15 of this Annual Report.

***Industry Background***

The semiconductor memory industry is principally driven by the requirements of the computing industry. The nature of the memory manufacturing industry is that it is capital intensive, cyclical, rapidly changing and depends significantly on patent protection.

The semiconductor industry is intensely competitive. Both low-density and high-density nonvolatile memory products are manufactured and marketed by major corporations possessing worldwide wafer manufacturing and integrated circuit production facilities and by specialized product companies.

***Our Company's Technology***

We have decided that we will not pursue the further development of our memory technology because of the significant cost that would be required to pursue the commercialization of our memory technology as a standalone application. Competitors in the development of memory technology are much larger and better financed international entities.

We have been aggressively developing our sensor technology applications for multiple potential commercial applications since 2008.

Our technology combines the use of semi-conducting ferromagnetic metals with a sensor. When the magnetization of the magnetic material changes direction, the sensor senses the change in direction and records a “0” or “1”. In this fashion, a bit is created that is non-volatile and based on magnetic properties.

***Equity Financing Transactions***

During the 2009 fiscal year, the Company completed a series of private placement financings with arm’s length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. In total, the Company received proceeds of $2,958,842 from the issuances of 4,393,535 common shares.

In these financings, a total of 3,805,845 common share purchase warrants were attached to the common shares with a maximum term of 12 months from issue date and exercise prices ranging from $0.70 to $1.24 per warrant. Additionally, the Company issued 39,062 broker warrants to a financial advisor who secured financing for the Company.

In 2009 warrant holders exercised 200,000 common share purchase warrants and the Company realized proceeds of $234,000. Cash proceeds realized during the year ended October 31, 2009 by the Company upon the exercise of 1,652,801 options by officers and directors and staff totaled $992,417.

In the 2010 fiscal year, the Company completed a series of private placement financings with arms’ length investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company received a total of $2,021,051 of proceeds and issued a total of 5,749,201 common shares. A total of 5,749,201 common share purchase warrants were attached to the private placement shares at an average exercise price of $0.44 per warrant. The warrants in all cases had a 12 month term from issue date.

In 2010 the Company secured two bridge loan totaling $437,776 which were repaid in 2011. The total interest paid on these bridge loans was $75,375. A total of 20,000 common share purchase warrants were also issued to the lenders in 2010.

In the 2011 fiscal year, the Company completed a series of private placement financings with arms’ length investors pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received gross proceeds of $2,478,681 and issued a total of 20,825,207 common shares. In addition, a total of 20,825,207 common share purchase warrants with an average price of $0.14 were attached to the private placements completed during 2011. All warrants issued in 2011 have a 12 month term from issue date.

In 2011 the Company extended the expiry date on a total of 7,928,432 common share purchase warrants which would have otherwise expired during the year. The expiry dates were extended for an additional 12 months in each case from the original expiry date. The exercise price in all cases remained unchanged.

In 2011 the Company secured three additional bride loans totaling $496,813; two of these loans were repaid during the year. At October 31, 2011 the balance outstanding on the remaining term loan is $106,783 and this loan was repaid subsequent to year-end. The total interest paid or accrued on the bridge loans in 2011 was $139,921. A total of 55,000 common share purchase warrants were also issued to the lenders in 2011.

**Intangible Assets and Patents**

Intangible assets comprise the costs which the Company has capitalized relating to the technical expertise and know-how that the Company has developed with respect to the commercialization efforts relating to its sensor technology. In 2011, the Company determined that it had sufficiently advanced its expertise and product knowledge relating to the general commercialization efforts for its sensor technology in multiple industry vertical applications. It anticipates that it will realize commercial economic benefits from the exploitation of these Intangible assets in future. Accordingly, it reports $135,465 of Intangible Assets at October 31, 2011, representing direct costs incurred with respect to such assets.

We believe that protection of our intellectual property is important to our ability to generate revenues from our technology in the future. We have both issued patents and pending patent applications and also entered into confidentiality and other agreements with third parties and our employees to protect our intellectual property and trade secrets. We intend to continue to actively pursue the protection of our intellectual property. Our management will determine from time to time the jurisdictions where protection will is appropriate. This determination will be based on a number of factors including the state of development of our technology, the importance of a particular market for our technology, the costs of pursuing patent protection in a jurisdiction and our financial position at the time.

Our patent portfolio comprises separate series of patents and patent applications as follows:

(a) our initial patents covering what is referred to as the Vemram and Hemram technologies which the Company has not further pursued since 2002;

(b) those covering technologies developed pursued to research collaboration agreements with the University of Toronto;

(c) those applications covering the technology developments that the Company has furthered since it began working with the US-based foundries and BAL in September, 2007;

(d) those applications covering the technology development that the Company has furthered in collaboration with DAL, under contract to provide technical design services to the Company; and.

(e) Provisional patent filings in 2011.

The Company has engaged Morgan Lewis as our patent attorneys since 2005. It has paid Morgan Lewis approximately $1 million in legal fees since 2005. During 2010, the Company was unable to remain current on the Morgan Lewis invoices as submitted. At October 31, 2010, the balance owing on services provided by Morgan Lewis was approximately $115,000. Morgan Lewis resigned as a service provider to the Company in October 2010. In 2011 we continued to pay down the obligation to Morgan Lewis and have retained alternative counsel to provide ongoing assistance in this area.

In 2011, we wrote down our investment in patents by $129,033 relating to memory technology for which the Company has no immediate plans to further develop.

**Environmental Matters**

We are subject to various environmental protection regulations imposed by the government in the jurisdiction where we conduct our development work. We are not aware of any current or pending environmental protection laws or regulations that would have a material impact on our capital expenditure requirements or competitive position.

**C. Organizational Structure**

In November, 2007, the Company incorporated MAST INC. (“MAST”) as a Delaware-based wholly-owned subsidiary. MAST has an office in New York City and is being managed by Steven Van Fleet, its President and a director of Micromem. MAST is pursuing a number of potential strategic joint development agreements with industry partners.

In October, 2008, the Company incorporated 7070179 Canada Inc. as a wholly-owned subsidiary. On October 31, 2008, the Company assigned its rights, title and interest in certain of its intellectual property which it previously held directly to 707179 Canada Inc. in exchange for common shares of this wholly-owned subsidiary.

We have a wholly-owned subsidiary, Pageant International, which was incorporated under the laws of the Turks & Caicos Islands and continued to Barbados on May 25, 2001. Pageant International has a wholly-owned subsidiary, Pageant Technologies (USA) Inc., a corporation incorporated in the State of Utah. Pageant Technologies USA has been inactive since 2002.

We have a wholly-owned subsidiary, Memtech International Inc, incorporated under the laws of the Bahamas, which in turn has a wholly-owned subsidiary, Memtech International (USA) Inc., a corporation incorporated in the State of Delaware. We also have a wholly-owned subsidiary Micromem Holdings (Barbados) Inc. These subsidiaries have been inactive since inception.

**D. Property, Plant and Equipment**

We maintain our corporate headquarters in Toronto, Ontario, Canada. We occupy 3,987 square feet of commercial office space pursuant to a lease that expired in 2010 and has since been renewed on a month-to-month basis.

The Company made no capital expenditures in 2011, $851 of capital expenditures in 2010 and $9,668 of capital expenditures in 2009.

## ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

## ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This section of the Form 20-F has been prepared to provide a more substantive discussion of our business and to assist the reader in analyzing the audited consolidated financial statements for the year ended October 31, 2011. This discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes in this Annual Report, which are prepared in accordance with Canadian GAAP and are stated in United States dollars. These principles are also in conformity in all material respects with U.S. GAAP except as described in Note 18 to our 2011 audited consolidated financial statements.

### I. OVERVIEW

We are a development stage company that currently operates in a single segment as a developer of non-volatile magnetic memory and sensor technology. Non-volatile memory implies the ability to retain information after power has been shut off. Our technology is based on our ability to use magnetic materials in combination with a sensor to record a state of magnetization as a mechanism of data storage.

### A. Operating Results

The following table sets forth certain selected financial information of our Company:

**Selected statement of operations and deficit information**

| | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|
| Interest and other income | $963 | $22,886 | $ 88,047 | $ 11,762 | $ 2,586 |
| Loss for the year | 2,573,544 | 4,674,861 | 4,310,939 | 5,416,725 | 2,811,378 |
| Loss per share-basic and diluted | 0.03 | 0.05 | 0.05 | 0.07 | 0.04 |

**Selected balance sheet information**

| | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|
| Working capital (deficiency) | $1,047,228 | $ (1,459,460) | $ (650,044) | $ (338,079) | $ (1,531,855) |
| Property and equipment | 10,201 | 16,686 | 24,422 | 26,321 | - |
| Total Assets | 906,346 | 568,336 | 2,562,479 | 630,467 | 329,232 |
| Shareholders' equity (deficiency) | (217,278) | (1,019,226) | 1,522,839 | (311,758) | (1,531,855) |

**Fiscal 2011 compared to fiscal 2010:**

The Company remained in pre-revenue mode at October 31, 2011. The Company had net interest income of $963 in 2011 relating to funds on deposit held periodically during the year. It recorded but fully reserved a total of $20,220 of interest income on a secured promissory note outstanding. In 2010 it reported $22,886 of interest income relating primarily to interest collected on the promissory note.

The Company capitalized $425,085 of net development costs relating to several development projects in 2011. It received $129,600 of development funding from two development partners and incurred $597,682 of related costs on these projects. In 2010, the Company incurred $932,302 of development costs and booked reserves of $2,711,392 against total development costs capitalized. At October 31, 2011 the Company had $646,606 of deferred development costs on its balance sheet (2010: $221,521).

In the fiscal year ended October 31, 2011, the Company wrote-down the value of its patents by $129,033 which relate to technology the Company has no immediate plans to develop. The Company reports $37,678 of patents on its balance sheet at October 31, 2011

The Company capitalized $135,465 of intangible assets relating to costs incurred with respect to technical expertise for its sensor technology which it significantly advanced in multiple industry applications in 2011 (2010: nil).

In 2011 the Company reported $452,111 of general and administrative expenses and a recovery of $110,000 of payments received relating to the secured promissory note that it had fully reserved at October 31, 2010. In 2010 the Company reported $550,657 of general and administrative costs which included an allowance of $201,333 to fully reserve the secured promissory note. The level of expenditure on general and administrative costs, excluding the impact of the promissory note in each of these years, was consistent between 2011 and 2010. These costs include office rent, communication costs, insurance, filing fees, and costs associated with the annual general meeting of shareholders.

Professional and other fees and salaries totaled $1,993,152 in 2011. This included a non-cash charge of $928,497 (2010: $95,038) with respect to the cost of stock options awarded in 2011, calculated in accordance with the Black Scholes options pricing model. The net cash expense in 2011 of $1,064,655 compares to $1,345,406 in 2010. The Company has reduced full time staff by two individuals in 2011 and has reduced legal costs in 2011.

In 2011 we recovered $75,896 of research and development costs representing recovering of expenses previously recorded from suppliers invoices which were settled at a discount to face value. In 2010, we recorded a recovery of $106,007 in the settlement of an accounts payable balance due to NanoOpto. Development costs of $425,085 were capitalized in 2011 whereas the Company capitalized $932,302 of such costs during the 2010 fiscal year but reserved a total of $2,711,392 by the 2010 fiscal year end.

In 2011, the Company further reduced its travel related costs to $91,885 from $146,104 in 2010, given its financial constraints during the year. These costs consist primarily of travel costs incurred by MAST and relate to the various business development activities led by Steven Van Fleet, MAST's President.

**Fiscal 2010 Compared to Fiscal 2009**

The Company remained in pre-revenue mode at October 31, 2010. The Company reported interest income of $22,886 in 2010 which primarily relates to interested earned on the secured promissory note outstanding (Fiscal 2009: Revenue of $88,047 comprised of $11,382 of interest income and $76,665 of recoveries of tax credits).

The Company brought its income tax filings for all of its subsidiaries up to date in 2010. It reports a small income tax expense of approximately $9,500 relating to an inactive subsidiary.

In the third and fourth quarters of the 2010 fiscal year, the Company booked impairment reserves against the project development costs it had capitalized commencing in 2009 and continuing in the first and second quarters of 2010. The impairment reserve of $2,711,392 includes amounts relating to LifeMed ($114,642), Unotron ($529,424), NEMT ($797,793), BAE ($797,185) and other projects ($472,348).

In 2010, the Company had general and administrative costs of $550,657 compared to $937,146 in 2009. The decrease was in part due to expiry of the Investor Relations Group ("IRG") contract in September 2009. In 2009 the activity in MAST increased significantly. The major components of the MAST general and administrative expenses included market research ($140,000) investor relations ($112,000) and travel expenses ($66,000). Activity in 2010 was significantly curtailed and minimal new business development was undertaken. In 2010 the reserve for doubtful accounts includes the impairment reserve on the Unotron debenture of $200,000 offset by the recovery of approximately $66,000 of amounts billed to related parties and collected in 2010 after originally reserved. These charges to related parties are a rebilling of a portion of its overhead expenses. Given uncertainty of collection the Company will reserve the amounts that are rebilled as these charges are recorded. The reserves reflected in 2009 represent such amounts. Insurance related expense increased in 2010 as the Company increased the extent of its basic coverage. Interest expense in 2010 relates to the interest incurred with respect to the bridge loans it secured in 2010.

Professional, other fees and salaries were significantly reduced from $3,240,960 in 2009 to $1,345,406 in 2010, in large part because the Company did not issue any stock options to its officers or directors. As in 2009, the Company capitalized legal costs associated with its patent related filings; accordingly no expense is reported in this category in 2009 or 2010. Other legal expenses relate to ongoing compliance related costs. In 2010, the Company incurred legal expenses related to the preparation of its FDA filing material for the LMTI project. In 2009, it incurred legal expenses relating to the CNSX listing it obtained that year. In 2010 we adjusted the salary rates of several individuals on payroll. Commencing in 2008, the Company entered into a three year employment agreeement through 2011 with the President of MAST at an annual remuneration of $180,000. The bulk of these expenses in 2009 and all of these costs incurred in 2010 have been allocated to Projects under Development and capitalized. Payments to DAL in 2009 and 2010 have largely been capitalized as Projects under Development. The expense in 2010 relates to the extension of certain options previously granted for an additional year. In 2009 the Company awarded stock options to officers, directors and employees and reported the expense calculated in accordance with the Black Scholes option-pricing model.

In 2010 we reported a recovery of $106,007 of research and development costs compared to $13,880 of expense in 2009. Commencing in 2009, the Company began to capitalize its development costs which were previously reported in this cost category and until that time were expensed as incurred. During the 2009 – 2010 fiscal years, the Company incurred $479,000 of costs associated with the concentrator being developed by NanoOpto. These costs were capitalized and when the Company settled with NanoOpto it recovered $106,007 of these costs and as a result, it reports this as Other Credits in 2010.

Travel and entertainment expense was $146,104 in 2010 compared to $223,586 in 2009 primarily because business development activity was curtailed in 2010 due to the Company's working capital situation.

**Unaudited quarterly financial information**
(all amounts in United States dollars)

| Quarter ended | Total Revenues | Net Income (Loss) | Loss Per share Basic and diluted |
|---|---|---|---|
| October 31, 2010 | $7,778 | ($1,803,883) | 0.02 |
| July 31, 2010 | 5,000 | (1,937,819) | 0.02 |
| April 30, 2010 | 5,009 | (526,760) | 0.01 |
| January 31, 2010 | 5,099 | (406,399) | - |
| | | | |
| October 31, 2011 | $ - | $(1,248,756) | 0.01 |
| July 31, 2011 | 585 | (237,795) | 0.00 |
| April 30, 2011 | 39 | (507,225) | 0.01 |
| January 31, 2011 | 339 | (579,768) | 0.01 |

**B. Liquidity and Capital Resources**

**Liquidity**

We are a development stage company. We currently have no cash flow from operations and will have none until we license or directly produce and sell products utilizing our technology.

We currently have no lines of credit and must obtain equity financing from investors and from persons who hold outstanding options and warrants in order to meet our cash flow needs until we can generate revenues. At October 31, 2011 we have approximately $40,000 cash on hand (2010: $26,000) and our monthly cash expenses approximate $150,000 (2010: $200,000). Our working capital deficiency at October 31, 2011 is $1,047,228 (2010: $1,459,460). The Company is not current with respect to certain of its accounts payable and accrued liabilities and continues to work with these trade suppliers to bring these accounts current. Since October 31, 2011 we have raised an additional $976,214 through unit private placements and bridge loans.

We have granted to our directors, officers and other employees a number of options to purchase shares at prices that are at or above market price on the date of grant. None of the optionees has any obligation to exercise their options and there can be no guarantee that we will realize any funds from these options.

We have issued common share purchase warrants as part of the Unit private placement financings that we have completed. None of the warrant holders have any obligation to exercise their warrants which in general, expire 12 months after issuance if unexercised. There can be no guarantee that we will realize any funds from these outstanding warrants.

**Capital Resources**

We had no commitments for capital expenditures as of October 31, 2011 and made no expenditures on capital equipment during the 2011 fiscal year.

**C. Research and Development**

We are a development stage company. Under Canadian GAAP, research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under Canadian GAAP, which criteria is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use.

Investment tax credits (ITC) arising from research and development are recognized when their realization is reasonably assured. The ITCs are applied against the related costs and expenditures in the year that they are recognized.

Our research and development activities have been related primarily to research and development of a magnetic random access memory device and the development of our magnetic sensor through research collaboration agreements. Our recovery of research and development expenses relating to settlement of trade payables was $75,896 in 2011 (2010: $106,007). We capitalized net development expenditures of $425,085 in 2011 (2010: $932,302) and recorded no reserves against these deferred costs in 2011 (2010: reserve of $2,711,392 recorded). We report $646,606 of deferred development costs at October 31, 2011 (2010: $221,521).

**D. Trend Information**

The digital memory industry and, more broadly, the semiconductor industry, have historically been characterized by wide fluctuations in demand for and supply of semiconductors and memory technologies. Prior experience has shown that restructuring of operations, resulting in significant restructuring charges, may become necessary if an industry downturn were to occur.

Our prospects for revenues are dependent upon the successful completion of our technology development and the incorporation of any technology that may be developed under or pursuant to our research collaboration agreements.

**E. Off-Balance Sheet Arrangements**

We are not party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities.

**F. Tabular Disclosure of Contractual Obligations**

A summary of our financial commitments as of October 31, 2011 is as below:

| | Payments due by period | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 1-3 years | 3-5 years | More than 5 years |
| Convertible debt obligations | 106,783 | 106,783 | - | - | - |
| | | | | | |
| Capital Lease obligations | - | - | - | - | - |
| | | | | | |
| Operating lease obligations | 10,000[1] | 10,000[1] | - | - | - |
| | | | | | |
| Purchase obligations | 379,442 | 379,442 | - | - | - |
| | | | | | |
| Management agreements<br>• Chairman<br>• CFO<br>• President<br>• President MAST INC. | <br>12,500[1]<br>12,500[1]<br>13,333[1]<br>15,000[1] | <br>12,500<br>12,500<br>12,500<br>15,000 | <br>-<br>-<br>-<br>- | <br>-<br>- | <br>-<br>- |
| Total: | 549,558 | 549,558 | - | - | - |

[1] Monthly obligations, no contractual term.

**Critical Accounting Policies**

Our significant accounting policies are set forth in Note 3 to our consolidated financial statements, which should be read in conjunction with management's discussion of our critical accounting policies and estimates set forth below.

Our consolidated financial statements for the period have been prepared in accordance with Canadian GAAP which, in our case conforms in all material respects with U.S. GAAP except for the accounting for development expenditures reported in the fiscal years ended October 31, 2009, 2010 and 2011, intangible assets, warrant modification and modification of the conversion feature of bridge loans in the fiscal year ended October 31, 2011 and for the allocation of proceeds received using the relative fair value method of accounting for Unit private placements for the fiscal years through October 31, 2008.

We are a development stage company. Under Canadian GAAP, research costs are expensed in the period incurred. Development expenses are expensed as incurred unless they meet the criteria for deferral and amortization under Canadian GAAP which is the translation of research findings or other knowledge into a plan for the technology prior to commercial production or use. Under U.S. GAAP all development expenditures are expensed as incurred. In 2011, the Company has capitalized $646,606 (2010: $221, 521) of development costs and $135,465 (2010: nil) capitalized as intangible assets under Canadian GAAP.

Until October 31, 2008, for all Unit private placement financings completed, the Company assigned 100% of the proceeds from these financings to the common shares and no value to the attached warrants. In the year ended October 31, 2009, the Company changed the estimates that it used to value the common shares and warrants included in the Unit private placement financings which it completed in the fiscal year then ended. It assigned the value to the warrants which formed part of these Unit private placements calculated in accordance with the Black Scholes option-pricing model. Under U.S. GAAP, using standards which are analogous, the valuation of the shares and warrants would be determined using the relative fair value approach. There is no change in aggregate shareholders' equity.

In the year ended October 31, 2011, the Company modified the expiration date of warrants which would have otherwise expired in 2011. Under U.S. GAAP, this amount has been recorded as an increase in paid in capital and a corresponding offset to retained earnings. Under Canadian GAAP a charge of $293,020 is included below net loss in the determination of shareholders' equity.

In the year ended October 31, 2011, the Company modified the conversion feature of two bridge loans. Under Canadian GAAP, the first loan was considered an extinguishment and issuance of new debt but no gain or loss was recognized as the carrying value of the extinguished debt was not materially different from the modified debt instrument. The second loan did not meet the criteria for extinguishment and as such was treated as a renegotiation. Under U.S. GAAP, the Company evaluated whether the change in the conversion feature represented an embedded derivative that required separation. Under U.S. GAAP, no beneficial conversion feature exists and under Canadian GAAP a $185,564 charge was recorded to retained earnings with an offsetting charge to contributed surplus to reflect the value of the more favourable conversion feature.

A reconciliation between Canadian and U.S. GAAP has been provided in the footnotes to the 2011 and 2010 audited financial statements.

Management is required to make estimates and assumptions which can affect the reported balances. In determining estimates of net recoverable amounts and net realizable values, or whether there has been a permanent impairment in value, we rely on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. Assumptions underlying asset valuations are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events.

Accounts recorded in foreign currency have been converted to United States dollars as follows: current assets and current liabilities at the prevailing exchange rates at the end of the year; other assets at historical rates; revenues and expenses are translated at the 3 month average monthly exchange rate per quarter which rate approximates the rate of exchange prevailing at the transaction dates; and gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of income.

Investment tax credits (ITC) arising from research and development are recognized when their realization is reasonably assured. The ITCs are applied against the related costs and expenditures in the year that they are incurred.

**Commitments**

| **Summary of commitments:** | **Date executed:** |
|---|---|
| A. Research collaboration agreements<br>(1) Revised Licensed Agreement – University of Toronto | <br>June 2005 |
| | |
| B. Operating Leases (a) | 2010 |
| | |
| C. Consulting and Employment Contracts<br>(1) Chairman of the Board of Directors (a)<br>(2) President (a)<br>(3) President, MAST INC. (a)<br>(4) CFO(a) | <br>May 29, 2005<br>May 18, 2007<br>May 18, 2007<br>May 18, 2007 |
| | |
| D. Other Commitments | None |

(a) Month-to-month commitments at October 31, 2011.

**A. Research Collaboration Agreements:**

1. Revised License Agreement, June 2005. In June 2005, we signed a revised license agreement with the University of Toronto and the Ontario Centres of Excellence whereby: Ontario Centres of Excellence released us and the University of Toronto from the commercialization obligations set forth in all prior research collaboration agreements, and we acquired exclusive worldwide rights to the technology and any technology or patent rights under the agreement related to the MRAM technology developed at the University of Toronto.

We have agreed to royalties and payments as follows:

In consideration for the rights and licenses granted, we agreed to pay to the University of Toronto: 4% of Net Sales until such time as the University of Toronto has received from us an aggregate amount of CDN $500,000; 1% of Net Sales thereafter. If we sublicense any rights granted herein to any non-affiliate: in combination or association, the University of Toronto shall receive 10% of any Net Fees and/or Net Royalties in respect of any licenses involving both the rights granted herein and such our intellectual property; for all other sublicenses of the rights granted herein to a non-affiliate, the University of Toronto shall receive 20% of any Net Fees and/or Net Royalties in respect of such sublicenses; and Net Fees and/or Net Royalties shall be paid to the University of Toronto until such time as it has received an aggregate amount of CDN $500,000; thereafter we shall pay half of the amounts set forth above as is applicable.

At any point after which we have paid the University of Toronto CDN $500,000, we may at our option buy out the obligation to pay royalties thereunder by paying to the University of Toronto a single lump sum payment equaling the greater of CDN $500,000 and an amount equal to the total amount of royalties paid by us to the University of Toronto in the preceding twenty-four months. We are entitled to exercise such option by providing written notice to the University of Toronto along with the required payment, after which time our obligation to pay royalties shall be waived by the University of Toronto.

As a condition to entering the license agreement, we have agreed that we will enter into a further research agreement with a funding commitment of no less than CDN $500,000 to continue the further research and development of inventions and our intellectual property. In August 2005, we made an initial payment of $250,000 and, subsequent to October 31, 2005, we made the second payment of $250,000 under the terms of this further research agreement.

**B. Operating leases:**

We have an operating lease commitment which will expire on December 31, 2012 for the real property lease of our corporate headquarters.

**C. Consulting and employment contracts:**

1. On May 29, 2005, we entered into an employment agreement with the Chairman of the Board of Directors. The agreement commenced on January 1, 2005 and expired on September 30, 2009. In 2010, the Company extended the agreement to December 31, 2010. Under the terms of the agreement, the Chairman of the Board of Directors has been retained to provide certain management services to us. We have agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over-year basis commencing as of December 31, 2005. This compensation is subject to a minimum annual amount of $150,000 (CDN) or (approximately $143,877 U.S. funds at the then current exchange rates). At our option, we can pay either cash or issue common shares as compensation providing that the cumulative maximum number of shares that we can issue under the agreement is 2,000,000 common shares. At October 31, 2010, $143,877 of cash compensation for the 2010 fiscal year has been provided for (2009: $129,149).

   In 2011, the Company extended the agreement on a month-to-month basis at a compensation rate of $150,000 (CDN) per year ($U.S. $152,326).

2. In May, 2008, we entered into employment agreements with:

   (a) Our President, Joseph Fuda, for a two-year term at an annual base compensation of $160,000 (CDN). Additionally, 100,000 common stock options at an exercise price of $1.60 per share, vesting on a quarterly basis were issued under the terms of the agreement. The agreement was extended on a month-to-month basis in May 2010 at the same annual base amount.

   (b) Our Chief Financial Officer, Dan Amadori for a two-year term. The annual base compensation was $150,000 (CDN). Additionally 100,000 common stock options at an exercise price of $1.50 per share, vesting quarterly, were issued. The agreement was extended on a month-to-month basis in May 2010 at the same annual base amount.

   (c) Steven Van Fleet, the President of our U.S. subsidiary, MAST INC. for a three year term at an annual base compensation of is $180,000 per year. In addition 500,000 stock options at an exercise price of $1.50 per share were issued with a five-year term, vesting in equal quarterly installments from the date of issue. The agreement was extended on a month-to-month basis in May 2011 at the same annual base amount.

**D. Other commitments:**

None.

**Contingencies**:

A. We have agreed to indemnify our directors and officers and certain of our employees in accordance with our By-laws. We maintain insurance policies that may provide coverage against certain claims.

B. Certain interests under the Asset Purchase Agreement with Estancia Limited reverted to Estancia Limited on March 9, 2004. On this basis, to the extent that revenues are generated by us relating directly and specifically to the VEMRAM patents, we are obligated to pay Estancia Limited 32% of the gross profit realized less expenses agreed to by the parties and 32% of any unit royalties realized less direct expenses.

**Translation of Foreign Currencies**

Our functional and reporting currency is the United States dollar. Accounts recorded in foreign currency have been converted to United States dollars as follows: Monetary assets and liabilities are translated at exchange rates at the consolidated balance sheet dates; non-monetary assets are translated using the historical rate of exchange in effect at the translation dates; revenues and expenses are translated using the three month average rate of exchange per quarter, which rate approximates the rate of exchange prevailing at the transaction dates; and gains and losses resulting from the translation are included in the determination of net loss for the period.

## ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

### A. Directors and Executive Officers

The Directors and Executive Officers of Micromem as at October 31, 2011 are set forth below:

| Name | Age | Position |
|---|---|---|
| Salvatore Fuda | 76 | Chairman of the Board of Directors |
| Joseph Fuda | 50 | President, Chief Executive Officer and Director |
| Dan Amadori | 60 | Chief Financial Officer |
| Steven Van Fleet | 57 | Director and President of MAST, Inc. |
| Andrew Brandt | 73 | Director |
| David Sharpless | 61 | Director |
| Larry Blue | 55 | Director |
| Oliver Nepomuceno | 42 | Director |
| Alex Dey | 68 | Director |

**Salvatore Fuda** has served as Chairman of the Board of Directors of Micromem since January 11, 1999 and a Director of Micromem since 1992. He served as President and Chief Executive Officer from June 2000 through to February 13, 2002. From 1992 to January 11, 1999 he also served as Secretary of Micromem. He served as President and Chief Executive Officer of Ontex Resources Limited (TSE) from 1986 to December 1998 and as Chairman of the Board of Ontex Resources Limited until 2008. He has served as Chairman of the Board of Directors and as a director of Echo Energy Canada Inc. from 2002 - 2009. He also served as Chairman of the Board of Leader Capital Corp. He is the father of Joseph Fuda.

**Joseph Fuda** has been President, Chief Executive Officer and Director since February 13, 2002. Previously he served as Manager of Strategic Alliances for Micromem since February 2001. Prior thereto, he served as a consultant to Micromem since November 2000. Prior thereto he served as a Vice-President and a Director of IPO Capital Corp since April 1999. He was a director of Leader Capital Corp. until June 2007 and currently also serves as a director of Echo Energy Canada Inc. until June 2009 and of Echo Power Generational Inc.

**Dan Amadori** has served as Chief Financial Officer of Micromem since June 2004. He has also served as Chief Financial Officer of Leader Capital from June 2004 – March 2009. He served as a Director and Chair of the Audit Committee of Ontex Resources between September 2003 and March 2005. He served as CFO of Echo Power Generation Inc. from June 2004 - March 2008. He served as a director of Hydrive Technologies Inc. from 2004-2008 and as Chair of the Audit Committee of Hydrive from 2006-2008. He served as a director and CFO of XGEN Ventures Inc. between November 2005 and September 2009. He was appointed as Chairman of Kingsway Arms Retirement Residences in August 2011 and as Chairman of Larcan Inc. in February 2011. He is President of Lamerac Financial Corp., a financial advisory firm and has held that position since October 1988. Mr. Amadori is a Chartered Accountant and holds an MBA from the Ivey School of Business.

**Steven Van Fleet** has served as a technology consultant to a number of companies. He was the principal of the R&V Group LLC, an RFID business consulting and technology development company until 1996. Between 1999 - 2003 he served as Program Director for the Silent Commerce/Smart Packaging Initiative at International Paper Company. From January 1999 to November 1999, he was Program Director for Process and Product Uniformity and from March 1996 to December 1998 he was the Director for Control Systems Development at International Paper in Cincinnati, Ohio. He is also presently on the Board of Overseers for the Massachusetts Institute of Technology Auto ID Center. Mr. Van Fleet has been a director of Micromem since 2002 and has served as President of MAST since 2008.

**Andrew Brandt** was Chairman of the Board of Directors and Chief Executive Officer of the Liquor Control Board of Ontario from February 1991 to January 2006. Prior to his appointment to the Liquor Control Board of Ontario, Mr. Brandt served as Leader of the Ontario Progressive Conservative Party from 1987 to 1990. He has previously served as the Minister of Industry and Trade, Minister of Environment and Mayor of Sarnia, Ontario. Mr. Brandt has served as a director of Micromem since June 2000.

**David Sharpless** Is the Chairman and CEO of Maverick Inc., a private consulting and investment firm and the Chairman and CEO of New Carbon Economy Venture Management Inc., a private company which manages a number of investments in "green" technology companies. He was the Chairman and CEO of TrustMark Auto Group Inc. a CNSX listed company and the Chairman of Hunter Keilty Muntz and Beatty Limited, a firm of international insurance brokers based in Toronto and the Vice Chairman of its successor, HKMB Hub International Ltd. Prior to joining Hunter Keilty Muntz and Beatty Limited in 2000, his career spanned more than 25 years as a business lawyer with Blake, Cassels & Graydon and as a senior leader in international finance. Mr. Sharpless also sits on the Board of Directors of a number of other private and public entities. He has served as a director of Micromem Since 2001.

**Larry Blue** is Vice President and General Manager of Multek Inc., a subsidiary of Flextronics. Previously he was President of Hi-G-Tek Inc. a privately-held technology company based in Maryland. Previously he was the Vice President and General Manager of Symbol Technologies Inc. and was appointed to the Micromem Board of Directors on November 7, 2005. Previously Mr. Blue had senior management roles with Hughes Network Systems and with IBM in Research Triangle Park. Mr. Blue has served as a director of Micromem since 2005.

**Oliver Nepomuceno** has served as a director of Micromem since June 26, 2006. He is a resident of Switzerland and continues to serve as a Financial Advisor and as a member of the Board of Directors of Intel Trust, a private wealth management company located in Switzerland.

**Alex Dey is** a retired business man and was elected as a director on September 24, 2010. He was the sole proprietor of Alex Dey, Chartered Accountants until July 31, 2004.

There are no arrangements or understandings between any director and any other person pursuant to which the director was selected as a director or executive officer. Each director holds office until the next annual meeting of shareholders or until his or her successor is elected or appointed, unless his or her office is earlier vacated according to the provisions of our By-laws or the *Business Corporations Act* (Ontario).

Other than a father/son relationship between Salvatore Fuda (father) and Joseph Fuda (son), there is no family relationship between any director or executive officer and any other director or executive officer.

**B. Compensation**

| | Annual Compensation | | | Long-Term Compensation | |
|---|---|---|---|---|---|
| | | | | Awards | |
| Name and<br>Principal Position | Fiscal<br>Year | Salary<br>(US$) | Bonus<br>(US$) | Other Annual<br>Compensation<br>(US$) | Securities<br>Under Options<br>Granted (#) |
| Joseph Fuda<br>Chief Executive Officer | 2011<br>2010 | 160,000<br>160,000 | - | - | 2,000,000[1]<br>1,450,000 [2] |
| Salvatore Fuda,<br>Chairman of the Board of Directors | 2011<br>2010 | 150,000<br>150,000 | -<br>- | -<br>- | 1,000,000[1]<br>- |
| Andrew Brandt<br>Director | 2011<br>2010 | -<br>- | -<br>- | -<br>- | 350,000[1]<br>- |
| David Sharpless<br>Director | 2011<br>2010 | -<br>- | -<br>- | -<br>- | 450,000[1]<br>- |
| Steven Van Fleet<br>Director and President of MAST, Inc. | 2011<br>2010 | 180,000<br>180,000 | -<br>- | -<br>- | 1,000,000[1]<br>300,000 [2] |
| Dan Amadori<br>Chief Financial Officer | 2011<br>2010 | 150,000<br>150,000 | -<br>- | -<br>- | 1,000,000[1]<br>100,000[2] |
| Larry Blue<br>Director | 2011<br>2010 | -<br>- | -<br>- | -<br>- | 500,000[1]<br>100,000[2] |
| Oliver Nepomuceno<br>Director | 2011<br>2010 | -<br>- | -<br>- | -<br>- | 350,000[1] |
| Alex Dey<br>Director | 2011<br>2010 | - | - | - | 225,000[3]<br>- |

**Notes:**

1. Each option entitles the holder to purchase one of our common shares at a price of $0.20 per share prior to expiry in October 2016.
2. These options were originally awarded in 2005 and were extended for a period of 12 months in 2010. These options expired unexercised in May, 2011.
3. We issued 125,000 options at $0.35 per share in April 2011 and 100,000 options at $0.20 per share in October 2011. Each option entitles the holder to purchase one of our common shares prior to expiry in 2016.

Directors do not receive cash compensation for serving as directors. Instead they have been awarded stock options over the years. These options are set at each annual meeting and approved by the shareholders. None of the directors have agreements that provide for benefits upon termination of service.

We have adopted a stock option plan. Options are offered to directors, executive officers and employees to purchase our common shares at an exercise price equal to or above the market price for the common shares at the date that the options are granted.

In 2010 we did not issue any options to officers, directors or employees. We extended the term by one year of a total of 2,027,199 options which were due to expire in 2010. In December 2010, we issued 375,000 options at a strike price of $0.55, 125,000 options at a strike price of $0.35 in April 2011 and 7,475,000 options at a strike price of $0.20 in October 2011.

## C. Board Practices

Our Board of Directors meets on an as required basis during the fiscal year. In 2011 our Board of Directors met formally on December 15, 2010, February 15, 2011 and October 20, 2011.

Our Audit Committee met on a quarterly basis during fiscal 2011 for the purpose of approving the quarterly financial statements. In addition, our Audit Committee receives regular periodic reports from management.

All matters pertaining to our financing, contractual arrangements and management and Director compensation are approved by the Board of Directors.

Our Compensation Committee met as required in 2011. Our Compensation Committee approves management and Director compensation and all stock option grants for recommendation to the Board of Directors.

Our Disclosure Committee met as required in 2011 to review our various press release disclosures and to monitor our general practices relating to our disclosure requirements.

The members of the Board of Directors are appointed to a one-year term at our annual meeting.

***Audit Committee***

The Board of Directors has appointed an Audit Committee consisting of three independent directors. The members of the Audit Committee are Andrew Brandt, Oliver Nepomuceno and David Sharpless (Chairman), each of whom serves in such capacity until the Board of Directors' next annual meeting. The Audit Committee is responsible for the integrity of our internal accounting and control systems. The committee receives and reviews our financial statements and makes recommendations thereon to the Board of Directors prior to its approval by the full Board of Directors. The Audit Committee communicates directly with our external auditors in order to discuss audit and related matters whenever appropriate. In 2011 the Audit Committee met on January 10, 2011, February 15, 2011, March 27, 2011, June 23, 2011 and September 27, 2011.

***Compensation Committee***

The Board of Directors has appointed a Compensation Committee which meets on executive compensation matters as and when required. Our Compensation Committee includes Andrew Brandt, an outside director as Chairman, Oliver Nepomuceno and Alex Dey, as outside directors.

***Disclosure Committee***

The Board of Directors has appointed a Disclosure Committee whose primary responsibility is to ensure timely and accurate disclosure of all relevant information in accordance with the various securities regulations. Our Disclosure Committee includes Salvatore Fuda, the Company's Chairman, Alex Dey an outside director and Jason Baun, the Company's Chief Information Officer.

## D. Employees

We have six employees, three of which serve in a management capacity and three of which serve in an administrative capacity. This includes the Chief Executive Officer and President, the Chief Financial Officer and President of our wholly-owned subsidiary MAST INC., our Chief Information Officer and four support staff, all (except for the President of MAST INC.) of whom work from our executive offices in Toronto, Canada. All research and development is outsourced to third parties. We consider our relations with our employees to be satisfactory.

**E. Share Ownership**

| NAME | SHARES OWNED | OPTIONS HELD | OPTION EXERCISE PRICE | EXPIRY DATE | % OF TOTAL [1] |
|---|---|---|---|---|---|
| Joseph Fuda<br>Chief Executive Officer and Director | 191,500 | 2,000,000<br>100,000<br>150,000 | $0.20<br>$1.50<br>$1.00 | 10/31/2016<br>08/28/2013<br>08/25/2014 | 2.06%<br>(2,441,500) |
| Salvatore Fuda<br>Chairman of the Board of Directors and Director | 4,564,167[2] | 1,000,000<br>150,000 | $0.20<br>$1.00 | 10/31/2016<br>08/25/2014 | 4.87%<br>(5,714,167) |
| Andrew Brandt<br>Director | 110,000 | 350,000<br>85,000<br>110,000 | $0.20<br>$1.50<br>$1.00 | 10/31/2016<br>08/28/2013<br>08/25/2014 | 0.56%<br>(655,000) |
| David Sharpless<br>Director | 100,000 | 450,000<br>75,000<br>85,000<br>110,000 | $0.20<br>$1.01<br>$1.50<br>$1.00 | 10/31/2016<br>03/03/2013<br>08/28/2013<br>08/25/2014 | 0.70 %<br>(820,000) |
| Steven Van Fleet<br>Director and President of MAST, Inc. | - | 350,000<br>1,000,000<br>100,000<br>500,000<br>150,000 | $0.36<br>$0.20<br>$1.01<br>$1.50<br>$1.00 | 4/15/2012<br>10/31/2016<br>03/03/2013<br>28/28/2013<br>08/25/2014 | 1.78 %<br>(2,100,000) |
| Dan Amadori<br>Chief Financial Officer | 326,801 | 1,000,000<br>100,000<br>150,000 | $0.20<br>$1.50<br>$1.00 | 10/31/2016<br>08/28/2013<br>8/25/2014 | 1.34 %<br>(1,576,801) |
| Jason Baun<br>Chief Information Officer | - | 200,000<br>150,000<br>100,000<br>15,000<br>80,000 | $0.20<br>$0.55<br>$0.60<br>$1.50<br>$1.00 | 10/31/2016<br>12/20/2016<br>10/25/2012<br>08/28/2013<br>08/25/2014 | 0.47%<br>(545,000) |
| Larry Blue<br>Director | 187,500 | 500,000<br>75,000<br>85,000<br>110,000 | $0.20<br>$1.01<br>$1.50<br>$1.00 | 10/31/2016<br>03/03/2013<br>08/28/2013<br>08/25/2014 | 0.82%<br>(957,500) |
| Oliver Nepomuceno<br>Director | 953,572 | 350,000<br>75,000<br>75,000<br>100,000 | $0.20<br>$1.01<br>$1.50<br>$1.00 | 10/31/2016<br>03/03/2013<br>08/28/2013<br>08/25/2014 | 1.33%<br>(1,553,572) |
| Alex Dey<br>Director | 350,000 | 125,000<br>100,000 | $0.35<br>$0.20 | 04/5/2016<br>10/31/2016 | 0.49%<br>(575,000) |

1 Calculated based on shares owned plus options held as a percentage total of shares outstanding as of October 31, 2011, plus options held.
2 4,048,748 shares are held by a corporation wholly owned by a trust established for the benefit of members of Salvatore Fuda's family.

**ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS**

**A. Major Shareholders**

No shareholder holds greater than 5% of the common shares outstanding. As of the date of this Annual Report approximately 66% (76,660,647) of the issued and outstanding common shares are held by Canadian investors; approximately 25.5% (29,651,423) of the issued and outstanding shares are held by U.S. investors; and approximately 8.5% (9,837,648) are held by investors outside of Canada and the U.S.

**B. Other Related Party Transactions**

In June 2008, we entered into a six-month agreement with Dreifus Associates Limited (DAL), whose major shareholder is Henry Dreifus, a Director of the Company between January 2008 and June 2009. DAL provided a range of technical and business development support to the Company. Our monthly cost under the agreement was approximately $40,000. In addition, we granted Henry Dreifus 350,000 stock options at an exercise price of $1.20 per share in March 2008. 275,000 of these options vested at issue date, the balance vested in three equal quarterly installments of 25,000 options commencing in June 2008. These options expired unexercised on August 29, 2009, 45 days after Mr. Dreifus did not stand for re-election as a director. In August 2008, we issued 200,000 stock options to Mr. Dreifus at an exercise price of $1.50 per share expiring in August 2013 unexercised. These options were not vested upon issuance but only when and if the Company would achieve certain revenue milestones. Those revenue milestones have not been achieved and Mr. Dreifus no longer provides services to the Company These options expired in 2011. In September 2010 the Company issued 192,307 common shares to settle $50,000 of balances due to DAL for services rendered. At October 31, 2011 the remaining balance payable to DAL is approximately $154,000.

**Transactions With Related Parties, Directors & Officers**

The Company has paid cash and non-cash compensation to its officers and directors during the 2011 and 2010 fiscal years as follows:

| | | Cash Compensation | Non-Cash Compensation |
|---|---|---|---|
| Chairman | 2011 | $ 152,326 | $ 118,038 |
| | 2010 | 143,877 | - |
| | | | |
| Officers and Directors | 2011 | $ 647,132 | 590,191 |
| | 2010 | 621,223 | 95,038 |

**ITEM 8. FINANCIAL INFORMATION**

**A. Consolidated Statements and Other Financial Information**

See “Item 17 — Financial Statements.”

We have never paid a dividend on our securities. We do not anticipate paying dividends in the foreseeable future.

As of October 31, 2011 and as of February 24, 2012 there are no legal proceedings outstanding.

**B. Significant Changes**

Since October 31, 2011 the Company has raised an additional $976,214 through Unit private placement financings and bridge loans. There has been no other significant change in our financial position since October 31, 2011.

**ITEM 9. THE OFFER AND LISTING**

The table below sets forth the high and low sales prices for common shares in U.S. Dollars as reported for the periods specified. Our fiscal year ends October 31. Our common shares are traded in Canada on the CNSX under the symbol MRM.

Our common shares are traded in the United States and are quoted on the OTC Bulletin Board. The common shares are quoted under the symbol MMTIF.OTCBB.

| Period | High | Low |
|---|---|---|
| **Last six months:** | | |
| February 2012 | 0.49 | 0.133 |
| January 2012 | 0.155 | 0.10 |
| December 2011 | 0.15 | 0.072 |
| November 2011 | 0.24 | 0.10 |
| October 2011 | 0.21 | 0.111 |
| September 2011 | 0.16 | 0.111 |
| **Last eight quarters:** | | |
| Q1 2012 | 0.24 | 0.072 |
| Q4 2011 | 0.22 | 0.111 |
| Q3 2011 | 0.2614 | 0.12 |
| Q2 2011 | 0.22 | 0.11 |
| Q1 2011 | 0.34 | 0.19 |
| Q4 2010 | 0.35 | 0.175 |
| Q3 2010 | 0.40 | 0.135 |
| Q2 2010 | 0.55 | 0.4008 |
| **Last five years:** | | |
| 2011 | 0.34 | 0.072 |
| 2010 | 0.65 | 0.135 |
| 2009 | 1.75 | 0.51 |
| 2008 | 2.60 | 0.31 |
| 2007 | 0.85 | 0.35 |

On February 24, 2012, the last reported sale price for our common shares on the OTC Bulletin Board was $0.34.

## ITEM 10. ADDITIONAL INFORMATION

### A. Share Capital

Our authorized capital consists of an unlimited number of common shares, of which 116,149,718 shares were issued and outstanding as of October 31, 2011, and 2,000,000 special, redeemable, voting preference shares, referred to herein as special shares, none of which were outstanding, as of October 31, 2011.

Additionally the Company has 11,175,000 stock options outstanding with a weighted average exercise price of $.47 (2010: 10,022,199 options outstanding with a weighted average exercise price of $.89) and a total of 26,672,637 outstanding warrants to acquire common shares with a weighted average exercise price of $.23 (2010: 6,198,887 outstanding warrants with a weighted average exercise price of $.51).

### B. Memorandum and Articles of Incorporation

**Articles of Incorporation**

**Incorporation Details and Objects of Micromem Technologies Inc.**

Micromem Technologies Inc. was incorporated under the laws of the Province of Ontario, Canada, on October 21, 1985 as Mine Lake Minerals Inc. We subsequently changed our name to Avanti Capital Corp. by filing Articles of Incorporation of Amendment on June 23, 1988 and to AvantiCorp International Inc. on April 30, 1992 before becoming Micromem Technologies Inc. on January 14, 1999. The Articles of Incorporation of Incorporation place no restrictions on the nature of the business to be carried on by Micromem.

**Summary of Directors Powers and Authorities**

The rights, duties, powers and authorities of our Board of Directors are set out in the Articles of Incorporation and By-laws and the statutory provisions of the *Business Corporations Act* (Ontario). The following is a selected summary of the Articles of Incorporation, By-laws and applicable provisions of the Business Corporations Act (Ontario) as they relate to selected rights, duties, powers and authorities of our Board of Directors.

The Articles of Incorporation provide for a minimum of three and a maximum of 12 directors. The Business Corporations Act (Ontario) prescribes that an offering corporation must have a minimum of three directors, a majority of whom are Canadian residents and at least one third of whom are not officers or employees of us or our affiliates. The Board of Directors may, between annual shareholders meetings, appoint one or more additional directors to serve until the next annual shareholders meeting provided that the number of directors so added may not exceed by one-third (1/3) the number of directors required to have been elected at the last annual meeting of shareholders.

The Chairman of the Board of Directors or any one director may call a meeting upon the provision of forty-eight hours notice to each director in the manner prescribed in our By-laws. Any such notice shall include the items of business to be considered at the meeting. A majority of the directors constitute a quorum provided that half of those directors present are Canadian residents. Business cannot be transacted without a quorum. A quorum of directors may vote on any matter of business properly brought before the meeting provided that where a director is a party to a material contract or proposed material contract or has a material interest in the matter to be considered, such director must disclose his or her interest at the earliest possible date, request the conflict be noted in the minutes of the meeting, and with a few limited exceptions enumerated in the By-laws, refrain from voting on the matter in which the director has a material interest. There is no limitation on the Board of Directors to vote on matters of their remuneration provided such remuneration is disclosed in the financial statements and annual shareholder proxy materials.

The Board of Directors has broad borrowing powers and may, without authorization from the shareholders:

- borrow money on the credit of Micromem;

- issue, re-issue, sell or pledge debt obligations of Micromem;

- subject to restrictions respecting financial assistance prescribed in the Business Corporations Act (Ontario), give a guarantee on behalf of Micromem to secure the performance of an obligation of any person; and

- mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of Micromem, owned or subsequently acquired, to secure any obligation of Micromem.

A person is qualified to be or stand for election as a director provided such person is at least 18 years of age, is not a bankrupt and is not found to be of unsound mind by a court in Canada or elsewhere. There is no requirement for a director to hold common shares.

**Securities of Micromem**

Holders of our common shares will be entitled to receive notice of, attend and vote at all meetings of the shareholders of Micromem. Each common share carries one vote at such meetings. In the event of the voluntary or involuntary liquidation, dissolution or winding-up of Micromem, after payment of all outstanding debts, the remaining assets of Micromem available for distribution will be distributed to the holders of our common shares. Dividends may be declared and paid on our common shares in such amounts and at such times as the directors shall determine in their discretion in accordance with the Business Corporations Act (Ontario). There are no pre-emptive rights, conversion rights, redemption provisions or sinking fund provisions attaching to the common shares. Common shares are not liable to further calls or to assessment by Micromem; provided, however, that pursuant to the provisions of the Business Corporations Act (Ontario), Micromem has a lien on any common share registered in the name of a shareholder or the shareholder's legal representative for a debt owed by the shareholder to Micromem.

Holders of special shares are entitled to receive notice of, attend and vote at all meetings of the shareholders of Micromem. Each special share carries one vote at such meetings. In the event of the voluntary or involuntary liquidation, dissolution or winding-up of Micromem, after payment of all outstanding debts, the holders of the special shares shall be entitled to receive, before any distribution of any part of the assets of Micromem among the holders of any other shares, the amount paid up on the special shares. The special shares are redeemable at the option of Micromem for the amount paid up on the shares. Dividends may not be declared or paid on the special shares and transfer of the Special Shares is restricted without the approval of the Directors of Micromem and the prior written consent of the Ontario Securities Commission. The number of special shares that may be issued and outstanding at any time is limited to 500,000. There are no pre-emptive rights, conversion rights or sinking fund provisions attaching to the special shares. Special shares are not liable to further calls or to assessment by Micromem; provided, however, that pursuant to the provisions of the Business Corporations Act (Ontario), Micromem has a lien on any special shares registered in the name of a shareholder or the shareholder's legal representative for a debt owed by the shareholder.

**Rights and Privileges of Shareholders**

Only the registered holders of our common shares and special preference shares on the record date are entitled to receive notice of and vote at annual and special meetings of shareholders. Where the items of business affect the rights of shareholders other than the holders of common shares, a special majority of two-thirds of the votes cast by the affected shareholders at the meeting called for such purpose is required to approve the item of business. Beneficial holders of common shares and special shares are also entitled to receive proxy materials in respect of meetings of shareholders in accordance with Canadian Securities Administrators National Instrument 54-101, provided that such proxies are limited in scope to instructing the registered shareholder (usually a brokerage house) on how to vote on behalf of the beneficial shareholder. There are no restrictions on the number of shares that may be held by non-residents other than restrictions set out in the *Investment Canada Act* (Canada). See "Additional Information - D. Exchange Controls".

There are no provisions in the By-laws regarding public disclosure of individual shareholdings. Notwithstanding this, applicable Canadian securities legislation requires certain public disclosure of persons owning or acquiring common shares in excess of 10% of a corporation's issued and outstanding share capital.

**C. Material Contracts**

1. On May 29, 2005, we entered into an employment agreement with Mr. Salvatore Fuda, the Chairman of the Board of Directors. The agreement commenced on January 1, 2005 and ended on September 30, 2009. In 2009 the agreement was extended for an additional one year through December 2010. Under the terms of the agreement, the Chairman of the Board of Directors has been retained to provide certain management services. We have agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over-year basis commencing as of December 31, 2005 subject to a minimum annual compensation amount of $150,000 (CDN) – approximately $143,877 in U.S. dollars at average exchange rates. At our option, we can pay either cash or issue common shares as compensation providing that the cumulative maximum number of shares that we can issue under the agreement is 2 million common shares. In January 2011, the Company extended the agreement on a month to month basis at a rate of $12,500 Canadian funds per month (approximately $12,500 in US dollars at current exchange rates) and has eliminated the incentive based compensation component which was reflected in the original agreement.

2. In June 2008, we entered into a six-month agreement with Dreifus Associates Limited (DAL), whose major shareholder Henry Dreifus, became a director in January 2008. DAL has provided a range of technical and business development support to the Company. Our monthly cost under the contract was approximately $40,000. In addition, we granted Henry Dreifus 350,000 stock options at an exercise price of $1.20 per share in March 2008. 275,000 of these options vested at issue date, the balance vested in 3 equal quarterly installments of 25,000 options commencing in June 2008. These options expired in August 2009, 45 days after Mr. Dreifus did not stand for reelection as a director. In August 2008, we issued 200,000 stock options to Henry Dreifus at an exercise price of $1.50 per share expiring in August 2013 if unexercised. These options were not vested upon issuance but only when and if the Company would achieve certain revenue milestones. Those revenue milestones have not been achieved and Mr. Dreifus no longer provides services to the Company. These options expired in 2011. In September 2010 the Company issued 192,307 common shares to settle $50,000 of balances due to DAL for services rendered. At October 31, 2011 the remaining balance payable to DAL is approximately $154,000.

3. In May 2008 the Company executed the following employment contracts with key officers:

    1. A two-year agreement through May 2010 with its President, Mr. Joseph Fuda, stipulating annual base remuneration of $160,000 ($CDN) per year. In addition, 100,000 common stock options were awarded at a exercise price of $1.50 per share vesting in 25,000 share installments over four quarters commencing in August 2008 and expiring in August 2013 if unexercised. The agreement was extended on a month-to- month basis in May 2010 stipulating the same annual base remuneration amount.

    2. A two-year agreement through May 2010 with its CFO, Mr. Dan Amadori, stipulating an annual base remuneration at $150,000 (CDN) per year. In addition, 100,000 common stock options were awarded at a exercise price of $1.50 per share vesting in 25,000 share installments over four quarters commencing in August 2008 and expiring in August 2013 if unexercised. The agreement was extended on a month-to- month basis in May 2010 stipulating the same annual base remuneration amount.

3. A three-year agreement through May 2011 with the President of its wholly-owned subsidiary, MAST INC., Mr. Steven Van Fleet, who is also a director of the Company. The agreement stipulates annual base remuneration of $204,000 per year. In addition, 500,000 common stock options at a price of $1.50 per share were awarded vesting in 125,000 share installments over four quarters commencing in August 2008 and expiring in August 2013 if unexercised. The agreementt was extended on a month-to-month basis in May 2011.

4. In August 2009, Unotron Inc. executed a secured promissory note in favor of Micromem. The promissory note is in the principal amount of $200,000, bears interest at a rate of 10% payable quarterly and is secured by a first lien on the assets of Unotron. The promissory note matured on September 30, 2010 The Company negotiated a revised payment schedule in 2011. It received $115,000 of payments from Unotron during 2011. The interest rate on outstanding balances was revised to 18% in July 2011. The balance outstanding at October 31, 2011 is $111,553, which balance is fully reserved by the Company.

5. Unotron Inc. and Micromem entered into a manufacturing agreement in 2009 that requires Micromem to develop a magnetic sensor based keyboard substrate that is to be integrated into Unotron's waterproof and washable keyboards. These keyboards can be placed within a commercial dishwasher to prevent diseases from being transmitted on the keyboard. In 2009, Micromem designed, manufactured, tested and delivered the initial volume of keyboards to Unotron in Hong Kong. See Research and Development Efforts, pages 16-17 of this Annual Report for a discussion of developments during 2010 - 2011.

6. In 2009 Micromem and LifeMed Technologies Inc. entered a manufacturing agreement pursuant to which we received a $30 million purchase order. Under the terms of the agreement, Micromem would design and manufacture prototypes, submit and obtain FDA 510(K) approval and manufacture a medical device that incorporates our magnetic sensor technology. The medical device is designed to provide early detection of abnormalities in women's breasts. See Research and Development Efforts, page 16-17 for a discussion of developments during 2010 - 2011. In mid-2011 we served notice to LMTI that given their inability or unwillingness to comply with the terms of the agreements that were executed with LMTI, we were cancelling our working arrangements with LMTI. .

**D. Exchange Controls**

As of the date hereof, we are not aware of any governmental laws, decrees or regulations in Canada that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to nonresident holders of our common shares.

We are not aware of any limitations under the laws of Canada or the Province of Ontario, or in the Articles of Incorporation or any other of our constituent documents on the right of nonresidents of Canada or persons who are not Canadian citizens to hold and/or vote common shares.

**E. Taxation**

**Certain Canadian Income Tax Consequences**

This discussion under this heading summarizes the principal Canadian federal income tax consequences of acquiring, holding and disposing of common shares for a shareholder who is not a resident of Canada but is a resident of the United States and who will acquire and hold a common share as capital property for the purposes of the Income Tax Canada, also referred to as the Canadian Tax Act. This summary does not apply to a shareholder who carries on business in Canada through a permanent establishment situated in Canada or performs independent personal services in Canada through a fixed base in Canada if the shareholder is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Canadian Tax Act and the regulations there under and on an understanding of the administrative practices of Canada Customs & Revenue Agency, and takes into account all specific proposals to amend the Canadian Tax Act or regulations made by the Minister of Finance of Canada as of the date hereof. It has been assumed that there will be no other relevant amendments of any governing law although no assurance can be given in this respect. This discussion is general only and is not a substitute for independent advice from a shareholder's own Canadian and US tax advisors.

The provisions of the Canadian Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980), as amended.

Dividends on common shares and Other Income

Under the Canadian Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or deemed to have been paid to him or her by a corporation resident in Canada. We are responsible for the withholding of tax at the source. The Canada-United States Income Tax Convention (1980) limits the rate to 15 percent if the shareholder is a resident of the United States and the dividends are beneficially owned by and paid to such shareholder, and to 5 percent if the shareholder is also a corporation that beneficially owns at least 10 percent of the voting stock of the payor corporation.

The amount of a stock dividend (for tax purposes) would generally be equal to the amount of our paid up or stated capital and increased by reason of the payment of such dividend. We will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on our debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty.

The Canada-United States Income Tax Convention (1980) generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is a resident of the United States and is exempt from income tax under the laws of the United States.

Dispositions of Common Shares

Under the Canadian Tax Act, a non-resident of Canada is subject to Canadian tax on taxable capital gains, and may deduct allowable capital losses, realized on a disposition of "taxable Canadian property". common shares will constitute taxable Canadian property of a shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the five years immediately preceding the disposition 25 percent or more of the issued shares of any class or series in the capital stock of Micromem belonged to one or more persons in a group comprising the shareholder and persons with whom the shareholder did not deal at "arm's length” and in certain other circumstances.

The Canada-United States Income Tax Convention (1980) relieves United States residents from liability for Canadian tax on capital gains derived on a disposition of shares unless:

the value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production, the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, a and at anytime during the 10 years immediately preceding, the disposition and the shares were owned by them when they ceased to be resident in Canada, or the shares formed part of the business property of a "permanent establishment" that the holder has or had in Canada within the 12 months preceding the disposition.

**Certain United States Federal Income Tax Consequences**

The following is a general summary of certain United States federal income tax consequences, under current law, generally applicable to a US Holder (as defined below). This summary does not address all potentially relevant United States federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of United States federal income tax law, such as those described below as excluded from the definition of a US Holder. United States alternative minimum tax considerations are not addressed in this summary. In addition, this summary does not cover any state, local or foreign tax consequences, nor any U.S. federal gift, estate or generation-skipping transfer tax consequences. (Certain, but not all, foreign tax consequences are described above under “Taxation - Certain Canadian Income Tax Consequences.”)

The following summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS, and court decisions that are currently applicable, any of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This summary does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied (possibly on a retroactive basis) at any time (including, without limitation, changes in applicable tax rates).

This summary is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares, and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

**CIRCULAR 230 DISCLOSURE**

**ANY TAX STATEMENT MADE HEREIN REGARDING ANY U.S. FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR PURPOSES OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN IS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTION TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

***US Holders***

As used herein, a "US Holder" means an owner of common shares who is a citizen or individual resident (as defined under United States tax laws) of the United States; a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; an estate the income of which is taxable in the United States irrespective of source; or a trust if (a) a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States persons have the authority to control all of the substantial decisions of the trust or (b) the trust was in existence on August 20, 1996 and has properly elected to continue to be treated as a United States person. This summary does not address the tax consequences to, and "US Holder" does not include, tax-exempt persons or organizations; qualified retirement plans, individual retirement accounts and other tax-deferred accounts; financial institutions; insurance companies; real estate investment trusts; regulated investment companies; entities subject to the U.S. corporate conversion rules; broker-dealers; U.S. tax expatriates; non-resident alien individuals or entities; persons or entities that have a "functional currency" other than the US dollar; persons who hold common shares as part of a straddle, hedging or conversion transaction; and persons who acquire their common shares as compensation for services. This summary is limited to US Holders who own common shares as capital assets and who hold the common shares directly (e.g., not through an intermediary entity such as a corporation, partnership, LLC or trust). This summary does not address the consequences to a person or entity of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

***Distributions to US Holders Who Own Common Shares***

Subject to the discussion below concerning the potential status of the Company (or any of its subsidiaries that are classified as corporations for United States federal income tax purposes ("Related Entities")) as a "passive foreign investment company" ("PFIC"), the gross amount of any distribution by the Company (including any Canadian taxes withheld therefrom) with respect to common shares generally should be included in the gross income of a US Holder as foreign source dividend income to the extent such distribution is paid out of current or accumulated earnings and profits of the Company, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds the Company's current and accumulated earnings and profits in that taxable year, the distribution is treated as a tax-free return of capital to the extent of the US Holder's adjusted tax basis in the common shares. Thereafter, to the extent that such distribution exceeds the US Holder's adjusted tax basis in the common shares, it is taxed as a capital gain.

Dividends received by non-corporate US Holders may be subject to United States federal income tax at lower rates (generally 15%) than other types of ordinary income in taxable years beginning on or before December 31, 2012, if certain conditions are met. These conditions include neither the Company nor a Related Entity being classified as a PFIC (discussed below), the Company being a "qualified foreign corporation", the US Holder's satisfaction of a holding period requirement, and the US Holder not treating the distribution as "investment income" for purposes of the investment interest deduction rules.

In the case of US Holders that are corporations, distributions from the Company generally are not eligible for the dividends received deduction.

***Dispositions of Common Shares of the Company***

Subject to the discussion below regarding PFICs, gain or loss, if any, realized by a US Holder on the sale or other disposition of common shares generally is subject to United States federal income taxation as capital gain or loss in an amount equal to the difference between the US Holder's adjusted tax basis in the common shares and the amount realized on the disposition. Net capital gain (i.e., capital gain in excess of capital loss) recognized by a non-corporate US Holder upon a sale or other disposition of common shares that have been held for more than one year is generally subject to a maximum United States federal income tax rate of 15%, under present law. Deductions for capital losses are subject to limitations.

***US Anti-Deferral Regimes***

There are two regimes applicable to foreign corporations under United States federal income tax law that potentially may apply to the Company - the "controlled foreign corporation" ("CFC") regime and the PFIC regime.

Generally, a foreign corporation is not a CFC unless more than fifty percent (by vote or value) of its stock is owned by "U.S. Shareholders" (generally, United States persons who have ten percent or more of the votes of the foreign corporation). This classification generally results in the inclusion of certain income of the CFC in the U.S. Shareholders' income as a deemed dividend. If the Company were a CFC, the United States federal tax consequences summarized herein could be materially and adversely different.

PFIC status is not conditioned on a certain level of ownership of the foreign corporation by United States persons, however. The Company or any Related Entity would be considered a PFIC if during any taxable year, 75% or more of its gross income consists of certain types of "passive" income, or if the average value during a taxable year of its "passive assets" (generally, assets that generate passive income) is 50% or more of the average value of all assets held by it. Passive income generally includes items such as dividends, interest, rents and royalties, although there are various "look through" rules that treat dividends from related persons, for example, as non-passive under certain conditions.

If the Company is classified as a PFIC, a US Holder is subject to increased United States federal income tax liability in respect of gain recognized on the disposition of his, her or its common shares or upon the receipt of certain distributions, unless such person makes a "qualified electing fund" election to be taxed currently on his, or her or its *pro rata* portion of the Company's income and gain (whether or not such income or gain is distributed in the form of dividends or otherwise), and the Company provides certain annual statements which include the information necessary to determine inclusions and assure compliance with the PFIC rules. As an alternative to the foregoing rules, a US Holder may make a "mark-to-market" election to include in income each year as ordinary income an amount equal to the increase in value of his, her or its common shares for that year or to claim a deduction for any decrease in value (but only to the extent of previous mark-to-market gains).

The CFC and PFIC rules are very complex. The Company offers no opinion or representations as to its status as a CFC or PFIC for the current or any prior or future tax years. US Holders should consult their own U.S. tax advisors with respect to the CFC and PFIC issues and their applicability to such Holder's particular situation.

***Foreign Tax Credit***

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership or disposition of the common shares may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during that year.

There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder's United States Federal income tax liability that the US Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific "baskets" of income. Foreign taxes assigned to a particular basket generally cannot offset United States tax on income assigned to another basket. Unused foreign tax credits can generally be carried back one year and carried forward ten years. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and US Holders should consult their own U.S. tax advisors regarding their ability to utilize foreign tax credits in light of their individual circumstances.

*Currency Fluctuations*

For United States federal income tax purposes, the amount received by a US Holder as payment with respect to a distribution on, or disposition of common shares, if paid in Canadian dollars, is the US dollar value at the date of the payment, regardless of whether the payment is later converted into US dollars. In such case, the US Holder may recognize additional ordinary income or loss as a result of currency fluctuations between the date on which the payment is made and the date the payment is converted into US dollars.

**F. Dividends and Paying Agents**

Not applicable.

**G. Statement by Experts**

Not Applicable.

**H. Documents on Display**

We have filed the documents referred to herein and other information with the SEC, the Ontario Securities Commission and the Alberta Securities Commission. You may inspect and copy such material at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of such material from the SEC at prescribed rates by writing to the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

The SEC maintains an Internet website at www.sec.gov that contains reports, proxy statements, information statements and other material that are filed through the SEC's Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. Documents filed with the Ontario Securities Commission and the Alberta Securities Commission can be accessed through an Internet website at www.sedar.com that contains reports, proxy statements, information statements and other material that are filed through the System for Electronic Document Analysis and Retrieval (“SEDAR”).

Additional information is also available on our website at www.micromeminc.com. Such information on our website is not part of this Form 20-F.

**I. Subsidiary Information**

Not Applicable.

**ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK**

Not Applicable.

**ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES**

Not Applicable.

**PART II**

**ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES**

Not Applicable.

**ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS**

None.

## ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, referred to herein as the "Exchange Act") as of October 31, 2011. Based on management's evaluation in 2011, our Chief Executive Officer and Chief Financial Officer concluded that, as of October 31, 2011, our disclosure controls and procedures were effective in that they were designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in our reports that we file or submit under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Exchange Act Rule 13a-15(e) also states that disclosure controls and procedures are designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Micromem's Board of Directors and executive management are responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements.

All internal control systems no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of Micromem's internal control over financial reporting as of October 31, 2011. In making this assessment, they used the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment the Chief Executive Officer and Chief Financial Officer have concluded that, as of October 31, 2011, our internal control over financial reporting were effective.

2011 Attestation Report

The Company was not required to obtain an Attestation Report prepared by the independent accountants for the fiscal year ended October 31, 2011 in that its market capitalization was below the minimum threshold for such requirements.

2010 Attestation Report

The Attestation Report dated February 14, 2011 submitted by our independent accountants cited no material weaknesses in the 2010 fiscal year.

Changes in Internal Control Over Financial Reporting

No changes in our internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, occurred during the fiscal year ended October 31, 2011 that has materially affected or is reasonable likely to materially affect, our internal controls over financial reporting.

## ITEM 15T. Controls and Procedures

Not applicable

**ITEM 16. (Reserved)**

Not Applicable.

**ITEM 16A. Audit Committee Financial Expert**

Our Board of Directors has determined that a member of the Board of Directors, David Sharpless, is an audit committee financial expert and that he is independent, as defined in the Marketplace Rules of the Nasdaq Stock Market.

**ITEM 16B. Code of Ethics**

We have adopted a Code of Ethics to impose certain policies relating to ethical conduct on all of our Directors and employees, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer and persons performing similar functions. We undertake to provide a copy of our Code of Ethics to any holder of our securities upon request, without charge.

**ITEM 16C. Principal Accountant Fees and Services**

The following table presents fees for professional audit services rendered by our auditors for the audit of our consolidated financial statements for the years ended October 31, 2011 and 2010, and fees billed for other services rendered by our auditors including our offerings of securities and tax services.

| | Fiscal 2011 | Fiscal 2010 |
|---|---|---|
| Audit Fees | $60,000 | $75,000 |
| Audit Related Fees (SOX) | - | 25,000 |
| Tax Fees | 5,000 | 25,000 |
| All Other Fees | 10,000 | 5,000 |

Audit Fees

In 2010 we paid a total of $75,000 to Collins Barrow Toronto LLP for audit services; in 2011 we paid a total of $60,000 to Collins Barrow Toronto LLP for audit services.

Audit Related Fees

We paid $25,000 of audit related fees to Collins Barrow Toronto LLP in 2010 relating to our SOX compliance audit.

Tax Fees

We paid $5,000 of tax-related fees for services in 2011 and $25,000 of tax-related fees in 2010 to Chiampou Travis Besaw & Kershner LLP.

All other fees

We paid $10,000 in 2011 and $5,000 in 2010 to Collins Barrow LLP with respect to our quarterly filings. Pre-approval policies The Audit Committee assesses and pre-approves all audit and non-audit services.

**ITEM 16D. Exemptions from the Listing Standards for Audit Committees**

Not applicable.

**ITEM 16E. Purchases of Equity by the Issuer and Affiliated Purchasers.**

Not applicable.

**ITEM 16F. Change in Registrants Certifying Accountant.**

Not applicable.

**ITEM 16G. Corporate Governance**

Not applicable

**ITEM 17. Financial Statements**

Consolidated Financial Statements of

**MICROMEM TECHNOLOGIES INC.**

Years ended October 31, 2011, 2010 and 2009


Collins Barrow
Chartered Accountants

Collins Barrow Toronto LLP
11 King Street West
Suite 700
Toronto, Ontario
M5H 4C7 Canada

T. 416.480.0160
F. 416.480.2646
www.collinsbarrow.com

**INDEPENDENT AUDITORS' REPORT**

**To the Shareholders of Micromem Technologies Inc.:**

We have audited the accompanying consolidated financial statements of Micromem Technologies Inc. and its subsidiaries, which comprise the consolidated balance sheets as at October 31, 2011 and 2010 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended October 31, 2011, and a summary of significant accounting policies and other explanatory information.

*Management's Responsibility for the Consolidated Financial Statements*

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

*Auditor's Responsibility*

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in ours audits is sufficient and appropriate to provide a basis for our audit opinion.

*Opinion*

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Micromem Technologies Inc. and its subsidiaries as at October 31, 2011 and 2010, and its financial performance and its cash flows for each of the years in the three-year period ended October 31, 2011 in accordance with Canadian generally accepted accounting principles.

*Emphasis of Matter*

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which describes the material uncertainties that cast significant doubts about Micromem Technologies Inc.'s ability to continue as a going concern.

Collins Barrow Toronto LLP

Chartered Accountants
Licensed Public Accountants
Toronto, Ontario
February 24, 2012






an independent member of
BAKER TILLY
INTERNATIONAL

**MICROMEM TECHNOLOGIES INC.**
**(A DEVELOPMENT STAGE COMPANY)**

**CONSOLIDATED BALANCE SHEETS**
(Expressed in United States dollars)

| As at | | October 31, 2011 | | October 31, 2010 |
|---|---|---|---|---|
| Assets | | | | |
| Current assets: | | | | |
| Cash and cash equivalents | $ | 44,062 | $ | 26,039 |
| Deposits and other receivables | | 32,334 | | 97,063 |
| Promissory note receivable (Note 7) | | - | | 5,000 |
| | | 76,396 | | 128,102 |
| Property and equipment, net (Note 8) | | 10,201 | | 16,686 |
| Deferred development costs (Note 9) | | 646,606 | | 221,521 |
| Intangible assets (Note 10) | | 135,465 | | - |
| Patents, net (Note 10) | | 37,678 | | 202,027 |
| | **$** | **906,346** | **$** | **568,336** |
| Liabilities and Shareholders' Equity (Deficiency) | | | | |
| Current liabilities: | | | | |
| Bridge loans (Note 11(e)) | | 106,783 | | 512,548 |
| Accounts payable and accrued liabilities | | 1,016,841 | | 1,075,014 |
| | | 1,123,624 | | 1,587,562 |
| Shareholders' Equity (Deficiency) | | | | |
| Share capital: (Note 11) | | | | |
| Authorized: | | | | |
| 2,000,000 special preference shares, redeemable, voting | | | | |
| Unlimited common shares without par value | | | | |
| Issued and outstanding: | | | | |
| 116,149,718 common shares (2010: 95,324,511) | | 51,774,555 | | 50,102,699 |
| Equity component of bridge loans (Note 11(e)) | | 558 | | 5,784 |
| Contributed surplus (Note 12) | | 26,851,850 | | 24,664,404 |
| Deficit accumulated during the development stage | | (78,844,241) | | (75,792,113) |
| | | (217,278) | | (1,019,226) |
| | **$** | **906,346** | **$** | **568,336** |

Going Concern (Note 2)
Related Party Transactions (Note 14)
Commitments (Note 15)
Contingencies (Note 16)
Subsequent Events (Note 20)

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes.

**MICROMEM TECHNOLOGIES INC.**
**(**A DEVELOPMENT STAGE COMPANY**)**

**CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT**
(Expressed in United States dollars)
For the year ended October 31, 2011 (with comparative data)

| | October 31, 2011 (12 mos) | October 31, 2010 (12 mos) | October 31, 2009 (12 mos) | Period from September 3, 1997 to Oct. 31, 2011 |
|---|---|---|---|---|
| Costs and expenses (income): | | | | |
| Administration | $ 452,111 | $ 349,324 | $ 937,146 | $ 4,751,990 |
| Professional, other fees and salaries (Notes 11 and 14) | 1,993,152 | 1,345,406 | 3,240,960 | 48,305,817 |
| Research and development (recovery) (Note 15 (d)) | (75,896) | (106,007) | 13,880 | 8,703,617 |
| Travel and entertainment | 91,885 | 146,104 | 223,586 | 2,434,175 |
| Amortization of property and equipment (Note 8) | 6,469 | 8,586 | 11,567 | 561,518 |
| Amortization of patents (Note 10) | 43,333 | - | - | 110,929 |
| Foreign exchange loss (gain) | 43,215 | 32,101 | (28,153) | 178,963 |
| Write-down of deferred development costs (Note 9) | - | 2,711,392 | - | 2,711,392 |
| Write-down of patents and trademarks (Note 10) | 129,033 | - | - | 428,853 |
| Write-down of royalty rights | - | - | - | 10,000,000 |
| Allowance (recovery), promissory note receivable (Note 7) | (110,000) | 201,333 | - | 91,333 |
| Other expenses | - | - | - | 732,941 |
| Loss from operations | 2,573,302 | 4,688,239 | 4,398,986 | 79,011,528 |
| Interest and other income | (963) | (22,886) | (88,047) | (676,261) |
| Loss before income taxes | (2,572,339) | (4,665,353) | (4,310,939) | (78,335,267) |
| Income taxes (Note 13) | 1,205 | 9,508 | - | 30,390 |
| Net loss for the year | (2,573,544) | (4,674,861) | (4,310,939) | (78,365,657) |
| Deficit accumulated during the development stage, beginning of year | (75,792,113) | (71,117,252) | (66,806,313) | - |
| Adjustment for the modification of warrants (Note 11(f)) | (293,020) | - | - | (293,020) |
| Adjustment for the modification of conversion feature of bridge loans (Note 11(e)(i) and (iii)) | (185,564) | - | - | (185,564) |
| Deficit accumulated during the development stage, end of year | $ (78,844,241) | $ (75,792,113) | $ (71,117,252) | $ (78,844,241) |
| Loss per share - basic and diluted | (0.03) | (0.05) | (0.05) | (1.22) |
| Weighted average number of shares | 102,301,168 | 92,225,645 | 86,400,439 | 64,376,850 |

See accompanying notes.

**MICROMEM TECHNOLOGIES INC.**
(A DEVELOPMENT STAGE COMPANY)

**CONSOLIDATED STATEMENTS OF CASH FLOWS**
(Expressed in United States dollars)
For the year ended October 31, 2011 (with comparative data)

| | October 31, 2011 (12 mos) | October 31, 2010 (12 mos) | October 31, 2009 (12 mos) | Period from September 03, 1997 to Oct. 31, 2011 |
|---|---|---|---|---|
| Cash flows from operating activities: | | | | |
| Net loss for the year | $ (2,573,544) | $ (4,674,861) | $ (4,310,939) | $ (78,365,657) |
| Adjustments to reconcile loss for the period to net cash used in operating activities: | | | | |
| Amortization of patents and trademarks | 43,333 | - | - | 110,929 |
| Amortization of property and equipment | 6,469 | 8,586 | 11,567 | 561,518 |
| Accretion expense | 1,167 | 5,415 | - | 6,582 |
| Stock option expense | 928,497 | 95,038 | 1,951,569 | 33,191,211 |
| Write-down of deferred development costs | - | 2,711,392 | - | 2,711,392 |
| Write-down of patents and trademarks | 129,033 | - | - | 428,853 |
| Gain on settlement of debt | - | (114,000) | - | (114,000) |
| Shares issued to supplier | - | - | 173,125 | 173,125 |
| Write-down of royalty rights | - | - | - | 10,000,000 |
| Other adjustments | - | | - | 215,086 |
| Net changes in non-cash working capital | | | | |
| Increase (decrease) in deposits and other receivables | 69,729 | 181,423 | (154,575) | (23,737) |
| Increase (decrease) in accounts payable and accrued liabilities | (58,192) | 170,874 | 97,415 | 1,286,537 |
| Net cash used in operating activities | (1,453,508) | (1,616,133) | (2,231,838) | (29,818,161) |
| | | | | |
| Cash flows from investing activities: | | | | |
| Purchase of property and equipment | - | (851) | (9,668) | (771,654) |
| Patents and trademarks | (8,017) | (78,891) | (147,850) | (602,175) |
| Deferred development costs | (425,085) | (878,852) | (2,000,611) | (3,304,547) |
| Intangible assets | (135,465) | - | - | (135,465) |
| Other | - | - | - | 395,099 |
| Royalty rights | - | - | - | (2,000,000) |
| Net cash used in investing activities | (568,567) | (958,594) | (2,158,129) | (6,418,742) |
| | | | | |
| Cash flows from financing activities: | | | | |
| Issue of common shares | 2,446,432 | 1,981,741 | 4,020,842 | 34,994,973 |
| Bridge loan advances | 496,813 | 512,915 | - | 1,009,728 |
| Bridge loan repayments | (903,147) | - | - | (903,147) |
| Other | - | - | - | 1,179,411 |
| Net cash provided by financing activities | 2,040,098 | 2,494,656 | 4,020,842 | 36,280,965 |
| | | | | |
| Increase (decrease) in cash and cash equivalents | 18,023 | (80,071) | (369,125) | 44,062 |
| | | | | |
| Cash and cash equivalents, beginning of year | 26,039 | 106,110 | 475,235 | - |
| | | | | - |
| Cash and cash equivalents, end of year | $ 44,062 | $ 26,039 | $ 106,110 | $ 44,062 |
| | | | | |
| Supplemental cash flow information: | | | | |
| Interest paid | 211,264 | - | - | 288,251 |
| Income taxes paid | 10,713 | - | - | 77,435 |

See accompanying notes.

**MICROMEM TECHNOLOGIES INC.**
(A DEVELOPMENT STAGE COMPANY)

**CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)**
**(Expressed in United States dollars)**
For the year ended October 31, 2011 (with comparative data)

| | Number of Shares | Share Capital | Contributed Surplus | Deferred Share Compensation | Equity component of Bridge loan | Deficit Accumulated During Development stage |
|---|---|---|---|---|---|---|
| Micromem share capital, October 31, 1998 | 3,490,643 | $ - | $ - | $ - | $ - | $ - |
| Exercise of director's stock options | 490,000 | - | - | - | - | - |
| Pageant share capital, October 31, 1998 | - | 1 | - | - | - | - |
| Net loss for the year | - | - | - | - | - | (500,992) |
| Common shares of Pageant, December 4, 1998 | - | 4,999 | - | - | - | - |
| Assigned fair value of net assets | 32,000,000 | 549,140 | - | - | - | - |
| Micromem share capital, September 11, 1999 | 35,980,643 | 554,140 | - | - | - | (500,992) |
| | | | | | | |
| Exercise of common share purchase warrants for cash | 120,676 | 164,053 | - | - | - | - |
| Private placement of common shares for cash, May 17, 1999 | 350,000 | 1,050,000 | - | - | - | - |
| Shareholder loan forgiven | - | - | 544,891 | - | - | - |
| Exercise of stock options for cash | 100,000 | 300,000 | - | - | - | - |
| Net loss for the year | - | - | - | - | - | (5,207,787) |
| Balance, October 31, 1999 | 36,551,319 | 2,068,193 | 544,891 | - | - | (5,708,779) |
| | | | | | | |
| Exercise of common share purchase warrants for cash | 182,087 | 274,717 | - | - | - | - |
| Exercise of stock options for cash | 100,000 | 300,000 | - | - | - | - |
| Deferred share compensation | - | - | 2,711,881 | (453,219) | - | - |
| Private placement of common shares for cash, February 10, 2000 | 2,000,000 | 5,000,000 | - | - | - | - |
| Common shares issued pursuant to compensation agreements, March | 901,110 | 4,206,447 | - | - | - | - |
| Stock options issued to directors/consultants | - | - | 9,681,257 | - | - | - |
| Net loss for the year | - | - | - | - | - | (16,940,613) |
| Balance, October 31, 2000 | 39,734,516 | 11,849,357 | 12,938,029 | (453,219) | - | (22,649,392) |
| | | | | | | |
| Exercise of common share purchase warrants for cash | 362,450 | 554,655 | - | - | - | - |
| Common shares issued under rights offering November 20, 2000 | 304,674 | 1,119,058 | - | - | - | - |
| Exercise of stock options for cash | 800,000 | 2,400,000 | - | - | - | - |
| Deferred share compensation | - | - | (453,219) | 453,219 | - | - |
| Stock-based compensation | - | - | 34,000 | - | - | - |
| Exercise of director's stock options for cash, January 17, 2001 | 714,686 | 71,469 | - | - | - | - |
| Common shares issued pursuant to compensatory stock options | - | 1,581,242 | (1,581,242) | - | - | - |
| Adjustment-share compensation expenses | - | - | (677,420) | - | - | - |
| Common shares issued pursuant to compensation agreement, January | 11,192 | 66,461 | - | - | - | - |
| Private placement of common shares for cash, March 21, 2001 | 2,000,000 | 4,000,000 | - | - | - | - |
| Common shares issued under asset purchase agreement to Estancia | 2,007,831 | 8,000,000 | - | - | - | - |
| Compensation shares due but not issued | - | - | 1,431,545 | - | - | - |
| Stock options issued to directors/consultants | - | - | 4,627,752 | - | - | - |
| Net loss for the year | - | - | - | - | - | (9,187,377) |
| Balance, October 31, 2001 | 45,935,349 | 29,642,242 | 16,319,445 | - | - | (31,836,769) |
| | | | | | | |
| Stock options issued to directors/consultants | - | - | 1,832,500 | - | - | - |
| Shares issued pursuant to compensatory agreement, March 26, 2002 | 765,588 | 1,431,545 | (1,431,545) | - | - | - |
| Net loss for the year | - | - | - | - | - | (14,565,515) |
| Balance, October 31, 2002 | 46,700,937 | 31,073,787 | 16,720,400 | - | - | (46,402,284) |
| | | | | | | |
| Private placement of common shares for cash, August 13, 2003 | 2,031,250 | 162,500 | - | - | - | - |
| Net loss for the year | - | - | - | - | - | (1,767,965) |
| Stock options issued to directors/consultants | | | 318,000 | | - | |
| Balance, October 31, 2003 | 48,732,187 | 31,236,287 | 17,038,400 | - | - | (48,170,249) |
| | | | | | | |
| Private placement | 800,000 | 73,000 | - | - | - | - |
| Exercise of common share warrants | 3,231,250 | 264,500 | - | - | - | - |
| Exercise of options for cash | 5,300,000 | 530,000 | - | - | - | - |
| Stock options issued to consultant | - | - | 1,379,970 | - | - | - |
| Net loss for the year | - | - | - | - | - | (2,314,298) |
| Balance at October 31, 2004 | 58,063,437 | 32,103,787 | 18,418,370 | - | - | (50,484,547) |
| | | | | | | |
| Exercise of common share purchase warrants for cash | 2,431,250 | 206,500 | - | - | - | - |
| Private placement of common shares for cash | 2,342,334 | 1,472,500 | - | - | - | - |
| Exercise of stock options | 1,820,000 | 553,600 | - | - | - | - |
| Settlement of accounts payable for common shares | 62,428 | 43,700 | - | - | - | - |
| Stock options issued to consultants/employees | - | - | 1,721,742 | - | - | - |
| Legal expenses relating to private placements | - | (75,000) | - | - | - | - |
| Net loss | - | - | - | - | - | (4,035,483) |
| Transfer to contributed surplus (restatement) | - | (264,000) | 264,000 | - | - | - |
| Balance at October 31, 2005 | 64,719,449 | 34,041,087 | 20,404,112 | - | - | (54,520,030) |

**MICROMEM TECHNOLOGIES INC.**
(A DEVELOPMENT STAGE COMPANY)

**CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)**
**(Expressed in United States dollars)**
For the year ended October 31, 2011 (with comparative data)

| | Number of Shares | Share Capital | Contributed Surplus | Deferred Share Compensation | Equity component of Bridge loan | Deficit Accumulated During Development stage |
|---|---|---|---|---|---|---|
| Balance at October 31, 2005 | 64,719,449 | $ 34,041,087 | $ 20,404,112 | $ - | $ - | $ (54,520,030) |
| Exercise of stock options | 3,550,000 | 1,064,980 | - | - | - | - |
| Stock options issued to consultants/employees | - | - | 2,058,560 | - | - | - |
| Private placement of common shares for cash | 150,000 | 75,000 | - | - | - | - |
| Exercise of common share purchase warrants for cash | 771,850 | 485,548 | - | - | - | - |
| Net loss | - | - | - | - | - | (4,058,180) |
| Transfer to contributed surplus (restatement) | - | 1,026,738 | (1,026,738) | - | - | - |
| Balance at October 31, 2006 | 69,191,299 | 36,693,353 | 21,435,934 | - | - | (58,578,210) |
| Exercise of stock options | 1,700,000 | 552,000 | - | - | - | - |
| Transfer from contributed surplus | - | 340,122 | (340,122) | - | - | - |
| Price adjustment on outstanding warrants | - | (1,326,308) | 1,326,308 | - | - | - |
| Stock options issued to consultants/employees | - | - | 86,787 | - | - | - |
| Stock options issued to Directors | - | - | 96,945 | - | - | - |
| Warrants issued to consultants | - | - | 85,484 | - | - | - |
| Exercise of common share purchase warrants for cash | 477,500 | 191,000 | - | - | - | - |
| Private placement of common shares for cash | 1,577,368 | 716,230 | - | - | - | - |
| Net loss | - | - | - | - | - | (2,811,378) |
| Balance at October 31, 2007 | 72,946,167 | 37,166,397 | 22,691,336 | - | - | (61,389,588) |
| Warrants issued to consultants | - | - | 23,814 | - | - | - |
| Private placement of common shares for cash | 4,152,296 | 2,980,031 | - | - | - | - |
| Exercise of stock options | 1,440,000 | 1,010,500 | - | - | - | - |
| Exercise of common share purchase warrants for cash | 3,671,318 | 1,493,527 | - | - | - | - |
| Transfer from contributed surplus for stock options exercised | - | 537,494 | (537,494) | - | - | - |
| Transfer from contributed surplus for warrants exercised | - | 1,411,792 | (1,411,792) | - | - | - |
| Stock options issued to directors/consultants | - | - | 1,017,600 | - | - | - |
| Settlement of accounts payable for common shares. | 30,000 | 59,100 | - | - | - | - |
| Cashless exercise of warrants for common shares | 646,886 | - | - | - | - | - |
| Warrants issued for private placement | - | (330,957) | 330,957 | - | - | - |
| Common shares for services | 50,000 | 52,250 | - | - | - | - |
| Net loss | - | - | - | - | - | (5,416,725) |
| Balance at October 31, 2008 | 82,936,667 | 44,380,134 | 22,114,421 | - | - | (66,806,313) |
| Private placement of units for cash | 4,393,535 | 2,305,215 | 653,627 | - | - | - |
| Exercise of stock options | 1,652,801 | 992,417 | - | - | - | - |
| Transfer from contributed surplus for stock options exercised | - | 573,706 | (573,706) | - | - | - |
| Common shares for services | 200,000 | 173,125 | - | - | - | - |
| Financing cost paid | - | (164,417) | - | - | - | - |
| Stock options issued to directors/consultants | - | - | 1,951,569 | - | - | - |
| Exercise of common share purchase warrants for cash | 200,000 | 234,000 | - | - | - | - |
| Net loss | - | - | - | - | - | (4,310,939) |
| Balance at October 31, 2009 | 89,383,003 | 48,494,180 | 24,145,911 | - | - | (71,117,252) |
| Private placement of units for cash | 5,749,201 | 1,599,658 | 421,393 | - | - | - |
| Common shares for services | 192,307 | 50,000 | - | - | - | - |
| Financing cost paid | - | (39,310) | - | - | - | - |
| Stock options extended to directors/consultants | - | - | 95,038 | - | - | - |
| Warrants extended | - | (1,829) | 1,829 | - | - | - |
| Equity portion of bridge loan | - | - | 233 | - | 5,784 | - |
| Net loss | - | - | - | - | - | (4,674,861) |
| Balance at October 31, 2010 | 95,324,511 | 50,102,699 | 24,664,404 | - | 5,784 | (75,792,113) |
| Private placement of units for cash | 20,825,207 | 2,478,681 | - | - | - | - |
| Financing costs paid | | (32,249) | | | | |
| Stock options issued to directors/staff | - | - | 928,497 | - | - | - |
| Warrants issued for private placement | - | (774,575) | 774,575 | - | - | - |
| Warrants extended | - | - | 293,020 | - | - | (293,020) |
| Modification of bridge loans | - | - | 185,564 | - | - | (185,564) |
| Equity portion of bridge loan | - | - | 5,790 | - | (5,226) | - |
| Net loss | - | - | - | - | - | (2,573,544) |
| Balance at October 31, 2011 | 116,149,718 | 51,774,555 | 26,851,850 | - | 558 | (78,844,241) |

See accompanying notes.

**(Expressed in United States dollars)**

## 1. NATURE OF BUSINESS

Micromem Technologies Inc. ("Micromem" or the "Company") is a corporation incorporated under the laws of the Province of Ontario, Canada. By Articles of Amendment dated January 14, 1999, the Company changed its name from Avanticorp International Inc. to Micromem Technologies Inc. On January 11, 1999, the Company acquired all of the outstanding shares of Pageant Technologies Inc. ("Pageant"), a company subsisting under the laws of Barbados. This acquisition was recorded as a reverse takeover under Canadian generally accepted accounting principles ("Canadian GAAP") which, except as outlined in Note 18, conforms with United States generally accepted accounting principles ("U.S. GAAP").

The Company currently operates as a developer of magnetic sensor technology and applications of this technology. The Company has not generated revenue through October 31, 2011 and is devoting substantially all of its efforts to the development of its technologies. Accordingly, for financial reporting purposes, the Company is a development stage enterprise.

## 2. GOING CONCERN

These consolidated financial statements have been prepared on the "going concern" basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are material uncertainties related to adverse conditions and events that cast significant doubt about the Company's ability to continue as a going concern for a reasonable period of time in future. During the year ended October 31, 2011, the Company incurred a net loss of $2,573,544 (2010: $4,674,861) and, as of that date, the Company has an accumulated deficit of $78,844,241 (2010: $75,792,113), a working capital deficiency of $1,047,228 (2010: $1,459,460) and negative cash flows from operations of $1,453,508 (2010: $1,616,133).

The Company will focus its development effort on existing projects in order to develop commercial applications for these projects and will continue to raise financing for operations as outlined in Notes 11 and 20.

It will be necessary for the Company to raise additional funds for the continued development, testing and commercial exploitation of its technologies. To date, the Company has raised financing through successive unit private placements, through the exercise of common share stock options and through the exercise of common share purchase warrants. It has also secured periodic term loans.

## 2. GOING CONCERN (Cont'd)

In the ensuing fiscal year, the Company anticipates that (i) it will realize initial revenues from commercialization efforts with current strategic development partners, (ii) it will monitor the timing of incurring additional expenses in keeping with its ongoing working capital position, and (iii) it will continue to secure financing in the same manner in which it has raised financing to date.

The consolidated financial statements have been prepared on a going concern basis and do not include any adjustments to the amounts and classifications of the assets and liabilities that might be necessary should the Company be unable to continue in business. If the "going concern" assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments may be material.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian GAAP and are stated in United States dollars. These principles are also in conformity in all material respects with U.S. GAAP (except as disclosed in Note 18). The most significant accounting policies are as follows:

a. Principles of Consolidation:

These consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries:

i. Memtech International Inc., Memtech International (U.S.A.) Inc., Pageant Technologies Inc. and Pageant Technologies (U.S.A.) Inc. and Micromem Holdings (Barbados) Inc. all of which are inactive companies.

ii. On November 10, 2007 the Company incorporated Micromem Applied Sensors Technology, Inc. ("MAST") as a wholly-owned subsidiary domiciled in Delaware. MAST has the primary responsibility for the further development of the Company's technologies in conjunction with various potential strategic development partners.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

iii. On October 30, 2008, the Company incorporated 7070179 Canada Inc. as a wholly- owned subsidiary. On October 31, 2008, the Company assigned its rights, title and interests in certain patents which it previously held directly to 7070179 Canada Inc. in exchange for common shares of this subsidiary.

All intercompany investments, balances and transactions have been eliminated upon consolidation.

b. Use of Estimates:

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates made by the Company include the allowance for doubtful accounts receivable, the valuation of the promissory note receivable, the estimated useful life of property and equipment and patents, the valuation of patents, the valuation of intangible assets, the valuation of deferred development costs incurred, the valuation of bridge loans, the valuation of accrued liabilities and the computation of fair values of stock options and warrants using the Black Scholes option-pricing model.

c. Financial Instruments – Recognition, Measurement, Disclosure and Presentation:

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. All financial assets and financial liabilities, including derivatives, are initially measured in the balance sheet at fair value, except for loans and receivables, investments held-to maturity and other financial liabilities, which are measured at amortized cost. Measurement in subsequent periods depends on whether the financial instrument had been classified as held-for trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

Held-for-trading financial investments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial assets are measured at fair value with revaluation gains and losses included in other comprehensive income until the assets are removed from the balance sheet.

**3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)**

The Company classifies cash and cash equivalents as held-for-trading. Held-for-trading financial assets are measured at fair value with unrealized gains and losses recognized in the Consolidated Statement of Operations. Accounts receivable and promissory note receivable are classified as loans and receivables, and are initially measured at fair value and subsequently at amortized cost using the effective interest rate method. Accounts payable and accrued liabilities and bridge loans are classified as other liabilities, and initially measured at fair value and subsequently at amortized cost using the effective interest rate method.

d. Comprehensive Income:

Section 1530 requires the presentation of comprehensive income, which consists of net income and other comprehensive income ("OCI"). Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. OCI refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. The Company does not currently have any other comprehensive income and accordingly, a statement of comprehensive income has not been presented.

e. Foreign Currency Translation:

The functional and reporting currency of the Company is the United States dollar. The Company's wholly-owned foreign subsidiaries are integrated foreign operations and, therefore, the Company uses the temporal method whereby monetary assets and liabilities are translated into United States dollars at the rate of exchange in effect at the consolidated balance sheet dates and non-monetary assets and liabilities are translated at historical rates. Income and expenses are translated using the three month average rate of exchange per quarter, which rate approximates the rate of exchange prevailing at the transaction dates. Gains or losses resulting from translation are included in the determination of net loss for the period.

f. Cash and Cash Equivalents:

Cash and cash equivalents consist of all bank accounts and all highly liquid investments with original maturities of three months or less at the date of purchase.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

g. Short-Term Investment:

Short-term investment consists of a secured, interest-bearing promissory note with a maturity date, of September 30, 2010 which has been fully reserved due to uncertainty of collection (Note 7).

h. Loan Impairment:

Impaired loans are accounted for at their face amount net of the allowance for loan impairment. When a loan is deemed to be impaired, its carrying amount is reduced to its estimated realizable amount which is measured by discounting the expected future cash flows at the effective interest rate inherent in the loans. The amount initially recognized as an impairment loan, together with any subsequent change, is charged to the allowance as an adjustment. A write-off of the loan will occur when the loan is believed to have no reasonable expectation of collectability.

i. Intangible Assets

Costs for the general development of the Company's sensor technology are expensed unless they meet the criteria for deferral. Expenditures during the development phase are capitalized if the Corporation can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale, (ii) its intention to complete the intangible asset and use or sell it, (iii) its ability to use or sell the intangible asset, (iv) how the intangible asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. Commencing in 2011, the Company determined that these costs met the criteria and, accordingly, these costs have been capitalized and are tested annually for impairment. Amortization is provided on a 7 year straight-line basis.

j. Inventory:

Inventory is valued at the lower of cost and net realizable value, where cost is determined on a first in, first out basis. Net realizable value for parts and materials is replacement cost. The cost of finished goods and work in progress includes parts, materials, labour and an allocation of direct overhead expenses.

The Company has determined that, at October 31, 2011 and 2010, the prototype units that it is developing do not constitute saleable inventory and, accordingly, no inventory balances are reported.

**3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)**

k. Long-lived Assets:

Long-lived assets consist of property and equipment, patents and trademarks, intangible assets, royalty rights and deferred development costs.

The Company initially records the value of the long-lived assets acquired at cost. Such assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment loss is recognized equal to the excess of the carrying value of the assets over their fair value.

l. Property and Equipment:

Property and equipment are recorded at cost and are amortized over their estimated useful lives at the following annual rates and methods:

| | |
|---|---|
| Computers | 30% declining balance basis |
| Office equipment | 30% declining balance basis |

m. Research and Development Costs

Research costs are expensed in the period incurred. Development costs are expensed as incurred unless they meet the criteria for deferral. Expenditures during the development phase are capitalized if the Corporation can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale, (ii) its intention to complete the intangible asset and use or sell it, (iii) its ability to use or sell the intangible asset, (iv) how the intangible asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. Commencing in 2009, the Company determined that its continuing activities related to the development of its sensor technology met the deferral criteria and, accordingly, these costs have been capitalized and are tested annually for recoverability. Development costs will be amortized on an appropriate basis at the time the Company enters commercial production.

Investment tax credits (ITCs) arising from research and development are recognized when their realization is reasonably assured. The ITCs are applied against the related costs and expenditures in the year that they are incurred.

**3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)**

n. Patents

Patents are recorded at cost and are amortized on a straight line basis over their estimated useful lives of 5 years. Effective November 1, 2009, the Company revised the estimated useful life of patents from 10 years to 5 years (Note 10). Patents are recorded net of accumulated amortization with amortization expense capitalized with development cost since the patents are directly related to development.

o. Unit Private Placements:

Until October 31, 2008, the Company had adopted the residual value approach in accounting for the value assigned to the common shares and the warrants which it has made available in a number of Unit private placement financings. Under this residual value approach, the Company assigned 100% of the proceeds from the Unit private placement to the common shares and a nil value to the attached warrants.

In the year ended October 31, 2009 the Company changed the estimates that it used to value the common shares and the warrants included in the Unit private placement financings which it completed in the fiscal year then ended. It assigned a value to the warrants which form part of these Unit private placements, using the relative fair value approach, calculated in accordance with the Black Scholes option pricing model.

p. Stock-based Compensation and Other Stock-based Payments:

The Company applies the fair value based method of accounting for all stock-based payments to employees and non-employees and all direct awards of stocks. Accordingly, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable. Stock-based compensation is charged to operations over the vesting period and the offset is credited to contributed surplus.

Consideration received upon the exercise of stock options and warrants is credited to share capital and the related contributed surplus is transferred to share capital.

The fair value of stock options and warrants is determined by the Black Scholes option- pricing model with assumptions for risk free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and an expected life of the option or warrant issued. The fair value of direct awards of stock is determined by the quoted market price of the Company's stock.

## 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

q. Income Taxes:

The Company accounts for income taxes by the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates and laws that are expected to apply when the asset is realized or the liability settled. To the extent that it is estimated that a future income tax asset will not be realized, a valuation allowance is provided.

r. Earnings or Loss Per Share:

Basic earnings (loss) per share are computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the year. Diluted earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of common shares and potential common shares outstanding during the year. Potential common shares consist of incremental common shares issuable upon the exercise of stock options and warrants using the treasury stock method.

s. Related Party Transactions

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount, which is the consideration established and agreed to by the respective parties.

## 4. FAIR VALUE DISCLOSURES

Effective November 1, 2009, the Canadian Institute of Chartered Accountants (“CICA”) issued an amendment to Handbook Section 3862 to provide improvements to fair value and liquidity risk disclosures. The amendment applies to the Company's fiscal year ending October 31, 2010. This adoption resulted in additional disclosure as provided below.

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments where measurement is required. The fair value of financial instruments approximated their carrying amounts due to the relatively short period to maturity. Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. The measurements are subjective in nature, involve uncertainties and are a matter of significant judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the balance sheet, have been prioritized into three levels of the fair value hierarchy as follows:

Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The Company's financial instruments measured at fair value on the balance sheet consist of cash and cash equivalents. Cash and cash equivalents are measured at level 1 of the fair value hierarchy.

**(Expressed in United States dollars)**

## 5. RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

a. International Financial Reporting Standards (IFRS):

In February 2008, the Accounting Standards Board ("AcSB") confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada. In April, 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, on January 1, 2011. The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for its year ended October 31, 2011, and of the opening balance sheet as at November 1, 2010. The Company is continuing to assess the financial reporting impacts of the adoption of IFRS and, at this time, the impact on future financial position and results of operations is not reasonably determinable or estimable. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required, as well as system changes that may be necessary to gather and process the required information.

## 6. CAPITAL RISK MANAGEMENT

The Company's objective when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company includes equity, comprised of issued capital stock, contributed surplus and deficit, in the definition of capital. The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to further develop and market its technologies and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity and warrants or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the twelve months ended October 31, 2011.

**(Expressed in United States dollars)**

## 7. PROMISSORY NOTE RECEIVABLE

In April 2009, the Company advanced $200,000 to a private company incorporated in New Jersey and a strategic development partner of the Company. On August 1, 2009, the Company and the private company executed a promissory note with respect to the $200,000 advance stipulating the following terms and conditions:

a. Maturity date of September 30, 2010.

b. Interest payable on a quarterly basis in arrears calculated from August 1, 2009 at a rate of 10%. In July 2011, the interest rate on the promissory note increased to 18%.

c. Secured by a first priority security interest over all of the assets of the private company.

At October 31, 2010, the Company recorded a provision to reserve the outstanding principal amount of $200,000 pending resolution of collection efforts.

A continuity schedule of the outstanding promissory note receivable is as below:

| | |
|---|---|
| Original advance of funds, Apri l2009 | 200,000 |
| Interest charged to October 31, 2009 | 5,000 |
| Repayments in 2009 fiscal year | (5,000) |
| Balance outstanding at October 31, 2009 | 200,000 |
| Interest charged to October 31, 2010 | 26,333 |
| Repayments in 2010 fiscal year | (20,000) |
| Balance outstanding at October 31, 2010 before reserve | 206,333 |
| Reserve of balance outstanding at October 31, 2010 | (201,333) |
| Balance outstanding at October 31, 2010 | 5,000 |
| Interest charged to October 31, 2011 | 20,220 |
| Reserve of interest accrued | (20,220) |
| Repayments in 2011 fiscal year | (115,000) |
| Recovery of promissory note receivable | 110,000 |
| Balance outstanding at October 31, 2011 | - |

**(Expressed in United States dollars)**

## 7. PROMISSORY NOTE RECEIVABLE (Cont'd)

The continuity schedule of the promissory note in 2011 is summarized as below:

| | Gross | Net |
|---|---|---|
| Balance outstanding at October 31, 2010 | 206,333 | 5,000 |
| Interested accrued in 2011 | 20,220 | 20,220 |
| Reserved in 2011 | - | (20,220) |
| Repayments in 2011 | (115,000) | (115,000) |
| Recovery of reserved amounts in 2011 | - | 110,000 |
| Balance outstanding at October 31, 2011 | 111,553 | - |

The Company reported net $5,000 of interest income as a receivable at October 31, 2010; the interest income recorded in 2011 has been fully reserved. The Company has recorded interest at a rate of 18% per annum effective July 2011. In 2011 the Company reported $110,000 of income recoveries on the note which was reserved at October 31, 2010.

In March 2011 the Company assigned the promissory note to an officer of the Company to cover outstanding fees owed to that officer. Since the assignment, a total of $80,000 has been repaid by the borrower and these payments have been applied to the balance owing to the officer (Note 14).

The Company continues to negotiate the repayment of the outstanding balance due.

**(Expressed in United States dollars)**

**8. PROPERTY AND EQUIPMENT**

| | 2011 | | |
|---|---|---|---|
| | Cost | Accumulated Amortization | Net Book Value |
| Computers | $ 40,733 | $ 30,532 | $ 10,201 |
| Office Equipment | 25,989 | 25,989 | - |
| | | | |
| Total | $ 66,722 | $ 56,521 | $ 10,201 |

| | 2010 | | |
|---|---|---|---|
| | Cost | Accumulated Amortization | Net Book Value |
| Computers | $ 40,733 | $ 24,047 | $ 16,686 |
| Office Equipment | 25,989 | 25,989 | - |
| | | | |
| Total | $ 66,722 | $ 50,036 | $ 16,686 |

**(Expressed in United States dollars)**

## 9. DEFERRED DEVELOPMENT COSTS

In the year ended October 31, 2011, the Company capitalized costs in the amount of $425,085 (2010: $932,302) relating to the development of its sensor technology for future commercialization. Development costs include directly related consulting fees, materials and third party costs. During 2010, the Company evaluated the recoverability of these capitalized costs and has reflected an impairment reserve of $2,711,392 against future realization of these costs. No impairment reserve was recognized in 2011.

The breakdown of development costs that have been capitalized is as follows:

| | | 2011 | |
|---|---|---|---|
| Projects | 10/31/2010 | Net Additions/ Recoveries | 10/31/2011 |
| Project A | $ 1 | $ - | $ 1 |
| Project B | 1 | - | 1 |
| Project C | 1 | 15,000 | 15,001 |
| Project D | 1 | - | 1 |
| Project E | 221,513 | 251,725 | 473,238 |
| Project F | 1 | - | 1 |
| Project G | 1 | 141,200 | 141,201 |
| Project H | 1 | - | 1 |
| Project I | 1 | - | 1 |
| Project J | - | 17,160 | 17,160 |
| | $ 221,521 | $ 425,085 | $ 646,606 |

Netted in Project E is $75,000 (2010: nil) of amounts received from a strategic development partner. Netted in Project J is $54,600 (2010: nil) of amounts received from a strategic development partner.

**(Expressed in United States dollars)**

**9. DEFERRED DEVELOPMENT COSTS (Cont'd)**

| | 2010 | | | |
|---|---|---|---|---|
| Projects | 10/31/09 | Additions | Impairment reserve | 10/31/10 |
| Project A | $ 337,237 | $ 192,258 | $ (529,494) | $ 1 |
| Project B | 38,683 | 75,960 | (114,642) | 1 |
| Project C | 587,349 | 210,445 | (797,793) | 1 |
| Project D | 750,367 | 46,819 | (797,185) | 1 |
| Project E | 131,033 | 90,480 | - | 221,513 |
| Project F | 155,942 | 23,452 | (179,393) | 1 |
| Project G | - | 19,035 | (19,034) | 1 |
| Project H | - | 242,464 | (242,463) | 1 |
| Project I | - | 31,389 | (31,388) | 1 |
| | $ 2,000,611 | $ 932,302 | $ (2,711,392) | $ 221,521 |

**(Expressed in United States dollars)**

## 10. INTANGIBLE ASSETS AND PATENTS

Intangible assets comprise the costs which the Company has capitalized relating to the technical expertise and know-how that the Company has developed with respect to the commercialization efforts relating to its sensor technology. In 2011, the Company determined that it had sufficiently advanced its expertise and product knowledge relating to the general commercialization efforts for its sensor technology in multiple industry vertical applications. It anticipates that it will realize commercial economic benefits from the exploitation of these intangible assets in future. Accordingly, it reports $135,465 (2010: nil) of intangible assets at October 31, 2011, representing direct costs incurred with respect to such assets.

The Company continues to pursue, protect and expand its patents registered in Canada, the United States and in foreign jurisdictions:

| | | |
|---|---|---|
| Patents, at cost October 31, 2009 | $ | 151,641 |
| Accumulated amortization | | (3,791) |
| Net book value at October 31, 2009 | | 147,850 |
| | | |
| Additions | | 78,653 |
| Amortization | | (24,476) |
| Net book value at October 31, 2010 | | 202,027 |
| | | |
| Additions | | 8,017 |
| Amortization | | (43,333) |
| Write-down | | (129,033) |
| | | |
| Net book value at October 31, 2011 | $ | 37,678 |

Amortization of $43,333 was expensed in 2011. In 2009 amortization of $3,791 and in 2010 amortization of $24,476 was capitalized in deferred development costs.

In the fiscal year ended October 31, 2011, the Company wrote-down the value of its patents by $129,033 which relates to technology the Company has no immediate plans to develop.

## 11. SHARE CAPITAL

a. Authorized and outstanding:

The Company has two classes of shares as follows:

i. Special redeemable voting preference shares, 2,000,000 authorized, none are issued and outstanding.

ii. Common shares without par value – an unlimited number authorized. At October 31, 2011 the Company reports 116,149,718 (2010 - 95,324,511) outstanding common shares.

b. Stock option plan:

The Company has a fixed stock option plan. Under the Company's Stock Option Plan (the "Plan"), the Company may grant options for up to 15,600,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company's shares on the date of grant unless otherwise permitted by applicable securities regulations. An option's maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors' resolution.

A summary of the status of the Company's fixed stock option plan as at October 31, 2011 and changes during the periods ended on those dates is as follows:

| | **Options (000)** | **Weighted Average exercise price** |
|---|---|---|
| Outstanding, October 31, 2007 | 10,325 | .55 |
| Granted | 2,145 | 1.39 |
| Expired | (100) | .72 |
| Exercised | (1,440) | .70 |
| Outstanding, October 31, 2008 | 10,930 | .85 |
| Granted | 1,345 | 1.00 |
| Expired | (600) | 1.14 |
| Exercised | (1,653) | .60 |
| Outstanding, October 31, 2009 and 2010 | 10,022 | .89 |
| Granted | 7,975 | .22 |
| Expired | (6,822) | .80 |
| Exercised | - | - |
| Outstanding, October 31, 2011 | 11,175 | .47 |

**(Expressed in United States dollars)**

**11. SHARE CAPITAL (Cont'd)**

During the year ended October 31, 2011 the Company issued a total of 7,975,000 stock options to officers, directors and employees.

| Date | # Issued | Strike Price | Expiry Date |
|---|---|---|---|
| 12/20/2010 | 375,000 | .55 | 12/20/2012 |
| 4/5/2011 | 125,000 | .35 | 4/5/2016 |
| 10/31/2011 | 7,475,000 | .20 | 10/31/2016 |
| | 7,975,000 | .22 | |

The Company recorded a total expense of $928,497 (2010: $95,038, 2009: $1,951,569) with respect to the issuance of these options, calculated in accordance with the Black Scholes option-pricing model.

During the year ended October 31, 2010, no stock options were issued nor exercised. During the fiscal year ended October 31, 2010 the Company extended by one year 100,000 options which were to expire in November 2009; the exercise price remained unchanged at $0.60 per share. In May 2010, the Company extended by one year the maturity date on 1,927,199 options that had expired in June 2010. The exercise price on these options was unchanged at $0.72 per share. The Company recorded a total expense of $95,038 with respect to the extension of these options, calculated in accordance with the Black Scholes option-pricing model.

The underlying assumption in the Black Scholes model were as follows:

| | 2010 | 2011 |
|---|---|---|
| Expected dividends | - | - |
| Volatility factor | 59%-71% | 90%-95% |
| Risk free interest rate | .6% | 1.62% -2.55% |
| Weighted average expected life | 1 year | 2 – 5 years |

**(Expressed in United States dollars)**

## 11. SHARE CAPITAL (Cont'd)

No cash proceeds were realized during the year ended October 31, 2011 by the Company as the result of options exercised by officers and directors and staff (2010: nil).

The current stock compensation expense as reflected in the financial statements is summarized as:

| Quarter Ending | 2009 | 2010 | 2011 |
|---|---|---|---|
| January 31 | 355,117 | - | 33,735 |
| April 30 | 342,000 | 30,385 | 12,426 |
| July 31 | 342,000 | 64,653 | - |
| October 31 | 912,452 | - | 882,336 |
| | 1,951,569 | 95,038 | 928,497 |

The following table summarizes information about stock options outstanding as at October 31, 2011:

| *Options Outstanding* | | | *Options exercisable* | | |
|---|---|---|---|---|---|
| Actual exercise price $ | Number outstanding | Weighted average remaining contractual life (in years) | Weighted Average exercise price $ | Number Exercisable | Weighted Average exercise price $ |
| 0.36 | 350,000 | .5 years | 0.36 | 350,000 | 0.36 |
| 0.60 | 190,000 | 0.9 years | 0.60 | 190,000 | 0.60 |
| 0.55 | 315,000 | 1.1 years | 0.55 | 315,000 | 0.55 |
| 1.01 | 325,000 | 1.3 years | 1.01 | 325,000 | 1.01 |
| 1.12 | 10,000 | 1.4 years | 1.12 | 10,000 | 1.12 |
| 1.50 | 1,100,000 | 1.8 years | 1.50 | 1,100,000 | 1.50 |
| 1.00 | 1,285,000 | 2.8 years | 1.00 | 1,285,000 | 1.00 |
| 0.35 | 125,000 | 4.4 years | 0.35 | 125,000 | 0.35 |
| 0.20 | 7,475,000 | 5.0 years | 0.20 | 7,475,000 | 0.20 |
| TOTAL | 11,175,000 | | 0.47 | 11,175,000 | 0.47 |

**(Expressed in United States dollars)**

**11. SHARE CAPITAL (Cont'd)**

c. Loss per share

The diluted loss per share gives effect to the exercise of any option or warrant for which the exercise price is lower than the average market price during the year using the treasury stock method. The inclusion of the Company's stock options, convertible debt and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and they are therefore excluded from the computation. Consequently, there is no difference between basic loss per share and diluted loss per share.

d. Private Placements

i. In 2011 the Company completed a series of private placement financings with investors pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received gross proceeds of $2,478,681 and issued a total of 20,825,207 common shares.

20,825,207 common share purchase warrants with an average price of $0.14 were attached to the private placements completed during 2011. All warrants issued in 2011 have a 12 month term from issue date.

ii. In 2010 the Company completed a series of private placement financings with investors pursuant to prospectus and registration exemptions set forth in applicable securities laws. The Company received gross subscription proceeds of $2,021,051 and issued a total of 5,749,201 common shares.

5,749,201 common share purchase warrants with a weighted average price of $0.46 were attached to the private placements completed during 2010. All warrants issued in 2010 have a 12 month term from issue date.

iii. In 2011 the Company extended the expiry date on certain common share purchase warrants issued previously, as below:

**(Expressed in United States dollars)**

**11. SHARE CAPITAL (Cont'd)**

| Date of Issue | # of Warrants | Strike Price $ | Extended Expiry Date |
|---|---|---|---|
| May 14, 2009 | 429,686 | 1.20 | May 14, 2012 |
| November 11, 2009 | 123,276 | 0.75 | May 11, 2012 |
| December 14, 2009 | 600,000 | 0.76 | June 14, 2012 |
| December 16, 2009 | 815,000 | 0.56 | June 16, 2012 |
| January 15, 2010 | 341,000 | 0.55 | June 15, 2011 |
| January 15, 2010 | 25,000 | 0.55 | July 15, 2012 |
| January 26, 2010 | 300,000 | 0.55 | July 26, 2012 |
| February 1, 2010 | 111,111 | 0.56 | August 1, 2012 |
| February 12, 2010 | 133,333 | 0.56 | August 12, 2012 |
| May 25, 2010 | 765,188 | 0.41 | May 25, 2012 |
| June 15, 2010 | 339,838 | 0.40 | June 15, 2012 |
| July 12, 2010 | 312,500 | 0.39 | July 12, 2012 |
| July 23, 2010 | 312,500 | 0.40 | July 23, 2012 |
| August 30, 2010 | 200,000 | 0.28 | August 26, 2012 |
| October 15, 2010 | 1,325,000 | 0.24 | October 15, 2012 |
| November 5, 2010 | 500,000 | 0.22 | November 5, 2012 |
| November 30, 2010 | 400,000 | 0.22 | November 30, 2012 |
| December 17, 2010 | 20,000 | 0.20 | December 17, 2012 |
| December 20, 2010 | 300,000 | 0.22 | December 20, 2012 |
| January 4, 2011 | 250,000 | 0.20 | January 4, 2013 |
| January 31, 2011 | 325,000 | 0.22 | January 31, 2013 |
| | 7,928,432 | | |

In each case the Company calculated the charge associated with the extensions of these warrants in accordance with the Black Scholes option-pricing model and reported a total charge to retained earnings and an offsetting charge to contributed surplus of $293,020 with respect to these extensions.

**(Expressed in United States dollars)**

## 11. SHARE CAPITAL (Cont'd)

e. Bridge Loans:

i. On March 31, 2010 the Company secured a 180 day convertible bridge loan ("Loan 1") from an arm's length investor in the amount of CDN $250,000. The interest rate on the loan was established at 4% per month (effective interest rate – 48%). The principal and interest of the loan was convertible at $0.55 per share at the holder option. The Company provided 12,500 common share purchase warrants to acquire common shares at a strike price of $0.50 per share. As a result, net proceeds of $220 were allocated to warrants. The loan was originally due in October 2010. At October 31, 2010, the note remained outstanding and interest was accrued at the stated rate of 4% per month compounded monthly. On December 17, 2010, the Company renegotiated the loan, extending the terms to June 17, 2011 and bearing interest at 2% per month compounded monthly. An additional 20,000 common share purchase warrants were issued in conjunction with the renegotiation. No value was assigned to these warrants as their value was nominal. The conversion feature for this loan was reduced from $0.55 to $0.20. As a result of the change in conversion value of $158,567 was recorded to retained earnings with an offsetting charge to contributed surplus to reflect the value of the more favourable conversion feature.

On July 17, 2011 the Company renegotiated the loan, extending the terms to October 17, 2011 and bearing interest at 2% per month compounded monthly. An additional 20,000 common share purchase warrants were issued in conjunction with the renegotiation. No value was assigned to these warrants as their value was nominal. The conversion feature of this loan remained unchanged at $0.20. This loan was repaid in October 2011.

ii. On August 30, 2010 the Company secured a 180 day convertible bridge loan ("Loan 2") from an arms' length investor in the amount of CDN $200,000. The interest rate on the loan was established at 2% per month (effective interest rate – 25%). The principal and interest of the loan was convertible at $0.40 per share at the holder's option. The Company provided 7,500 common share purchase warrants to acquire common shares at a strike price of $0.40 per share. As a result, net proceeds of $14 was allocated to warrants. This loan was repaid in February 2011.

**(Expressed in United States dollars)**

**11. SHARE CAPITAL (Cont'd)**

iii. On March 4, 2011 the Company secured a 180 day convertible bridge loan ("Loan 3") from an arms' length investor in the amount of CDN $100,000. The interest rate on the loan was established at 2% per month (effective interest rate – 26%). The principal and interest of the loan was convertible at $0.21 per share at the holder's option. The Company provided 5,000 common share purchase warrants to acquire common shares at a strike price of $0.21 per share. As a result, net proceeds of $6 were allocated to warrants. The loan was originally due September 4, 2011. The loan was renegotiated and extended for an additional 90 days. The conversion price was revised to $0.15 per share at the holder's option. As a result of the change in conversion, a value of $26,997 was recorded to retained earnings with an offsetting charge to contributed surplus to reflect the value of the more favourable conversion feature. All other terms remain the same. This loan was repaid subsequent to year end (Note 20).

iv. On February 25, 2011 the Company secured a 30 day convertible bridge loan ("Loan 4") from an arms' length investor in the amount of CDN $250,000. The interest rate on the loan was established at 2% per month (effective interest rate – 27%). The principal and interest of the loan was convertible at $0.21 per share at the holder's option. The Company provided 10,000 common share purchase warrants to acquire common shares at a strike price of $0.21 per share. No value was assigned to the warrants as the amount was nominal. In the quarter ended July 31, 2011, the principal and interest were repaid.

v. On March 22, 2011 the Company secured a short term loan ("Loan 5") from a director of the Company in the amount of CDN $100,000. The interest rate on the loan was established at 2% per month (effective interest rate – 25%). In the quarter ended July 31, 2011, the principal and interest were repaid.

The outstanding bridge loans at October 31, 2010 are summarized as below:

| | Loan 1 | Loan 2 | Total Loan |
|---|---|---|---|
| Principal | $ 249,176 | $ 188,600 | $ 437,776 |
| Interest Accrued | 67,686 | 7,689 | 75,375 |
| Accretion Expense | 4,986 | 429 | 5,415 |
| Equity portion of bridge loan – conversion | (4,766) | (1,018) | (5,784) |
| Equity portion of bridge loan – future warrants | (220) | (14) | (234) |
| Balance at October 31, 2010 | $ 316,862 | $ 195,686 | $ 512,548 |

**(Expressed in United States dollars)**

## 11. SHARE CAPITAL (Cont'd)

The outstanding bridge loans at October 31, 2011 are summarized as below:

| | Loan 1 | Loan 2 | Loan 3 | Loan 4 | Loan 5 | Total |
|---|---|---|---|---|---|---|
| Principal | 249,176 | 188,600 | 102,940 | 254,875 | 138,998 | 934,589 |
| Interest accrued | 160,402 | 23,898 | 16,162 | 12,065 | 2,769 | 215,296 |
| Accretion expense | 4,986 | 1,032 | 564 | - | - | 6,582 |
| Equity portion of bridge loan - conversion | (4,766) | (1,018) | (558) | - | - | (6,342) |
| Equity portion of bridge loan - future warrants | (220) | (14) | (6) | | - | (240) |
| Payments | (409,578) | (212,498) | (12,319) | (266,940) | (141,767) | (1,043,102) |
| | | | | | | |
| Balance at October 31, 2011 | - | - | 106,783 | - | - | 106,783 |
| | | | | | | |
| Warrants issued | | | | | | |
| 2010 | 12,500 | 7,500 | - | - | - | 20,000 |
| 2011 | 40,000 | - | 5,000 | 10,000 | - | 55,000 |
| | 52,500 | 7,500 | 5,000 | 10,000 | - | 75,000 |

vi. The fair value of the warrants issued with respect to the bridge loans was estimated using the Black Scholes option-pricing model with the following assumptions:

| | 2010 Loans | 2011 Loans |
|---|---|---|
| Expected dividends | - | - |
| Volatility factor | 47% – 54% | 111% - 112% |
| Risk-free interest rate | .6%-1.06% | 1.33% - 1.38% |
| Weighted average expected life | 6 months | 6 months - 1 year |

**(Expressed in United States dollars)**

**11. SHARE CAPITAL (Cont'd)**

f. Warrants:

A summary of the outstanding common share purchase warrants as of the Company's fiscal year-ends and the changes during the periods are as follows:

| | Warrants | Weighted average exercise price | | Proceeds Realized |
|---|---|---|---|---|
| Balance outstanding at October 31, 2008 | 637,128 | $1.04 | | |
| Exercised | (200,000) | $1.17 | $ | 234,000 |
| Expired | (826,108) | $1.10 | | - |
| Granted | 3,805,845 | $0.86 | | - |
| Balance outstanding at October 31, 2009 | 3,416,865 | $0.82 | | |
| Exercised | - | - | | - |
| Expired | (2,987,181) | $0.76 | | - |
| Granted | 5,769,201 | $0.46 | | - |
| Balance at October 31, 2010 | 6,198,885 | $0.51 | | |
| Exercised | - | - | | - |
| Expired | (406,455) | $0.54 | | - |
| Granted | 20,880,207 | $0.14 | | - |
| Balance at October 31, 2011 | 26,672,637 | $0.23 | | |

g. Settlement of Accounts Payable:

In September 2010 the Company settled certain accounts payable outstanding with a supplier by issuing 192,307 common shares valued at $50,000.

**(Expressed in United States dollars)**

## 11. SHARE CAPITAL (Cont'd)

h. Shares Issued Under Service Contract:

In September 2008 the Company entered into a 12 month contract with an arm's length contractor. Under the terms of the contract the Company committed to a monthly cash payment of $13,500. As additional consideration the Company agreed to issue 25,000 common shares per month for a total of 300,000 common shares over the term of the contract. The Company renegotiated the contract effective in May 2009 thereby reducing the required monthly cash payment to $7,500 and the monthly common share issuance to 12,500 shares. In total, the Company issued 250,000 common shares under the terms of the contract and recorded a non-cash expense of $225,375 reflecting the respective market price of the shares at the issue dates. The contract was not renewed in September 2009.

## 12. CONTRIBUTED SURPLUS

| | | |
|---|---|---|
| Balance at October 31, 2008 | $ | 22,114,421 |
| Stock compensation expense relating to stock options issued | | 1,951,569 |
| Stock options exercised | | (573,706) |
| Common share purchase warrants issued | | 653,627 |
| Balance at October 31, 2009 | $ | 24,145,911 |
| Common share purchase warrants issued | | 423,455 |
| Stock compensation expense relating to stock options extended | | 95,038 |
| Balance at October 31, 2010 | $ | 24,664,404 |
| Stock compensation expense relating to stock options issued | | 928,497 |
| Common share purchase warrants: | | |
| (a) Issued | | 774,575 |
| (b) Extended | | 293,020 |
| Expense relating to equity portion of bridge loan | | 5,790 |
| Modification of conversion feature of bridge loans | | 185,564 |
| Balance at October 31, 2011 | $ | 26,851,850 |

**(Expressed in United States dollars)**

## 12. CONTRIBUTED SURPLUS (Cont'd)

The Company has calculated the charges to contributed surplus as presented above using the Black Scholes option pricing model.

The components of contributed surplus as reported at October 31st include:

| | | 2011 | | 2010 | | 2009 |
|---|---|---|---|---|---|---|
| Amount relating to loan forgiveness at inception of the Company | $ | 544,891 | $ | 544,891 | $ | 544,891 |
| Stock options compensation related | | 23,530,672 | | 22,602,176 | | 22,507,138 |
| Common share purchase warrants | | 2,584,933 | | 1,517,337 | | 1,093,882 |
| Bridge loan related | | 191,354 | | - | | - |
| | $ | 26,851,850 | $ | 24,664,404 | $ | 24,145,911 |

## 13. INCOME TAXES

a. The Company has non-capital losses of approximately $17.6 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As of October 31, 2011 the tax losses expire as follows:

| | | **Canada** | | **Other Foreign** | | **Total** |
|---|---|---|---|---|---|---|
| 2014 | | 1,026,401 | | - | | 1,026,401 |
| 2015 | | 3,232,477 | | - | | 3,232,477 |
| 2022 | | - | | 7,301 | | 7,301 |
| 2023 | | - | | 9,667 | | 9,667 |
| 2025 | | - | | 14,471 | | 14,471 |
| 2026 | | 2,418,255 | | 5,245 | | 2,423,509 |
| 2027 | | 2,033,562 | | 3,459 | | 2,037,021 |
| 2028 | | 10,548 | | 55,519 | | 66,067 |
| 2029 | | 2,084,132 | | 463,610 | | 2,547,742 |
| 2030 | | 2,812,037 | | 1,471,700 | | 4,283,737 |
| 2031 | | 1,552,679 | | 421,724 | | 1,974,402 |
| | $ | 15,170,091 | $ | 2,452,705 | $ | 17,622,796 |

In addition the Company has available capital loss carry forwards of approximately $1.6 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. These losses carry forward indefinitely.

**(Expressed in United States dollars)**

**13. INCOME TAXES (Cont'd)**

b. Future income taxes reflect the net tax effect of temporary differences between carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future tax assets and liabilities are as follows:

| | 10/31/11 | 10/31/10 | 10/31/09 |
|---|---|---|---|
| Non-capital losses and other | $ 4,959,149 | $ 4,104,904 | $ 4,122,566 |
| Capital losses | 210,319 | 204,815 | 224,036 |
| Property and equipment, intangible assets and deferred development costs | 1,898,201 | 1,911,952 | 1,562,648 |
| Share issue costs | 28,788 | 32,525 | 38,145 |
| | | | |
| | 7,096,457 | 6,254,196 | 5,947,395 |
| Valuation allowance | (7,096,457) | (6,254,196) | (5,947,395) |
| | $ - | $ - | $ - |

**(Expressed in United States dollars)**

## 13. INCOME TAXES (Cont'd)

c. The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is as follows:

| | | 2011 | | 2010 | | 2009 |
|---|---|---|---|---|---|---|
| Loss before income taxes | $ | (2,572,339) | $ | (4,665,353) | $ | (4,310,939) |
| Statutory rate | | 28.53% | | 31.49% | | 33.00% |
| Expected income tax recovery | | (733,888) | | (1,469,267) | | (1,422,610) |
| Effect on income taxes of unrecognized future income tax assets relating to deductible temporary differences on: | | | | | | |
| Non-deductible expenses and other items | | 266,071 | | 34,860 | | 667,939 |
| Expiry of non-capital losses | | - | | 312,428 | | - |
| Share issue costs and other | | (8,062) | | (9,827) | | (47,681) |
| Future tax assets not recognized in prior years | | - | | (2,568) | | (2,094,503) |
| Effect of exchange rate on future tax assets carried forward from previous years | | (183,451) | | (300,585) | | |
| Change in future income tax rates and other | | (181,726) | | 1,137,666 | | - |
| Change in valuation allowance | | 842,261 | | 306,801 | | 2,896,855 |
| | $ | 1,205 | $ | 9,508 | $ | - |

**(Expressed in United States dollars)**

## 14. MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

a. Chairman:

On May 29, 2005, the Company entered into a new employment agreement with the Chairman for a period from January 1, 2005 through September 30, 2009. In 2009, the Company extended the agreement to December 31, 2010. Under the terms of the agreement, the Chairman was retained to provide certain management services to the Company. The Company agreed to provide compensation based on a percentage of the increase of the market capitalization on a year-over year basis commencing as of December 31, 2005 subject to a minimum annual compensation amount of $150,000 Canadian funds. At the Company's option it can pay cash or issue common shares as compensation providing that the cumulative maximum number of shares that it can issue under the agreement is two million common shares. The Company determined that the compensation expense in fiscal 2010 was $150,000 Canadian funds ($143,877 U.S. funds at average exchange rates) under this agreement (2009: $150,000 Canadian funds or $129,149 U.S. funds). In January 2011, the Board of Directors extended the Chairman's contract on a month to month basis reflecting the minimal annual compensation amount of $150,000 Canadian funds.

In 2011 the Chairman was awarded a total of 1 million options at a strike price of $.20 per common share (2010: no options were awarded).

The total compensation paid to the Chairman during the year is summarized as follows:

| | Cash Compensation | Stock Option Expense |
|---|---|---|
| 2011 | $ 152,326 | $ 118,038 |
| 2010 | 143,877 | - |
| 2009 | 129,149 | 101,760 |

In August 2011 the Chairman converted $112,500 of compensation received under the contract to a Unit private placement. Each Unit consisted of one common share and one common share purchase warrant. A total of 703,125 Units were issued under the private placement.

**(Expressed in United States dollars)**

**14. MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont'd)**

In 2011 the Chairman extended a bridge loan to the Company in the amount of $100,000. The interest rate on the loan was established at 2% per month (effective interest rate – 25%). In the quarter ended July 31, 2011, the principal and interest were repaid.

b. Management and consulting fees:

Included in professional fees as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties during the fiscal years ending October 31, 2009 - 2011 is as follows:

| | Cash Compensation | Stock Option Expense |
|---|---|---|
| 2011 | $ 647,132 | $ 590,191 |
| 2010 | $ 621,223 | $ 64,653 |
| 2009 | $ 625,576 | $ 407,040 |

The Stock Option Expense in 2010 as listed above relates to the extension of 1,927,199 stock options.

In 2011 the Company assigned the promissory note receivable (Note 7) to an officer of the Company in conjunction with outstanding and unpaid fees due to that officer. During 2011, a total of $80,000 received from the borrower was paid directly to that officer under the assignment agreement. At October 31, 2011 the gross amount of principal and interest outstanding from the borrower is $111,553 which amount is fully reserved by the Company. The balance owing to the officer of the Company at October 31, 2011 is $102,512.

The above-noted compensation has been included in the Consolidated Statements of Operations, and Deficit under the caption Professional, Other fees and Salaries, which total amount reported includes:

| | | 2011 | | 2010 | | 2009 |
|---|---|---|---|---|---|---|
| Professional and other fees | $ | 640,349 | $ | 750,482 | $ | 845,533 |
| Salaries and wages | | 424,306 | | 499,886 | | 443,858 |
| Stock compensation expense | | 928,497 | | 95,038 | | 1,951,569 |
| | $ | 1,993,152 | $ | 1,345,406 | $ | 3,240,960 |

**(Expressed in United States dollars)**

## 14. MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont'd)

c. Cost sharing agreements:

The Company has entered into cost sharing arrangements with companies where certain senior officers and directors exercise significant influence. These transactions, which were measured at the exchange amount on the date of the transaction, relate to salaries, rent and other expenses.

The net expenses reported by the Company in these expense categories are summarized as follows:

| | Rent | Salaries | Other | Total |
|---|---|---|---|---|
| 2011 | $ 55,800 | $ 424,306 | $ 11,482 | $ 491,588 |
| 2010 | 27,610 | 499,886 | 13,112 | 540,608 |
| 2009 | 17,177 | 289,897 | 11,541 | 318,615 |

In 2011 the gross amount of these expenses was $571,345 and the Company re-billed $79,760 of these costs to these related companies. At October 31, 2011 the Company reports $64,869 of balances due from such parties for these expenses and has reserved this amount due to uncertainty of collection.

## 15. COMMITMENTS

a. License Agreement:

In June 2005, the Company signed a license agreement ("the License Agreement") with the University of Toronto ("UofT") and the Ontario Centres of Excellence (including MMO and CITO) (collectively "OCE") whereby:

- OCE released the Company and the University from the commercialization obligations set forth in all prior research collaboration agreements.
- The Company acquired exclusive worldwide rights to the technology and patent rights related to the MRAM technology developed at the UofT.

**15. COMMITMENTS (Cont'd)**

- The Company has agreed to royalties and payments under the terms of the License Agreement as follows:

- In consideration for the rights and licenses granted, the Company has agreed to pay to the UofT:

  i. 4% of net sales until such time as the UofT has received from the Company an aggregate amount of five hundred thousand Canadian dollars (CDN$500,000);

  ii. 1% of net sales thereafter.

- If the Company sublicenses any rights granted herein to any non-affiliate:

  i. in combination or association with the Company's intellectual property, the UofT shall receive 10% of any net fees and/or net royalties that shall be received by the Company in respect of any licenses involving both the rights granted and such Micromem intellectual property;

  ii. For all other sublicenses of the rights granted to any non-affiliate, the UofT shall receive 20% of any net fees and/or net royalties that may be received by the Company in respect of such sublicenses.

  iii. Net fees and/or net royalties shall be received from the Company until such time as the UofT has received from the Company an aggregate amount of five hundred thousand Canadian dollars (CDN$500,000); thereafter the Company shall pay half of the amounts as otherwise noted above.

- At any point after which the Company has paid the UofT five hundred thousand Canadian dollars (CDN$500,000), the Company may at its option buy out the obligation to pay royalties under the License Agreement by paying to the UofT a single lump sum payment equaling the greater of five hundred thousand Canadian dollars (CDN$500,000) and an amount equal to the total amount of royalties paid by the Company to the UofT in the preceding twenty-four months. The Company shall be entitled to exercise such option by providing written notice to the UofT along with the required payment, after which time the Company's obligation to pay royalties as otherwise calculated shall be waived by the UofT.

**(Expressed in United States dollars)**

**15. COMMITMENTS (Cont'd)**

- As a condition to entering the License Agreement the Company agreed to a research agreement with a funding commitment of five hundred thousand Canadian dollars (CDN $500,000), to continue the further research and development of the inventions and the Company's intellectual property. In August 2005, the Company made an initial payment of CDN $250,000 (approximately $200,000 U.S. funds at the then prevailing exchange rates) and, in November 2005, the Company made the second payment of CDN $250,000 (approximately $200,000 U.S. funds at the then prevailing exchange rates) under the terms of this research agreement.

b. Operating Leases:

The Company entered into a 12 month lease commitment with respect to its head office. The lease extends through December 31, 2012 and stipulates a monthly lease obligation of $4,690 plus the proportionate cost of operating costs and taxes.

c. Employment and Consulting Contracts:

The Company entered into an employment agreement with the Chairman through December 31, 2010 as outlined in Note 14 (a) which stipulated an annual minimum obligation of $150,000 Canadian funds ($152,326 U.S. at average exchange rates). In 2011, this contract was extended on a month to month basis. The Company reported $152,326 of compensation expense with respect to this employment agreement in 2011 (2010: $143,877).

In May 2008 the Company entered into two year agreements with the President and the Chief Financial Officer and a three year agreement with the President of the Company's subsidiary, MAST. In May 2010 the agreements with the President and the Chief Financial Officer were continued on a month to month basis on the same terms. In May 2011 the agreement with the President of MAST were continued on a month-to-month basis on the same terms.

These agreements stipulate minimum cash compensation obligations as below:

| | | |
|---|---|---|
| President | $13,333 | Canadian funds per month |
| Chief Financial Officer | $12,500 | Canadian funds per month |
| President – MAST | $15,000 | U.S. funds per month |

**(Expressed in United States dollars)**

**15. COMMITMENTS (Cont'd)**

d. Supplier Commitments:

In 2008, the Company entered into an agreement with a supplier which provides industrial foundry services whereby the Company has committed to pay up to $1 million for production services to be provided through 2009. The Company paid $370,000 to this supplier in 2008, and an additional $400,000 in 2009 under the terms of this agreement. No additional expenditure under the terms of this agreement are currently contemplated. In January 2009, the Company received $250,000 of insurance proceeds with respect to a shipment of sample prototype boards that were damaged in transit from the supplier to a sub- contractor. These proceeds have been recorded in the accounts as a reduction of development costs capitalized in 2009.

In July 2009, the Company executed a purchase order for approximately $1 million of services to be provided by a supplier between July 2009 – April 2010. This purchase order was cancelled in October 2010. At October 31, 2010, the Company has paid a total of $348,000 to the supplier and reflects $25,000 in outstanding accounts payable in respect of these working arrangements. The Company reports a recovery of $75,896 (2010: $106,007) in the statement of operations and deficit with respect to these costs which were previously expensed.

## 16. CONTINGENCIES

The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company's by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

Certain interests under an agreement with a third party reverted to that third party on March 9, 2004. On this basis, to the extent that future revenues are generated by the Company relating directly and specifically to the Vemram Patents, the Company is obligated to pay the third party 32% of the gross profit realized less expenses agreed to by the parties and 32% of any unit royalties realized less direct expenses.

## 17. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

a. Fair values

The fair values for all financial assets and financial liabilities approximate their carrying values due to their short-term nature.

b. Foreign currency balances

The consolidated financial statements include balances that are denominated in Canadian dollars as follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Cash and cash equivalents | $ 20,238 | $ 4,681 | $ 90,307 |
| Deposits and other receivables | 21,467 | 89,238 | 83,486 |
| Accounts payable and accrued liabilities | 496,597 | 1,063,456 | 450,342 |
| Bridge Loans | 103,733 | 450,000 | - |

## 17. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont'd)

c. Financial Risk Management

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including foreign exchange risk and interest rate risk) and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

Market Risk:

i. Foreign Exchange Risk:

The Company currently incurs expenses in Canadian dollars. The total monetary financial instruments are in net liabilities position. The management monitors the Canadian net liability position on a periodic basis throughout the course of the year and adjusts the total net monetary liability balance accordingly.

A 10% strengthening of the US dollars against Canadian dollars would have increased the net equity by $55,862 (2010 – $86,395) due to a reduction in the value of net liability balance. A 10% weakening of the US dollar against Canadian dollar at October 31, 2011 would have had the equal but opposite effect.

ii. Interest Rate Risk:

Cash flow interest rate risk is the risk that the future cash flow of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company's cash and cash equivalents, and promissory note receivable earn interest at market rates. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest may have an impact on the Company's results of operations.

The Company is exposed to interest price risk on its interest bearing bridge loans as the interest rate is fixed.

**17. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (Cont'd)**

Liquidity Risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures.

All financial liabilities are due within 1 year from the balance sheet at October 31, 2011.

Credit Risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company's cash and cash equivalents, deposit and other receivables. The carrying amount of financial assets represents maximum credit exposure.

As at October 31, 2011, the Company reports a working capital deficiency of $1,047,228 and has certain financial commitments (Note 15), the majority of which are due within one year. It must continue to raise financing in order to meet its current obligations.

**18. RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("CANADIAN GAAP") AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("U.S. GAAP")**

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Company, conforms in all material respects with U.S. GAAP except for the accounting for development costs, intangible assets, prior valuations of Unit private placements, warrant modification and modification of conversion feature of bridge loans. These are discussed below:

a. Development costs:

Under U.S. GAAP, all development costs are expensed as incurred. Under Canadian GAAP, development costs that meet criteria for deferral are capitalized.

**18. RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("CANADIAN GAAP") AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("U.S. GAAP") (Cont'd)**

b. Intangible assets:

Under U.S. GAAP, intangible asset costs relating to technology are generally expensed as they do not meet capitalization criteria. Under Canadian GAAP, intangible asset costs that meet criteria for deferral are capitalized.

c. Valuation of Unit private placements:

During the year ended October 31, 2009, the Company, for Canadian GAAP purposes, started estimating the value of common shares and the warrants included in the Unit private placement financings using relative fair value method. It assigned a value to the warrants which formed part of these Unit private placements calculated in accordance with the Black Scholes option pricing model.

Under U.S. GAAP, the valuation of the shares and warrants have always been determined using the relative fair value approach. The above difference has no effect on aggregate shareholders' equity.

d. Warrant modification:

The warrants that were modified were initially classified as a component of stockholders' equity. At the modification date, the fair value of the warrants was calculated immediately before and after the modification. Under U.S. GAAP this amount has been recorded as an increase to paid in capital, and a decrease to retained earnings. This is considered a benefit to the warrant holders at the expense of the general common shareholders. As such, it is a "deemed dividend" under U.S. GAAP and included in the determination of net loss applicable to common stockholders. Under Canadian GAAP this cost is included below net loss in the determination of shareholders' equity.

e. Modification of the conversion feature of bridge loans:

During the year, certain convertible debt arrangements were modified, Loans 1 and 3. In accordance with ASC 470-50-40-10 "Debt Modification and Extinguishments", the removal and addition of conversion features automatically indicate that the modification of the debt was substantial, and should be treated as an extinguishment, and an issuance of new debt. To the extent that the carrying value of the extinguished instruments is different, a gain or loss would be recognized. The carrying value of the extinguished debt instruments was not materially different from the modified debt instrument; as such no gain or loss was recorded.

**(Expressed in United States dollars)**

**18. RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("CANADIAN GAAP") AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("U.S. GAAP") (Cont'd)**

Hence, there was no difference between Canadian and U.S. GAAP. Under Canadian GAAP guidance, Loan 1 was treated as an extinguishment and an issuance of new debt, however the carrying value of the extinguished debt instrument was not materially different from the original carrying value, as such no gain or loss was recorded. Under Canadian GAAP guidance, Loan 3 did not meet the criteria for extinguishment and an issuance of new debt as such it is treated as a renegotiation of debt and all previously determined adjustments of the original debt are maintained.

The conversion feature change with regards to the debt must be analyzed to determine if it should be separated from the debt host contract. Per U.S. GAAP guidance, regarding Loan 1 and Loan 3, the conversion feature is not an embedded derivative that requires separation. These loans were also analyzed to determine if a beneficial conversion feature exists that must be accounted for separately. It was determined that no beneficial conversion feature exists on these loans under U.S. GAAP. Under Canadian GAAP a value of $185,564 was recorded to retained earnings with an offsetting charge to contributed surplus to reflect the value of the more favourable conversion features (Note 11 (e)).

f. A reconciliation between Canadian and U.S. GAAP in these financial statements is as follows:

| | | 2011 | | | 2010 | | |
|---|---|---|---|---|---|---|---|
| Balance sheet | | Balance Canadian GAAP | Adjustment | Balance US GAAP | Balance Canadian GAAP | Adjustment | Balance US GAAP |
| Current assets | | $ 76,396 | | $ 76,396 | $ 128,102 | | $ 128,102 |
| Property and equipment | | 10,201 | | 10,201 | 16,686 | | 16,686 |
| Deferred development costs | a | 646,606 | (646,606) | - | 221,521 | (221,521) | - |
| Intangible asset | b | 135,465 | (135,465) | - | - | | - |
| Patents | | 37,678 | - | 37,678 | 202,027 | - | 202,027 |
| | | $ 906,346 | $ (782,071) | $ 124,275 | $ 568,336 | $ (221,521) | $ 346,815 |
| Accounts payable and accrued liabilities | | $ 1,016,841 | | $ 1,016,841 | $ 1,075,014 | | $ 1,075,014 |
| Bridge loans | | 106,783 | | 106,783 | 512,548 | | 512,548 |
| | | 1,123,624 | - | 1,123,624 | 1,587,562 | - | 1,587,562 |
| Share capital | c | 51,774,555 | (400,659) | 51,373,896 | 50,102,699 | 400,659 | 50,503,358 |
| Equity component of bridge loans | | 558 | | 558 | 5,784 | | 5,784 |
| Contributed surplus | c,e | 26,851,850 | 215,095 | 27,066,945 | 24,664,404 | (400,659) | 24,263,745 |
| Deficit | a,b,e | (78,844,241) | (596,507) | (79,440,748) | (75,792,113) | (221,521) | (76,013,634) |
| | | $ 906,346 | $ (782,071) | $ 124,275 | $ 568,336 | $ (221,521) | $ 346,815 |

**(Expressed in United States dollars)**

**18. RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("CANADIAN GAAP") AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("U.S. GAAP") (Cont'd)**

| Loss for the period | | 2011 | 2010 | 2009 |
|---|---|---|---|---|
| Net loss for the period - Canadian GAAP | | $ (2,573,544) | $ (4,674,861) | $ (4,310,939) |
| Add back: Write-off in the current year of prior year cost | | - | 1,869,578 | - |
| Development cost expensed per U.S. GAAP | a | (425,085) | (90,488) | (2,000,611) |
| Intangible assets expensed per U.S. GAAP | b | (135,465) | - | - |
| Net loss for the year - U.S. GAAP | | $ (3,134,094) | $ (2,895,771) | $ (6,311,550) |
| Adjustment for the modification of warrants per U.S. GAAP | d | (293,020) | - | - |
| Net loss applicable to common stockholders - U.S. GAAP | | (3,427,114) | (2,895,771) | (6,311,550) |
| Loss per share - basic and diluted under U.S. GAAP | | (0.03) | (0.03) | (0.07) |
| Weighted average number of shares outstanding | | 102,301,168 | 92,225,645 | 86,400,439 |

| Cash flows | | 2011 | 2010 | 2009 |
|---|---|---|---|---|
| Cash flow from operating activities per Canadian GAAP | | (1,453,508) | $ (1,616,133) | $ (2,231,838) |
| Expenditure of development costs per U.S. GAAP | a | (425,085) | (90,488) | (2,000,611) |
| Expenditure of intangible asset costs per U.S. GAAP | b | (135,465) | - | - |
| Cash flows from operating activities per U.S. GAAP | | $ (2,014,058) | $ (1,706,621) | $ (4,232,449) |
| | | | | |
| Cash flow from investing activities per Canadian GAAP | | (568,567) | $ (958,594) | $ (2,158,129) |
| Expenditure of development costs per U.S. GAAP | a | 425,085 | 90,488 | 2,000,611 |
| Expenditure of intangible asset costs per U.S. GAAP | b | 135,465 | - | - |
| Cash flows from investing activites per U.S. GAAP | | $ (8,017) | $ (868,106) | $ (157,518) |

**(Expressed in United States dollars)**

**18. RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("CANADIAN GAAP") AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("U.S. GAAP") (Cont'd)**

g. Adoption of new accounting polices

In August 2009, the FASB issued ASU No. 2009-05, "Fair Value Measurements and Disclosures (Topic 820)-Measuring Liabilities at Fair Value" (ASU 2009-05). ASU 2009-05 provides guidance in measuring the fair value of a liability when a quoted price in an active market does not exist for an identical liability or when a liability is subject to restrictions on its transfer. The adoption of this accounting standard had no impact on the Company's financial position or results of operations.

In February 2010, the FASB issued ASU No. 2010-09 Subsequent Events (ASC Topic 855) - Amendments to Certain Recognition and Disclosure Requirements (ASU 2010-09). ASU No. 2010-09 requires an entity that is an SEC filer to evaluate subsequent events through the date that the financial statements are issued and removes the requirement for an SEC filer to disclose a date, in both issued and revised financial statements, through which the filer had evaluated subsequent events. The adoption did not have a significant impact on the Company's consolidated financial statements.

In April 2010, the FASB issued Accounting Standards Update 2010-17 (ASU 2010-17), Revenue Recognition - Milestone Method (Topic 605). ASU 2010-17 provides guidance on applying the milestone method of revenue recognition in arrangements with research and development activities. The amendments in this Update are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. The adoption did not have a significant impact on the Company's consolidated financial statements.

h. Recent US accounting pronouncements not adopted

In April 2010, the FASB issued ASU 2010-13, "Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades," or ASU 2010-13. This ASU provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial portion of the entity's equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company is currently in the process of determining the impact, if any, of adoption of the provisions of ASU 2010-13.

**(Expressed in United States dollars)**

**18. RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("CANADIAN GAAP") AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("U.S. GAAP") (Cont'd)**

In December 2010, the FASB issued ASU No. 2010-29, "Business Combinations (Topic 805) — Disclosure of Supplementary Pro Forma Information for Business Combinations" ("ASU 2010-29"). This standard update clarifies that, when presenting comparative financial statements, SEC registrants should disclose revenue and earnings of the combined entity as though the current period business combinations had occurred as of the beginning of the comparable prior annual reporting period only. The update also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, non-recurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU 2010-29 is effective prospectively for material (either on an individual or aggregate basis) business combinations entered into in fiscal years beginning on or after December 15, 2010 with early adoption permitted. The Company is currently in the process of determining the impact, if any, of adoption of the provisions of ASU 2010-29.

In May 2011, the Financial Accounting Standards Board ("FASB") issued ASU No. 2011-04, Topic 820 - *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"), which amends current fair value measurement and disclosure guidance to converge with International Financial Reporting Standards ("IFRS") and provides increased transparency around valuation inputs and investment categorization. This guidance is effective for fiscal years and interim periods, beginning after December 15, 2011. Early application by public companies is not permitted. The Company is currently in the process of determining the impact, if any, of the adoption of the provisions of ASU 2011-04.

In June 2011, the FASB issued ASU No. 2011-05, Topic 220 - *Presentation of Comprehensive Income* ("ASU 2011-05"), which requires an entity to present total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements and eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. This guidance is effective for fiscal years and interim periods, beginning after December 15, 2011. The Company is currently in the process of determining the impact, if any, of the adoption of the provisions of ASU 2011-05.

**(Expressed in United States dollars)**

## 18. RECONCILIATION BETWEEN CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("CANADIAN GAAP") AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("U.S. GAAP") (Cont'd)

In September 2011, the FASB issued ASU No. 2011-08, Topic 350 - *Intangibles* - *Goodwill and Other* ("ASU 2011-08"), which amends Topic 350 to allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based the qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This guidance is effective for annual and interim goodwill tests performed for years beginning after December 15, 2011. Early adoption is permitted. The Company is currently in the process of determining the impact, if any, of the adoption of the provisions of ASU 2011-08.

In December 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-12, Topic 220 - *Comprehensive Income* ("ASU 2011-12"), which indefinitely deferred certain provisions of ASU 2011-05, including the requirement to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. This amendment is effective for both annual and interim financial statements beginning after December 15, 2011. The Company is currently in the process of determining the impact, if any, of the adoption of the provisions of ASU 2011-12.

In December 2011, the FASB issued ASU No. 2011-11, Topic 2010 - *Balance Sheet* ("ASU 2011-11"), which contains new disclosure requirements regarding the nature of an entity's rights of set off and related arrangements associated with its financial instruments and derivative instruments. Under U.S. GAAP, certain derivative and repurchase agreement arrangements are granted exceptions from the general off-setting model. To facilitate comparison between financial statements prepared under U.S. GAAP and IFRS, the new disclosure requirement will provide financial statement users information regarding both gross and net exposures. This guidance is effective for annual and interim financial statements beginning on or after January 1, 2013. Retrospective application is required. The Company is currently in the process of determining the impact, if any, of the adoption of the provisions of ASU 2011-11.

## 19. SEGMENTED INFORMATION

There is one operating segment of the business being the development and commercialization efforts with respect to the Company's proprietary memory and sensor applications. Currently, the predominant market segment that the Company is pursuing is the North American market for such technology.

**(Expressed in United States dollars)**

## 20. SUBSEQUENT EVENTS

a) The Company raised an additional $388,997 through Unit private placements and issued 2,979,450 Units. Each Unit consists of one common share and one share purchase warrant. Of this amount, the Chairman subscribed for 625,000 units at a price of $0.10 per unit, an officer for 142,858 units at price of $0.35 per unit.

b) The convertible loan described in Note 11 (e)(iii) was repaid in December 2011.

c) The Company secured $284,513 of bridge loans from a group of arm's length investor in December 2011 with maturities of six months. The loans are unsecured, bear interest at a rate of 2% per month and are convertible at the holder's option at $0.12 per unit. Each unit includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.12.

d) The Company secured $98,058 bridge loan from an arm's length investor in January 2012 with a maturity of six months. The loan is unsecured, bears interest at a rate of 2% per month and is convertible at the holder's option at $0.10 per unit. Each unit includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.12.

e) The Company secured $20,092 bridge loan from an arm's length investor in February 2012 with a maturity of six months. The loan is unsecured, bears interest at a rate of 2% per month and is convertible at the holder's option at $0.12 per unit. Each unit includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.15.

f) The Company secured $184,554 bridge loan from an arm's length investor in February 2012 with a maturity of six months. The loan is unsecured, bears interest at a rate of 2% per month and is convertible at the holder's option at $0.17 per unit. Each unit includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.20.

g) On December 2, 2011 the Company revised the expiration date of 1,015,000 warrants expiring during the months of January, March and April 2012 by extending them for a further period of one year.

## 21. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's financial statement presentation.

*************************************

**ITEM 18. Financial Statements**

Not applicable.

**ITEM 19. Exhibits**

The following exhibits are filed as part of this Annual Report:

| | |
|---|---|
| Exhibit No. 1.1 | Articles of Incorporation of Micromem Technologies Inc. and amendments thereto in effect as of January 11, 2000, (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on January 11, 2000). |
| Exhibit No. 1.2 | Articles of Incorporation of Amendment of Micromem Technologies Inc. dated as of October 17, 2001 amending the Articles of Incorporation of Micromem Technologies Inc. to increase the number of directors to a minimum of three and a maximum of ten (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003). |
| Exhibit No. 1.3 | Articles of Incorporation of Amendment of Micromem Technologies Inc. dated as of June 24, 2002 amending the Articles of Incorporation of Micromem Technologies Inc. to increase the number of directors to a minimum of 3 and a maximum of 12 (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003). |
| Exhibit No. 1.5 | By-Laws of Micromem Technologies Inc. in effect as of January 11, 2002, (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on January 11, 2000). |
| Exhibit No. 1.6 | Amendment to the By-Laws of Micromem Technologies Inc. approved by shareholders on June 29, 2000, deleting the requirement from the By-Laws that the President shall be appointed from amongst the directors (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on March 26, 2003). |
| Exhibit No. 4.1 | Employment Agreement by and between Micromem Technologies, Inc. and Salvatore Fuda dated May 29, 2005. (Incorporated herein by reference to the Company's Form 20-F filed with the Commission on February 28, 2006). |
| Exhibit No. 4.2 | Employment Agreement by and between Micromem Technologies and Joseph Fuda dated May 28, 2008 (Incorporated by reference to the Company’s Form 20-F filed with the Commission on February 24, 2009). |

| | |
|---|---|
| Exhibit No. 4.3 | Employment Agreement by and between Micromem Technologies and Dan Amadori dated May 28, 2008 (Incorporated by reference to the Company's Form 20-F filed with the Commission on February 24, 2009). |
| Exhibit No. 4.4 | Employment Agreement by and between Micromem Technologies and Steven Van Fleet dated May 28, 2008 (Incorporated by reference to the Company's Form 20-F filed with the Commission on February 24, 2009). |
| Exhibit No. 4.5 | Agreement with Investor Relations Group dated September 1, 2008 (Incorporated by reference to the Company's Form 20-F filed with the Commission on February 24, 2009). |
| Exhibit No. 4.6 | Agreement with Dreifus Associates Limited (DAL) dated June 1, 2008 (Incorporated by reference to the Company's Form 20-F filed with the Commission on February 24, 2009). |
| Exhibit No. 4.7 | Unotron Promissory Note dated August 1, 2009 (Incorporated by reference to the Company's Annual Report on Form 20-F filed with the Commission on March 1, 2010) |
| . | |
| Exhibit No. 4.8 | Agreement with Life Med Technologies Inc. (Incorporated by reference to the Company's Annual Report on Form 20-F filed with the Commission on March 1, 2010) |
| Exhibit No. 4.9 | Manufacturing Supply Agreement with Unotron. (Incorporated by reference to the Company's Annual Report on Form 20-F/A filed with the Commission on February 25, 2011) |
| Exhibit No. 8.1 | List of Subsidiaries (Incorporated by reference to the Company's Annual Report on Form 20-F filed with the Commission on March 1, 2010) |
| Exhibit No. 12.1 | Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith). |
| Exhibit No. 12.2 | Officer's Certification pursuant to Section 302 of the Sarbanes Oxley Act, 2002 (filed herewith). |
| Exhibit No. 13.1 | Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith). |
| Exhibit No. 13.2 | Officer's Certification pursuant to Section 906 of the Sarbanes Oxley Act, 2002 (filed herewith). |

## SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

**MICROMEM TECHNOLOGIES INC.**

By: /s/ Joseph Fuda
Name: Joseph Fuda
Title: Chief Executive Officer

By: /s/ Dan Amadori
Name: Dan Amadori
Title: Chief Financial Officer

Dated: February 24, 2012